As filed with the Securities and Exchange Commission on October 25, 2007

Registration No. 333-146605

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNINSURE INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6411	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(8620) 6122-2777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2912-2503	Leiming Chen Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)		Amount of registration fee
Ordinary Shares, par value US$0.001 per share(3)	US$	184,000,000	US$	5,649	(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-146765). Each American depositary share represents 20 ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor any of the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor any of the shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject To Completion)

Issued                     , 2007

11,644,080 American Depositary Shares

REPRESENTING 232,881,600 ORDINARY SHARES

CNinsure Inc. is offering 9,650,000 ADSs and the selling shareholders are offering 1,994,080 ADSs. Each ADS represents 20 of our ordinary shares. This is our initial public offering and no public market currently exists for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between $11.00 and $13.00 per ADS.

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “CISG.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CNinsure Inc.	Proceeds to the Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$

CNinsure Inc. has granted the underwriters the right to purchase up to an additional 1,746,612 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

MORGAN STANLEY

WILLIAM BLAIR & COMPANY
FOX-PITT KELTON COCHRAN CARONIA WALLER
PIPER JAFFRAY

October     , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until             , 2007, all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

In this prospectus, unless the context otherwise requires, “we,” “us,” “our company,” “our” or “CNinsure” refers to CNinsure Inc. and any entity carrying on CNinsure’s current business prior to the restructuring transactions through which CNinsure became our listing vehicle, and their respective subsidiaries and consolidated affiliated entities; “ADSs” refers to American depositary shares, each representing 20 of our ordinary shares, par value US$0.001 per share; “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan; “Renminbi” or “RMB” refers to the legal currency of China; and “US$,” “U.S. dollars” or “dollars” refers to the legal currency of the United States. This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 29, 2007, which was RMB7.6120 to US$1.00.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” before deciding whether to purchase the ADSs.

Overview

We are a leading independent insurance agency and brokerage company operating in China. With approximately 11,000 sales professionals and approximately 170 sales and service outlets operating in eight provinces as of September 30, 2007, our distribution network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

We began our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our product offerings to other property and casualty insurance products in 2002. Our experience in the life insurance segment is more limited as we only began distributing individual life insurance products in January 2006. We intend to further broaden our service offerings by providing insurance claims adjusting services, such as assessment, survey, authentication and loss estimation, beginning in the fourth quarter of 2007.

As an insurance agency and brokerage company, we do not assume underwriting risks. Instead, we distribute insurance products underwritten by domestic and foreign insurance companies operating in China, and provide certain insurance-related services, such as 24-hour emergency services in select cities, damage assessment and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we also introduce customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this prospectus, we have 21 affiliated insurance intermediaries in the PRC. Seventeen of them are insurance agencies, which act as agents of insurance companies when distributing insurance products to our customers, and the other four are insurance brokerages, which act on behalf of our customers in seeking insurance coverage from insurance companies. According to the Insurance Intermediary Market Development Reports published periodically by the CIRC, four of our affiliated insurance agencies ranked Nos. 3, 11, 14 and 20, respectively, among China’s top 20 insurance agencies in terms of revenue, together accounting for 4.87% of the total revenue of all insurance agencies in China in the first half of 2007, while one of our affiliated insurance brokerages ranked No. 17 among China’s top 20 insurance brokerages in terms of revenue, with 1.12% of the total revenue of all insurance brokerages in China for the same period.

The independent insurance agency and brokerage sector in China is at an early stage of development and highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions, recruitment of experienced and entrepreneurial sales agents and franchising. In particular, we intend to devote significant resources to distributing life insurance products in order to benefit from the recurring fee income they generate and to better capture the significant opportunities presented by China’s rapidly growing life insurance market.

Our business has grown substantially in recent years. Our net revenues increased from RMB 34.0 million in 2004 to RMB 143.7 million in 2005 and to RMB 246.5 million (US$32.4 million) in 2006, representing a compounded annual growth rate, or CAGR, of 169.4% in the three-year period. Our net loss decreased from RMB92.7 million in 2004 to RMB6.7 million in 2005, and we achieved profitability in 2006 with a net income of RMB57.4 million (US$7.5 million). For the six months ended June 30, 2007, our net revenues and net income were RMB172.6 million (US$22.7 million) and RMB58.7 million (US$7.7 million), respectively, representing increases of 61.6% and 142.8%, respectively, from the net revenues and net income for the same period in 2006.

Industry Background

The Chinese insurance industry was the third largest in Asia and the 9th largest in the world by premium in 2006. The industry has grown substantially in recent years, with industry-wide insurance premiums increasing from RMB160.9 billion in 2000 to RMB492.8 billion (US$64.7 billion) in 2005, according to data published by the China Insurance Regulatory Commission, or the CIRC. Despite this substantial growth and scale, China’s insurance penetration rates, which measure industry-wide insurance premiums as a percentage of GDP, were only 1.7% for life insurance and 1.0% for non-life insurance in 2006, compared to 4.0% and 4.8%, respectively, for the United States. These low penetration rates relative to those of developed economies suggest that China’s insurance market has significant growth potential. We believe that continued economic growth and the aging of the Chinese population, among other factors, will drive the future growth of China’s insurance industry. In particular, we expect that changing demographics will generate substantial demand for life insurance products.

Within China’s insurance industry, independent insurance agencies and brokerages are referred to as “professional insurance intermediaries,” to differentiate them from entities that distribute insurance products as an ancillary business, such as commercial banks, postal offices and automobile dealerships. The professional insurance intermediary sector in China has also grown significantly in recent years. According to data released by the CIRC, total insurance premiums generated by independent insurance agencies and brokerages increased 91.0% and 36.0%, respectively, from 2004 to 2005; 22.0% and 6.0%, respectively, from 2005 to 2006; and 44.1% and 21.4%, respectively, from the first half of 2006 to the first half of 2007. We believe that there will continue to be substantial growth opportunities in the professional insurance intermediary sector for the following reasons:

•	China’s insurance industry as a whole has significant growth potential;

•	as competition among insurance companies intensifies, insurance companies will focus more on their core competencies and increasingly outsource part of the distribution of their products;

•

an increasing number of international insurance companies are entering the Chinese market and they tend to outsource the distribution of their products because they seek to quickly penetrate the market but lack a distribution network and sales force of their own;

•

as Chinese consumers become more sophisticated, they will increasingly seek a greater selection of insurance products and services from different insurance companies with the benefit of independent professional advice; and

•	the favorable regulatory environment will benefit professional insurance intermediaries with potential to grow into nation-wide service providers.

Despite rapid growth in recent years, the professional insurance intermediary sector in the PRC is still at an early stage of development and highly fragmented. According to the Insurance Intermediary Market Development Report for the first half of 2007 released by the CIRC, as of June 30, 2007 there were 1,688 insurance agencies and 318 insurance brokerages in the PRC.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	leading position among professional insurance intermediaries in China;

•	scalable unified operating platform;

•	extensive customer reach through distribution network and customer database;

•	attractive and differentiated performance-based entrepreneurial agent program;

•	dynamic product offerings;

•	firm commitment to rigorous training and development; and

•	experienced management team.

Our Strategy

Our goal is to become the largest independent insurance agency and brokerage company in China and further develop our nationwide distribution network while delivering superior long-term returns to our shareholders. To achieve this goal, we intend to capitalize on the growth potential of China’s insurance industry and insurance intermediary sector, leverage our competitive strengths and pursue the following elements of our strategy:

•	further expand into the fast-growing life-insurance sector while continuing to grow our property and casualty business;

•	further expand our distribution network through selective acquisitions, recruitment of entrepreneurial agents and franchising;

•	further improve our unified operating platform to support future growth;

•	continue to strengthen our relationships with leading insurance companies;

•	expand our product and service offerings to meet customer needs; and

•	increase the use of new distribution channels.

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including those relating to:

•	our limited operating history, especially our limited experience in selling life insurance products;

•	our ability to attract and retain productive agents, especially entrepreneurial agents;

•	our ability to maintain existing and develop new business relationships with insurance companies;

•	our ability to execute our growth strategy by successfully acquiring and integrating insurance agencies and brokerages;

•	our ability to adapt to the evolving regulatory environment in the Chinese insurance industry; and

•	our ability to compete effectively against insurance companies, professional insurance intermediaries and other entities that distribute insurance products.

In addition to the above risks and uncertainties, you should also consider the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Our Corporate History and Structure

Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services Holdings Ltd, or China United Financial Services, then known as China Automobile Association Holdings Limited, a newly established British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment by subscribing for 40% of the equity interests in China United Financial Services.

As part of its corporate restructuring to facilitate international fundraising, China United Financial Services incorporated CISG Holdings Ltd., or CISG, a British Virgin Islands company, in June 2004 as the holding company for its insurance agency and brokerage businesses and transferred to CISG all of its rights and interests in four PRC insurance intermediary companies it then controlled. In September 2004, Cathay Capital Group subscribed for approximately 27.8% of the equity interests in CISG.

In December 2005, an entity affiliated with CDH, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG. In connection with this investment, the shareholders of CISG entered into a shareholder agreement that provided for, among other things, the management of the affairs of CISG. In anticipation of this offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to then the existing shareholders of CISG in exchange for all of the outstanding CISG shares. After this restructuring transaction, CNinsure became our ultimate holding company.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, the shareholders of two PRC affiliated entities, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment, and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, hold equity interests ranging from 51% to 100% in 17 insurance agencies and four insurance brokerages. With the exception of the sole minority shareholder of Shenzhen Nanfeng Insurance Agency Co., Ltd., who is an executive officer of our company holding shares on our behalf, the other minority shareholders of the insurance agencies and brokerages majority-owned by Meidiya Investment and Yihe Investment are either founders of such company or entrepreneurial agents with whom we jointly set up such company. Most of those minority shareholders have been employed as managers and are in charge of the day-to-day operations of the insurance agencies and brokerages in which they hold minority interests. These subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have no equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries and rely entirely on contractual arrangements to control and derive economic benefit from these companies.

Our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries enable us to:

•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•	receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment and Yihe Investment when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are deemed the primary beneficiary of Meidiya Investment and Yihe Investment and hence treat them and their subsidiaries as our consolidated affiliated entities. Revenues generated by the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment altogether accounted for 56.4% of our total net revenues in 2006 and 51.0% of our total net revenues for the first half of 2007. The remainder of our total net revenues in those periods came from two of our subsidiaries, which run our operating platform, maintain our customer database and provide information about potential customers to insurance companies. Those insurance companies pay fees to these subsidiaries if those customers actually purchase insurance.

See “Corporate Structure” for further information on our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our Offices

Our principal executive offices are located at 19/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China. Our telephone number at this address is +86-20-6122-2777 and our fax number is +86-20-6122-2329. Our registered office in the Cayman Islands is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1-345-949-8066.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.cninsure.net. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

American depositary shares offered:

By us	9,650,000 ADSs

By the selling shareholders	1,994,080 ADSs

Total	11,644,080 ADSs

Price per ADS	We currently estimate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

Over-allotment option	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 1,746,612 ADSs to cover over-allotments.

ADSs outstanding immediately after this offering	11,644,080 ADSs

Ordinary shares outstanding immediately after this offering	877,210,526 shares

The ADSs	Each ADS represents 20 ordinary shares, par value US$0.001 per share. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Dividend policy	We have no plan to pay dividends on our ordinary shares. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Use of proceeds	We intend to use the net proceeds from this offering as follows:

• up to US$60 million to fund acquisitions and establishment of joint ventures;

• up to US$40 million to fund enhancement of our service systems; and

• the balance to fund our working capital requirements.

See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Nasdaq Global Market symbol	CISG

Lockup

We, our directors and executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriters” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 684,210,526 ordinary shares outstanding as of the date of this prospectus;

•

excludes 5,473,684 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus at an exercise price of RMB2.3214 (US$0.30) per share and an additional 42,000,000 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus at an exercise price to be equal to the price per ordinary share in this offering; and

•	excludes 26,421,053 ordinary shares reserved for future issuance under our 2007 share incentive plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the three years ended December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. You should read the summary consolidated financial data in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The historical results for the year ended December 31, 2004 are prepared to reflect, on a combined basis, all of the insurance brokerage and agency service businesses for the entire year of 2004, including those entities transferred from China United Financial Services on June 9, 2004 and those operations held by entities of China United Financial Services that we did not acquire. Accordingly, the revenues, expenses, assets and liabilities related to the insurance brokerage and agency services for the period from January 1, 2004 to June 8, 2004 and as of June 8, 2004 held by the China United Financial Services entities that we did not acquire have been “carved-out” from those entities and combined with those of our company for the entire period on a basis that our management considers to be reasonable. Accordingly, the historical financial information that has been presented for the periods prior to the reorganization on June 9, 2004 does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. China United Financial Services did not account for us, and we were not operated, as a separate, stand-alone entity prior to June 9, 2004. We prepared our combined financial information for the year ended December 31, 2004 on the same basis as that adopted for the preparation of the consolidated financial information for the years ended December 31, 2005 and 2006. In this prospectus, our consolidated financial information for 2004, 2005, 2006 and 2007 refers collectively to our combined financial information for the year ended December 31, 2004 and the consolidated financial information for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	33,401	142,520	245,652	32,271	106,543	172,323	22,638
Other service fees	564	1,179	897	118	248	238	31

Total net revenues	33,965	143,699	246,549	32,389	106,791	172,561	22,669

Operating costs and expenses:
Commissions and fees	(4,256)	(65,752)	(133,076)	(17,482)	(53,321)	(87,275)	(11,465)
Selling expenses	(2,432)	(5,527)	(11,288)	(1,483)	(5,288)	(4,196)	(551)
General and administrative expenses(1)	(120,576)	(78,879)	(52,119)	(6,847)	(25,793)	(25,915)	(3,404)

Total operating costs and expenses	(127,264)	(150,158)	(196,483)	(25,812)	(84,402)	(117,386)	(15,420)

Income (loss) from operations	(93,299)	(6,459)	50,066	6,577	22,389	55,175	7,249
Other income (expense), net:
Interest income	49	445	5,364	705	1,596	1,980	260
Interest expense	(15)	(19)	(34)	(5)	(28)	(66)	(9)
Others, net	158	(15)	5	1	10	15	2

Net income (loss) before income taxes	(93,107)	(6,048)	55,401	7,278	23,967	57,104	7,502
Net Income tax benefit (expense)	396	(672)	573	75	42	(176)	(23)

Net income (loss) before minority interest	(92,711)	(6,720)	55,974	7,353	24,009	56,928	7,479
Minority interest	—	27	1,421	187	160	1,762	231

Net income (loss)	(92,711)	(6,693)	57,395	7,540	24,169	58,690	7,710

Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	(0.5552)	(0.0139)	0.0883	0.0116	0.0372	0.0903	0.0119
Diluted	(0.5552)	(0.0139)	0.0875	0.0115	0.0370	0.0891	0.0117
Net income (loss) per ADS:
Basic	(11.104)	(0.278)	1.766	0.232	0.744	1.806	0.238
Diluted	(11.104)	(0.278)	1.750	0.230	0.740	1.782	0.234
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	166,980,000	482,770,000	650,000,000	650,000,000	650,000,000	650,000,000	650,000,000
Diluted	166,980,000	482,770,000	655,970,000	655,970,000	652,884,328	658,927,355	658,927,355
Dividends declared per share(2)	170	523	585	75	—	—	—

(1)     Share-based compensation expenses included in our general and administrative expenses were RMB109.3 million, RMB56.5 million, RMB24.1 million (US$3.2 million), RMB13.0 million and RMB0.8 million (US$0.1 million) in 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, respectively.

(2)     The 2004 and 2005 dividends were declared in 2006 and the 2006 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid out RMB28.7 million (US$3.8 million) of the previously declared but unpaid dividends, and we expect to pay out the remainder of those previously declared but unpaid dividends to our existing shareholders before the completion of this offering. The per-share amounts were determined based on the number of CISG shares outstanding as of the respective record dates for the dividends declared, without giving effect to the share exchange in July 2007.

The following table presents a summary of our consolidated balance sheet data:

•	on an actual basis as of December 31, 2006 and June 30, 2007; and

•

on an as adjusted basis to give effect to the issuance and sale of the 193,000,000 ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of US$12.00 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting underwriting discounts, commission and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, as of June 30, 2007.

	As of December 31, 2006		As of June 30, 2007
	Actual		Actual		As Adjusted
	RMB	US$	RMB	US$	RMB	US$
			(unaudited)		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	223,926	29,417	363,406	47,741	1,137,501	149,435
Total current assets	355,703	46,729	443,436	58,255	1,217,531	159,949
Total assets	379,622	49,871	468,999	61,613	1,243,094	163,307
Total current liabilities	75,524	9,922	137,972	18,126	137,972	18,126
Total liabilities	76,321	10,026	139,576	18,337	139,576	18,337
Minority interests	13,717	1,802	18,499	2,430	18,499	2,430
Total shareholders’ equity	289,584	38,043	310,924	40,846	1,085,019	142,540
Total liabilities and owners’ equity	379,622	49,871	468,999	61,613	1,243,094	163,307

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements relating to events subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

Risks Related to Our Business and Our Industry

Our limited operating history, especially our limited experience in distributing life insurance products, may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006. In 2006, we also acquired, through our consolidated affiliated entities, majority interests in three insurance agencies that specialize in distributing life insurance products. Life insurance products accounted for 8.4% of our total commissions and fees earned in 2006 and 11.3% in the first half of 2007. We have made the distribution of life insurance products one of the focuses of our future growth strategy. We cannot assure you that this strategic move will be successfully implemented. If our life insurance business fails to grow successfully, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

If we fail to attract and retain productive agents, especially entrepreneurial agents, our business could suffer.

A substantial portion of our sales of property and casualty insurance products and our entire sales of life insurance products are conducted through our individual sales agents, who are not our employees. In 2006, individual sales agents contributed 68.9% of our commissions and fees earned from property and casualty insurance products. Some sales agents are more productive than others. Further, in recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. If we are unable to attract, retain and build on the core group of highly productive agents and entrepreneurial agents, our business could be materially and adversely affected. Competition for agents from insurance companies and other insurance intermediaries may also force us to increase the compensation of our agents and in-house sales representatives, which would increase operating costs and reduce our profitability.

Because the commission and fee revenue we earn on the sale of insurance products is based on premiums and commission and fee rates set by insurance companies, any decrease in these premiums or commission and fee rates may have an adverse effect on our results of operation.

We are engaged in the insurance agency and brokerage business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the WTO in December 2001, intense competition among insurance companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions and fees we earned on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. We face competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Quarterly and annual variations in our commission and fee revenue may have unexpected impacts on our results of operations.

Our commission and fee income is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Historically, our commission and fee income for the fourth quarter of any given year has been the highest among all four quarters, while our commission and fee income for the first quarter of any given year has been the lowest among all four quarters. The factors that cause the quarterly and annual variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

We expect a significant portion of our future growth to come from acquisitions of high-quality independent insurance agencies or brokerages. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces and municipalities where we do not yet have a presence. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies and brokerages. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy will be impeded and our earnings or revenue growth will be negatively affected.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.

Even if we succeed in acquiring other insurance agencies and brokerages, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution network has expanded from one company in one province to 21 insurance intermediaries in eight provinces as of the date of the prospectus. We anticipate significant continued growth in the future. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of our contracts with insurance companies are entered into at a local level between their respective provincial, city and district branches and our affiliated insurance agencies and brokerages. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies and brokerages, and the termination of a contract with one branch has no effect on our contracts with the other branches. See “Business—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of a year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2006, our top five insurance company partners, after aggregating the business conducted between their local branches and our insurance agencies and brokerages, were PICC Property and Casualty Company Limited, Ping An Property & Casualty Insurance Company of China, Ltd., AVIVA-COFCO Life Insurance Co., Ltd., Tai Ping Insurance Company Ltd. and China Pacific Property Insurance Company, Ltd. Two of these, PICC and Ping An Property, each accounted for more than 10% of our total commissions and fees in 2006, with PICC accounting for 61% and Ping An Property accounting for 11%. For the six months ended June 30, 2007, our top five insurance company partners, after similar aggregation, were PICC, Ping An Property, China Pacific Property, Yong An Property Insurance Co., Ltd. and AVIVA-COFCO Life Insurance Co., Ltd. During this period, PICC and Ping An Property accounted for 47% and 10%, respectively, of our total commissions and fees. The termination of our contracts with insurance companies that in the aggregate account for a significant portion of our business, or changes in the material terms of these contracts, could adversely affect our business and operating results.

The level of bonuses we receive from insurance companies is difficult to predict and any material decrease in our collection of them is likely to have an adverse impact on our operating results.

Some insurance companies pay us bonuses for achieving specified sales goals set by them, after considering the loss experience or renewal rate of the insurance we distribute for them and other factors. Bonuses accounted for 1.1% of our total commissions and fees in 2006. We did not receive any bonuses for 2005. Due to the contingent nature of these bonus arrangements, it is difficult to predict the amount, if any, of these payments. Bonuses from insurance companies affect our revenues, and decreases in their payment to us may have an adverse effect on our results of operations.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We operate through insurance agency and brokerage subsidiaries of our PRC affiliated entities that are located in eight provinces. These insurance agencies and brokerages report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of a relationship with an insurance company or a regulatory inquiry or other action, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of the acquired firms may limit our ability to effectively manage our business.

In the three acquisitions we have completed to date, the founders and key managers of the acquired firms continue to manage the acquired business. They are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls that allow us to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms. Unsatisfactory performance by these managers could hinder our ability to grow and could have a material adverse effect on our business.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our executive director and president, Dr. En Ming Tseng, our vice president, chief operating officer and chairman of our life insurance committee, Mr. David Tang, our chief financial officer, Mr. Peng Ge, our vice president and general manager of our finance and accounting department, and Mr. Chunlin Wang, our vice president and chairman of our property and casualty insurance committee. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Management—Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

Agent or employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance products to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our control policies or procedures.

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

All of our personnel engaging in insurance agency or brokering activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency or brokering activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency or brokering business. See “Regulation.” Under these regulations, insurance agencies and brokerages that retain unqualified personnel to engage in insurance sales activities may be fined up to RMB10,000. As of December 31, 2006, approximately 79% of our sales professionals had received a qualification certificate, compared with a national average qualification rate of approximately 75% for insurance intermediaries as reported by the CIRC.

In addition, we understand that the CIRC may require, in the near future, that every individual agent carry credentials showing specified information when conducting agency business. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

We operate in a highly regulated industry. The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. For example, it is not clear when the CIRC will start strictly enforcing the qualification requirements for sales professionals affiliated with professional insurance intermediaries like us. Although we have not had any material violations to date, we cannot assure you that our operations will always be consistent with the interpretation and enforcement of the laws and regulations by the CIRC from time to time.

Further development of regulations in China may impose additional costs and restrictions on our activities.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the consultation paper for administration of insurance agencies and brokerages promulgated by the CIRC, insurance agency or brokerage companies will likely be required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Such increase would reduce the amount of cash available for other business purposes. Under the same consultation paper, sole-proprietor insurance agencies will likely be allowed, which could lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.

We conduct some of our business through two of our subsidiaries, which do not possess insurance agency or brokerage licenses.

Two of our subsidiaries run our operating platform and maintain our customer database. In addition, they provide information about potential customers to insurance companies, which pay fees to these subsidiaries if these customers purchase insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that, in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper license and, as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.

We have identified several significant deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under U.S. securities laws. The Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008.

Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. During the course of preparing our consolidated financial statements as of and for the three years ended December 31, 2004, 2005 and 2006 in connection with this offering, we identified a number of control deficiencies, which include significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; (3) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (4) a lack of regular preparation of U.S. GAAP consolidated management accounts; and (5) the absence of an audit committee. It is important to note that we did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies as we will be required to do after we are a public company. Had we undertaken such an assessment, additional significant deficiencies and/or material weaknesses may have been identified.

We plan to take a number of measures to tackle the control deficiencies identified, including: (1) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and ensuring that accounting personnel are familiar with and follow the manual; (2) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting; (3) hiring additional accounting personnel with external reporting experience, including knowledge of the SEC reporting requirements and U.S. GAAP, and investor relations personnel; (4) developing formal procedures to prepare U.S. GAAP consolidated financial information on a monthly basis; and (5) establishing an audit committee complying with SEC and applicable Nasdaq Global Market requirements.

We plan to remediate these significant deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We may face legal action by the former employers or principals of entrepreneurial agents who join our distribution network.

Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution network as our sales agent, we may face legal action by the former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this prospectus, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and timing consuming and could divert resources and management attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of June 30, 2007, goodwill represented RMB7.0 million (US$0.9 million), or 2.3% of our total shareholders’ equity of RMB310.9 million (US$40.8 million). As of June 30, 2007, other intangible assets represented RMB4.3 million (US$0.6 million), or 1.4% of our total shareholders’ equity. Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity and any writedown related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems between our various subsidiaries and our main offices in Guangzhou, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We face risks related to health epidemics and other outbreaks, which could result in reduced activity level of our sales force.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Because our business operations rely heavily on the sales efforts of individual sales agents and in-house sales representatives, any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may significantly disrupt our staffing and otherwise reduce the activity level of our sales force, thus causing a material and adverse effect on our business operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, the shareholders of two PRC companies, Meidiya Investment and Yihe Investment, and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, hold equity interests ranging from 51% to 100% in 21 PRC insurance agencies and brokerages. These wholly and majority-owned subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.

Our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment enable us to:

•	Exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•

Receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our wholly-owned subsidiaries in China; and

•	Have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment, Yihe Investment and their subsidiaries when and to the extent permitted by PRC law.

Because of these contractual arrangements, Meidiya Investment and Yihe Investment are treated as our consolidated affiliated entities. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment or any of the existing and future subsidiaries of Meidiya Investment and Yihe Investment are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	restricting or prohibiting any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our PRC affiliated entities and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our PRC affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Corporate Structure—Our Corporate Structure and Contractual Arrangements” and “Related Party Transactions—Contractual Arrangements with Our PRC Affiliated Entities, Their Shareholders and Their Subsidiaries.” These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and their subsidiaries as direct ownership. We have no direct or indirect equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries.

If we had direct ownership of Meidiya Investment, Yihe Investment and their subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Meidiya Investment, Yihe Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Meidiya Investment, Yihe Investment or any of their subsidiaries and shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Meidiya Investment and Yihe Investment were to refuse to transfer their equity interest in Meidiya Investment and Yihe Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

To secure our loans to the three individual shareholders of Meidiya Investment and Yihe Investment, we entered into equity pledge agreements with them under which they pledged their equity interests in Meidiya Investment and Yihe Investment to us. But we were unable to register the pledges because the relevant local administration for industry and commerce, which maintain public records of business entities, did not handle this kind of pledge at the time when our equity pledge agreements became effective. This could allow the shareholders to dishonor their pledges and re-pledge the equity interests to another person. Due to the lack of registration with the relevant administration for industry and commerce, we rely on these individuals to abide by the contracts laws of China and honor their contracts with us. According to the Property Rights Law, which became effective as of October 1, 2007, pledge rights for a pledge of equity are created at the time of the processing of the registration of the pledge by the relevant administration for industry and commerce. Although the PRC Property Rights Law does not have retrospective effect on pledges created prior to its effectiveness, we would need to register our existing pledges with the relevant administration for industry and commerce before any third party could register its pledge rights in order to protect our pledge rights against any third party to whom the shareholders might re-pledge their equity interests after the effectiveness of the Property Rights Law. Due to the lack of operational procedures under the Property Rights Law applicable to the registration of equity pledges, we cannot assure you that we will be able to get our equity pledge registration processed by the relevant administration for industry and commerce before any third party would be able to complete the registration.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of our PRC affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai, hold 100% of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Wang was designated by CDH Inservice Limited, one of our principal shareholders. Mr. Lai is our co-founder and president. Mr. Cui was designated by Cathay Auto Services Limited, another of our principal shareholders. Conflicts of interest may arise between Mr. Wang’s or Mr. Cui’s dual role as a shareholder of our affiliated entities subject to various contractual arrangements with us and as a director or officer of CDH Inservice Limited or Cathay Auto Services Limited. Similarly, Mr. Lai’s dual role as a shareholder of our affiliated entities and as our president may cause conflicts of interest. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into among our subsidiaries and our PRC affiliated entities and their subsidiaries may be subject to scrutiny by the PRC tax authorities and a finding that we or our PRC affiliated entities and their subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Yiqiman Management, our wholly owned subsidiary in China, Meidiya Investment and Yihe Investment and their subsidiaries do not represent an arm’s- length price and adjust Meidiya Investment, Yihe Investment or any of their subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Meidiya Investment, Yihe Investment or any of their subsidiaries, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we expect to receive from this offering to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through PRC subsidiaries and PRC affiliated entities. In utilizing the proceeds we expect to receive from this offering for the purposes described in “Use of Proceeds,” we may make loans to our PRC subsidiaries and PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to either of our directly-held PRC subsidiaries, Haidileji Enterprise or Yiqiman Management, both of which are treated as foreign-invested enterprises under PRC law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries are allowed to incur a total of HK$184 million in foreign debts as of the date of this prospectus. We expect that the net proceeds we will receive from this offering will exceed the maximum amount of foreign debt our directly-held PRC subsidiaries are permitted to incur. If we were to advance some net proceeds to our directly-held PRC subsidiaries in the form of loans, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Haidileji Enterprise and Yiqiman Management) or to any of our PRC affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC affiliated entities.

Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the PRC government still owns a substantial portion of productive assets in China. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Our revenue and earnings from the distribution of life insurance products may be affected by fluctuations in interest rates and other general economic conditions in China.

General economic and market factors in China, such as changes in interest rates and in the securities markets, can affect our commission and fee revenue from the sale of life insurance products. These factors can affect the volume of new sales and the extent to which our customers keep their policies in force year after year. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, competing investment products offering higher returns could become more attractive to potential purchasers than the life insurance products we market and distribute. Increases in interest rates also may lead our customers to surrender and withdraw some life insurance policies purchased from us in order to seek other investments with higher returns. These surrenders and withdrawals will end the recurring fee revenue we would otherwise earn if the insurance polices were maintained. China’s stock market has experienced substantial growth since 2005. The perceived higher returns of investments in the stock market also may lead to reduced sales, and early terminations, of certain life insurance policies, thus adversely affecting our commission and fee revenue. We cannot guarantee that we will be able to compete with alternative products if these market forces make the life insurance products we sell unattractive to our target customers.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Although since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management named in the prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. But approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

If we are considered a “resident enterprise” under the new PRC tax law or if income tax on the dividends that we receive from our PRC subsidiaries cannot be exempted, our results of operations and financial conditions would be materially and adversely affected.

On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the new tax law, which will become effective on January 1, 2008. Under currently applicable PRC tax laws, we are exempted from withholding tax on the dividends received from our subsidiaries in China. Under the new tax law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and thus will normally be subject to the enterprise income tax, or EIT, at the rate of 25% on global income. Non-resident enterprises with an institution or establishment inside China must pay enterprise income tax at the rate of 25% on income derived from inside China as well as on income earned outside China but which has a connection with such institution or establishment. Non-resident enterprises without any institution or establishment inside China or non-resident enterprises whose income has no connection to its institution or establishment inside China must pay a withholding enterprise income tax at the rate of 20% on income derived from inside China. Under the new tax law, dividends, bonuses and other equity investment proceeds received by an enterprise are exempt from EIT if distributed between qualified resident enterprises or if obtained by a non-resident enterprise with institutions or establishments in China from a resident enterprise and which have a connection with such institutions or establishments.

The new tax law allows for exemptions or reductions from withholding of EIT in respect of dividends, bonuses and other equity investment proceeds obtained by non-resident enterprises without any institution or establishment inside China, or by non-resident enterprises with an institution or establishment inside China if the relevant proceeds have no connection to such institution or establishment inside China. However, the new tax law does not define the term “de facto management bodies” nor does it clarify the scope of eligibility for exemptions or reductions from the withholding tax. Therefore, we cannot assure you that we will not be considered a “resident enterprise” under the new tax law and therefore be subject to the new tax law at the rate of 25% on our global income. We also cannot assure you that the withholding EIT on the dividends we receive from our subsidiaries will be exempted or reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by some of our affiliated entities for our cash requirements, including any debt we may incur. As of the date of this prospectus, our subsidiaries in China have declared dividends of RMB7.0 million, RMB25.0 million, RMB38.0 million (US$5.0 million) for the years 2004, 2005 and 2006, respectively. We allowed our subsidiaries in China to defer payment of these dividends in order to use the additional cash to grow their businesses. In 2007, we paid out RMB28.7 million (US$3.8 million) of the previously declared but unpaid dividends, and we expect to pay out the remainder to our existing shareholders before the completion of this offering. In October 2007, we declared dividends of RMB70.0 million (US$9.2 million) for the year 2007 and we expect to pay out these declared dividends before the completion of this offering. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries that are considered foreign invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of December 31, 2006, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB81.8 million (US$10.8 million). Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, commonly known in China as “SAFE Circular 75,” requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. See “Regulation—Regulations on Foreign Exchange—Foreign Exchange Registration of Offshore Investment by PRC Residents.”

Almost all of the shareholders of CAA Holdings Company Limited and Kingsford Resources Limited, two British Virgin Islands companies that indirectly held beneficial ownership interests in CISG, our wholly-owned subsidiary, before our restructuring in July 2007, are PRC residents. After our restructuring, the shareholders of CAA Holdings Company Limited and Kingsford Resources Limited became our indirect beneficial owners. To our knowledge, a total of 167 beneficial owners of our company will need to either file initial registrations or amend their previously filed registrations with SAFE in connection with our restructuring and this offering. We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 75 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated implementation rules for those measures (collectively, referred to as the “Individual Foreign Exchange Rules”). Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 9.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. But on the other hand, there is no assurance that the RMB would not depreciate against the U.S. dollar in the future.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. equivalent of the earnings of our PRC subsidiaries and affiliated entities, and may adversely affect the price of our ADSs.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Based on advice of our PRC counsel, we do not intend to seek CSRC’s approval for this offering. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the new regulations remain unclear, our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	the CSRC has jurisdiction over our offering;

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and

•

despite the above, given that we have completed our inbound investment before September 8, 2006, the effective date of the new regulations, an application is not required under the new regulations to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by subsequent rules of the CSRC.

Based on advice of our PRC counsel, we do not intend to seek CSRC’s approval for this offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The recently adopted regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.

The new regulations discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC affiliated entities, although we do not have any plans to do so at this time. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any automated quotation system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the Chinese insurance industry;

•	changes in the economic performance or market valuations of other insurance intermediaries;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the initial public offering price of US$12.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus), you will incur immediate dilution of US$8.68 per ADS, representing the difference between our net tangible book value per ADS as of June 30, 2007, after giving effect to this offering but without considering the effect of the issuance of 34,210,526 ordinary shares after June 30, 2007, and the assumed initial public offering price. In other words, investors who purchase our ADSs in this offering will contribute 70.12% of the total amount we received from our shareholders, but will own only 22.89% of our total shares outstanding immediately after this offering without considering the effect of the issuance of 34,210,526 ordinary shares after June 30, 2007. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time. As of the date of this prospectus, there are 5,473,684 ordinary shares issuable upon the exercise of outstanding options at an exercise price below the price per share in this offering; the exercise price of these options is RMB2.3214 (US$0.30) per share.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 877,210,526 ordinary shares outstanding, including 232,881,600 ordinary shares represented by 11,644,080 ADSs. In addition, options to purchase 47,473,684 ordinary shares of our company are outstanding as of the date of this prospectus. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriters” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market in the form of ADSs, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to require us to register the sale of a total of 684,210,526 shares under the Securities Act. Sales of these shares in the form of ADSs in the public market under an effective registration statement could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

After this offering, our executive officers, directors and principal shareholders will beneficially own approximately 71.8% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other minority shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you will not be treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation” and “—Your Right to Receive the Shares Underlying Your ADRs.”

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of ADSs may instruct the depositary to exercise the voting rights attaching to the Shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States. In addition, Cayman Islands securities laws provide significantly less protection to investors as compared to U.S. laws.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and consolidated affiliated entities in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act of 1933 or the Securities Exchange Act of 1934 in the United States,

it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We intend to adopt amended and restated articles of association that will become effective upon the completion of this offering. Our new articles of association will contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the price of our ADSs. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for any return on your investment.

Although we have declared cash dividends in the past, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the estimated value of our company before this offering, the price of the ADSs in this offering, as well as the expected price of our ADSs and ordinary shares following this offering, and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs or ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, a U.S. Holder directly or indirectly owning the ADSs or ordinary shares would be required to (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which are defined to include gain on a sale or other disposition of the ADSs or ordinary shares, or (ii) so long as the ADSs or ordinary shares are regularly traded on a qualified exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of the ADSs or ordinary shares held (or deemed held) by the holder at the end of the taxable year over such holder’s adjusted basis in such ADSs or ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ADSs or ordinary shares. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	the anticipated growth of our life insurance business;

•	our future business development, results of operations and financial condition;

•	factors that affect our future revenues and expenses;

•	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;

•	trends and competition in the Chinese insurance industry; and

•	economic and demographic trends in the PRC.

You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

This prospectus contains statistical data that we obtained from various government publications. We have not independently verified the data in these reports. Statistical data in these publications also may include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that, assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately US$101.7 million. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately US$121.2 million. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds of this offering to us by US$9.0 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	up to US$60 million to fund acquisitions and establishment of joint ventures in order to enter new geographical markets and further expand our product and service offerings;

•

up to US$40 million to fund enhancement of our service systems, including approximately US$28 million for the upgrading of our IT infrastructure, approximately US$8 million for the expansion of our call center operations and the establishment of Internet-based direct sales operations, and approximately US$4 million for other capital expenditures; and

•	the balance to fund our working capital requirements.

At this time, we have not entered into advanced discussions or negotiations with respect to any potential material acquisitions. Our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing bank deposits.

We intend to make capital contributions or loans to our directly-held PRC subsidiaries and have our directly-held PRC subsidiaries make loans to our PRC affiliated entities so that the net proceeds of the offering can be used in the manner described above. Such capital contributions or loans are subject to a number of limitations and approval processes under PRC laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

In 2006, we declared dividends of RMB170 and RMB523 per share for 2004 and 2005, respectively. In March 2007, we declared a dividend of RMB585 (US$77) per share for 2006. These dividends were not paid at the time they were declared. In 2007, we paid out RMB28.7 million (US$3.8 million) of the previously declared but unpaid dividends, and we expect to pay out the remainder of those previously declared but unpaid dividends to our existing shareholders before the completion of this offering. In October 2007, after we issued new ordinary shares on a 10,000 for-one basis in exchange for CISG shares, we declared a dividend of RMB0.102308 per share for 2007 and we expect to pay out these declared dividends before the completion of this offering. We have no plan to declare and pay cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the new PRC enterprise income tax law scheduled to take effect on January 1, 2008 may eliminate the current exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and may impose on our subsidiaries in China an obligation to withhold tax on dividend distributions to us.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an adjusted basis to give effect to the issuance and sale of 193,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Indebtedness:
Long-term borrowings	99	13	99	13

Shareholders’ equity:
Ordinary shares, US$0.001 par value, 1,000,000,000 authorized shares, 650,000,000 shares issued and outstanding	5,073	667	6,542	859
Additional paid-in capital	370,618	48,688	1,143,244	150,190
Accumulative other comprehensive loss	(61)	(8)	(61)	(8)
Accumulated deficit	(64,706)	(8,501)	(64,706)	(8,501)

Total shareholders’ equity	310,924	40,846	1,085,019	142,540

Total capitalization	311,023	40,859	1,085,118	142,553

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 would increase (decrease) each of total shareholders equity and total capitalization by RMB68.3 million (US$9.0 million).

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately RMB299.6 million (US$39.4 million), or RMB0.46 (US$0.06) per ordinary share as of that date, and US$1.21 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been RMB1,073.7 million (US$141.0 million), or RMB1.27 (US$0.17) per outstanding ordinary share, and RMB25.50 (US$3.35) per ADS. This represents an immediate increase in net tangible book value of US$0.11 per ordinary share and US$2.20 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$0.43 per ordinary share and US$8.68 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	US$	0.60
Net tangible book value per ordinary share as of June 30, 2007	US$	0.06
Pro forma net tangible book value per ordinary share after giving effect to this offering	US$	0.17
Pro forma net tangible book value per ADS after giving effect to this offering	US$	3.35
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	0.43
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	8.68

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	650,000,000	77.11%	US$	49,355,000	29.88%	US$	0.08	US$	1.52

New investors	193,000,000	22.89		115,800,000	70.12		0.60		12.00

Total	843,000,000	100.00%	US$	165,155,000	100.00%

A US$1.00 increase (decrease) in the assumed public offering price of US$12.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$9.0 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.21 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.04 per ordinary share and US$0.76 per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. In July 2007, 34,210,526 ordinary shares were issued upon the exercise of share options. As of the date of this prospectus, there were 5,473,684 ordinary shares issuable upon exercise of outstanding stock options at an exercise price of RMB2.3214 (US$0.30) per share and an additional 42,000,000 ordinary shares issuable upon the exercise of options outstanding at an exercise price to be equal to the price per ordinary share in this offering, and there were 26,421,053 ordinary shares available for future issuance upon the exercise of future grants under our 2007 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.6120 to US$1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 17, 2007, the noon buying rate was RMB7.5156 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
Six months ended June 30	7.6120	7.7014	7.8127	7.6120
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October (through October 17)	7.5156	7.5099	7.5158	7.5000

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce and Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE STRUCTURE

Our History

Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services, then known as China Automobile Association Holdings Limited, a newly established British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests. We established two insurance agencies, Beijing Fanlian Insurance Agency Co., Ltd. and Guangdong Nanfeng Insurance Agency Co., Ltd., in April and May 2002, respectively, and obtained professional agency licenses to distribute insurance products in Beijing and Guangdong.

As part of its corporate restructuring to facilitate international fundraising, China United Financial Services incorporated CISG, a British Virgin Islands company, in June 2004 as the holding company for its insurance agency and brokerage businesses and transferred to CISG all of its rights and interests in four PRC insurance intermediary companies it then controlled. In September 2004, Cathay Capital Group subscribed for approximately 27.8% of the equity interests in CISG. Between June 2004 and December 2005, we expanded our operations by establishing eight insurance agencies and brokerages in Beijing, Sichuan and Guangdong.

In December 2005, an entity affiliated with CDH, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG. In connection with this investment, the shareholders of CISG entered into a shareholder agreement that provided for, among other things, the management of the affairs of CISG. With the assistance of the CDH investment, we further expanded our operations by acquiring three insurance agencies in Sichuan, Hebei and Fujian, respectively, and establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai, respectively, in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong, respectively, in early 2007. In anticipation of this offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to then the existing shareholders of CISG in exchange for all of the outstanding shares of CISG. After this restructuring transaction, CNinsure became the ultimate holding company of our group.

Our Corporate Structure and Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, we conduct our operations in China principally through contractual arrangements among three of our PRC subsidiaries, two PRC affiliated entities and their shareholders, and the subsidiaries of the two PRC affiliated entities.

The three PRC subsidiaries are:

•	Yiqiman Management, which is party to various agreements with the shareholders of our PRC affiliated entities;

•

Guangzhou Zhongqi Enterprise Management Consulting Company Limited, or Zhongqi Consulting, which is party to a number of technology consulting and service agreements with some subsidiaries of our PRC affiliated entities; and

•

Beijing Ruisike Management Consulting Company Limited, or Ruisike Consulting, which is party to a number of technology consulting and service agreements and trademark licensing agreement with some subsidiaries of our PRC affiliated entities.

The two PRC affiliated entities are:

•	Meidiya Investment; and

•	Yihe Investment.

Three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai, hold 24.67%, 26.4% and 48.93%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Zhenyu Wang was designated by our shareholder CDH Inservice Limited. Mr. Qiuping Lai is our co-founder and president. Mr. Jianguo Cui is designated by our shareholder Cathay Auto Services Limited. All of the three individual shareholders are PRC citizens. Meidiya Investment and Yihe Investment together hold equity interests, directly or indirectly, ranging from 51% to 100% in 17 insurance agencies and four insurance brokerages. With the exception of the sole minority shareholder of Shenzhen Nanfeng Insurance Agency Co., Ltd., who is an executive officer of our company holding shares on our behalf, the other minority shareholders of the insurance agencies and brokerages majority-owned by Meidiya Investment and Yihe Investment are either founders of such company or entrepreneurial agents with whom we jointly set up the such company. Most of those minority shareholders are in charge of the day-to-day operations of the insurance agencies and brokerages in which they hold minority interests. The subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have no equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries and rely entirely on contractual arrangements to control and derive economic benefit from these companies.

Our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment enable us to:

•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•	receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment and Yihe Investment when and to the extent permitted by PRC law.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Agreements that Provide Us Effective Control over Meidiya Investment, Yihe Investment and Their Subsidiaries

Loan Agreements.    Each shareholder of Meidiya Investment entered into a loan agreement on December 20, 2005 with our subsidiary Yiqiman Management, evidencing a zero interest loan granted to such shareholder. The principal amounts of the loans to Mr. Lai, Mr. Wang and Mr. Cui were RMB2.94 million, RMB1.58 million and RMB1.48 million, respectively, equal to their respective capital contributions to Meidiya Investment. The term of the loan agreement is 10 years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in Meidiya Investment to Yiqiman Management or another person designated by Yiqiman Management. Yiqiman Management may accelerate the loan repayment upon certain events, including if the shareholder quits or is dismissed or if Yiqiman Management exercises its option to purchase the shareholder’s equity interest in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.

The loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Meidiya Investment to take, or that require the shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the shareholder will:

•

not transfer, pledge or otherwise dispose of or encumber his equity interest in Meidiya Investment without the prior written consent of Yiqiman Management, except for equity pledge for the benefit of Yiqiman Management.

•	not take any action without the prior written consent of Yiqiman Management, if the action will have a material impact on the assets, business and liabilities of Meidiya Investment.

•

not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Meidiya Investment without the prior written consent of Yiqiman Management, except to Yiqiman Management or its designee.

•

not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Meidiya Investment without the prior written consent of Yiqiman Management.

•	vote to elect the directors candidates nominated by Yiqiman Management.

•

cause Meidiya Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Yiqiman Management.

•	cause Meidiya Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Yiqiman Management, except in the ordinary course of business.

Each shareholder of Yihe Investment entered into a loan agreement on December 20, 2005 with Yiqiman Management that is substantially similar to the loan agreements described above, except that the principal amounts of the loans to Mr. Lai, Mr. Wang and Mr. Cui under these loan agreements were RMB9.78 million, RMB 5.28 million and RMB4.93 million, respectively, equal to their respective capital contributions to Yihe Investment.

Equity Pledge Agreements.    Pursuant to the equity pledge agreements entered into on December 20, 2005 among Yiqiman Management, each shareholder of Meidiya Investment, and Meidiya Investment, each shareholder agreed to pledge his equity interest in Meidiya Investment to Yiqiman Management to secure his obligations under the loan agreement with Yiqiman Management. The shareholder also agreed not to transfer or create any encumbrance adverse to Yiqiman Management on his equity interest in Meidiya Investment. During the term of the equity pledge agreement, Yiqiman Management is entitled to all the dividends declared on the pledged equity interest. The equity pledge agreement will expire when the shareholder fully performed his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Meidiya

Investment, but we have not been able to register the pledges because the relevant local administration of industry and commerce, which maintain public records of business entities, refuse to register this kind of pledges. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our PRC affiliated entities and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”

Each shareholder of Yihe Investment entered into an equity pledge agreement on December 20, 2005 with Yiqiman Management and Yihe Investment that is substantially similar to the equity pledge agreements described above.

Irrevocable Power of Attorney.    Each shareholder of Meidiya Investment and Yihe Investment executed an irrevocable power of attorney on December 20, 2005, appointing a person designated by Yiqiman Management as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Yiqiman Management designates the shareholder to attend a shareholder’s meeting of Meidiya Investment or Yihe Investment, the shareholder agrees to vote his shares as instructed by Yiqiman Management. The term of the power of attorney is ten years from December 20, 2005.

Agreements that Provide Us the Option to Purchase the Equity Interest in Meidiya Investment and Yihe Investment

Exclusive Purchase Option Agreements.    Pursuant to the exclusive purchase option agreements entered into on December 20, 2005 among Yiqiman Management, each shareholder of Meidiya Investment, and Meidiya Investment, each shareholder irrevocably granted Yiqiman Management an exclusive option to purchase part or all of his equity interest in Meidiya Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Yiqiman Management will be equal to the amount of the shareholder’s actual capital contribution to Meidiya Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Meidiya Investment by Mr. Lai, Mr. Wang and Mr. Cui were RMB2.94 million, RMB1.58 million and RMB1.48 million, respectively. If applicable PRC law requires appraisals of the equity interest or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Yiqiman Management, intends to acquire the equity interests in a domestic enterprise, such as Meidiya Investment or Yihe Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.

Each shareholder of Yihe Investment entered into an exclusive purchase option agreement on December 20, 2005 with Yiqiman Management and Yihe Investment that is substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Yihe Investment by Mr. Lai, Mr. Wang and Mr. Cui under these agreements were RMB9.78 million, RMB 5.28 million and RMB4.93 million, respectively.

Agreements that Transfer Economic Benefits to Us

Technology Consulting and Service Agreements.    Pursuant to the technology consulting and service agreements entered into on December 20, 2005 between our PRC subsidiary Ruisike Consulting and each of 12 insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, and later on August 10, 2007 between Ruiske Consulting and each of nine additional insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to provide consulting and other services relating to management software, risk assessment, training, corporate image and branding, marketing and corporate management. In exchange, the insurance agencies or brokerages that are parties to these agreements each agreed to pay a monthly fee calculated primarily based on a percentage of the premiums generated by such agency or brokerage firm. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not renew the agreement. Each agreement may be terminated by the insurance agency or brokerage firm only upon gross negligence, fraud, other illegal conduct or bankruptcy of Ruisike, and by Ruisike upon 30 days notice.

Zhongqi Consulting, another PRC subsidiary of ours, entered into substantially similar technology consulting and service agreements with the same insurance agencies and brokerages and on the same dates as described above.

Trademark Licensing Agreements.    Pursuant to the trademark licensing agreements entered into on December 21, 2005 between Ruisike Consulting and each of 12 insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, and later on August 10, 2007 between Ruiske Consulting and each of nine additional insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to grant a nonexclusive right to use the trademark owned by it to each of the insurance agencies and brokerages, in exchange for a fixed annual fee of RMB10,000. Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not to renew the agreement. Each agreement may be terminated by a party if there has been a material breach by the other party and the breach is not cured within 30 days after the breaching party receives a written notice from the non-breaching party. In addition, Ruisike Consulting may terminate each agreement at any time during the term of the agreement upon 30-day notice.

In 2006, twelve of our affiliated insurance agencies and brokerages paid a total of RMB33.3 million under the technology consulting and service agreements and the trademark licensing agreements to our subsidiaries, representing approximately 79.2% of the net income before income taxes of these 12 affiliated entities. In the first half of 2007, these 12 affiliated insurance agencies and brokerages paid a total of RMB8.63 million under the technology consulting and service agreements and the trademark licensing agreements to our subsidiaries, representing approximately 50% of the net income before income taxes of these 12 affiliated entities for those six months.

Because of these contractual arrangements, we are deemed the primary beneficiary of Meidiya Investment and Yihe Investment and hence they and their subsidiaries are treated as our consolidated affiliated entities. Revenues generated by the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment accounted for 56.4% of our total revenues in 2006 and 51.0% of our total net revenues for the first half of 2007. The remainder of our total net revenues in those periods came from two of our subsidiaries, which run our operating platform, maintain our customer database and provide information about potential customers to insurance companies. Those insurance companies pay fees to these subsidiaries if those customers actually purchase insurance.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•

the ownership structures of our affiliated entities, their subsidiaries and our subsidiaries in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiaries, affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiaries, our affiliated entities and their subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC insurance intermediary businesses do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Risk Factors—Risks Related to Our

Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” However, to date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected combined/consolidated financial data for the three years ended December 31, 2004, 2005 and 2006 and the combined/consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary consolidated financial data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected combined financial data for the two years ended December 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our unaudited combined financial statements, which are not included in this prospectus. Our selected consolidated balance sheet data for the year ended December 31, 2004 have been derived from our audited consolidated balance sheet as of December 31, 2004, which is not included in this prospectus. Our unaudited combined financial statements have been prepared on the same basis as our audited consolidated financial statements.

The historical results for years ended December 31, 2002, 2003 and 2004 are prepared to reflect, on a combined basis, all of the insurance brokerage and agency service businesses for the entire years of 2002, 2003 and 2004, including those entities transferred from China United Financial Services on June 9, 2004 and those operations held by entities of China United Financial Services that we did not acquire. Accordingly, the revenues, expenses, assets and liabilities related to the insurance brokerage and agency services for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to June 8, 2004 and as of December 31, 2002, 2003 and June 8, 2004 held by China United Financial Services entities that we did not acquire have been “carved out” from those entities and combined with those of our company for the entire period on a basis that our management considers to be reasonable. Accordingly, the historical financial information that has been presented for the periods prior to the reorganization on June 9, 2004 does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. China United Financial Services did not account for us, and we were not operated, as a separate, stand-alone entity prior to June 9, 2004. We prepared our combined financial information on the same basis as we adopted for the preparation of the consolidated financial information for the years ended December 31, 2005 and 2006. In this prospectus, our consolidated financial information for 2002 through 2007 refers collectively to our combined financial information for the years ended December 31, 2002, 2003 and 2004 and the consolidated financial information for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2002	2003	2004	2005	2006		2006	2007
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	18,660	26,893	33,401	142,520	245,652	32,271	106,543	172,323	22,638
Other service fees	3,158	3,263	564	1,179	897	118	248	238	31

Total net revenues	21,818	30,156	33,965	143,699	246,549	32,389	106,791	172,561	22,669

Operating costs and expenses:
Commissions and fees	(5,643)	(5,915)	(4,256)	(65,752)	(133,076)	(17,482)	(53,321)	(87,275)	(11,465)
Selling expenses	(1,003)	(1,221)	(2,432)	(5,527)	(11,288)	(1,483)	(5,288)	(4,196)	(551)
General and administrative expenses(1)	(11,431)	(17,520)	(120,576)	(78,879)	(52,119)	(6,847)	(25,793)	(25,915)	(3,404)

Total operating costs and expenses	(18,077)	(24,656)	(127,264)	(150,158)	(196,483)	(25,812)	(84,402)	(117,386)	(15,420)

Income (loss) from operations	3,741	5,500	(93,299)	(6,459)	50,066	6,577	22,389	55,175	7,249
Other income (expense), net:
Interest income	11	36	49	445	5,364	705	1,596	1,980	260
Interest expense	(99)	(5)	(15)	(19)	(34)	(5)	(28)	(66)	(9)
Others, net	8	0	158	(15)	5	1	10	15	2

Net income (loss) before income taxes	3,661	5,531	(93,107)	(6,048)	55,401	7,278	23,967	57,104	7,502
Net income tax benefit (expense)	(1,380)	(1,350)	396	(672)	573	75	42	(176)	(23)

Net income (loss) before minority interest	2,281	4,181	(92,711)	(6,720)	55,974	7,353	24,009	56,928	7,479
Minority interest	—	—	—	27	1,421	187	160	1,762	231

Net income (loss)	2,281	4,181	(92,711)	(6,693)	57,395	7,540	24,169	58,690	7,710

Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
—Basic	0.014	0.0250	(0.5552)	(0.0139)	0.0883	0.0116	0.0372	0.0903	0.0119
—Diluted	0.014	0.0250	(0.5552)	(0.0139)	0.0875	0.0115	0.0370	0.0891	0.0117
Net income (loss) per ADS:
—Basic	0.280	0.500	(11.104)	(0.278)	1.766	0.232	0.744	1.806	0.238
—Diluted	0.280	0.500	(11.104)	(0.278)	1.750	0.230	0.740	1.782	0.234
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
—Basic	166,980,000	166,980,000	166,980,000	482,770,000	650,000,000	650,000,000	650,000,000	650,000,000	650,000,000
—Diluted	166,980,000	166,980,000	166,980,000	482,770,000	655,970,000	655,970,000	652,884,328	658,927,355	658,927,355
Dividends declared per share(2)	—	—	170	523	585	75	—	—	—

(1)     Share-based compensation expenses included in our general and administrative expenses were RMB109.3 million, RMB56.5 million, RMB24.1 million (US$3.2 million) RMB13.0 million and RMB0.8 million (US$0.1 million) in 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, respectively.

(2)     The 2004 and 2005 dividends were declared in 2006 and the 2006 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid out RMB28.7 million (US$3.8 million) of the previously declared but unpaid dividends, and we expect to pay out the remainder of those previously declared but unpaid dividends to our existing shareholders before this offering. The per-share amounts were determined based on the number of CISG shares outstanding as of the respective record dates for the dividends declared, without giving effect to the share exchange in July 2007.

	As of December 31,						As of June 30, 2007
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$	RBM	US$
	(in thousands)
Consolidated Balance Sheets Data
Cash and cash equivalents	2,164	11,924	29,123	174,634	223,926	29,417	363,406	47,741
Total current assets	31,951	79,302	53,664	281,752	355,703	46,729	443,436	58,255
Total assets	32,856	80,952	56,922	286,736	379,622	49,871	468,999	61,613
Total current liabilities	15,327	38,337	14,005	43,049	75,524	9,922	137,972	18,126
Total liabilities	15,603	38,955	14,591	43,370	76,321	10,026	139,576	18,337
Minority interests	—	—	—	2,423	13,717	1,802	18,499	2,430
Total shareholders’ equity	17,253	41,997	42,331	240,943	289,584	38,043	310,924	40,846
Total liabilities and owners’ equity	32,856	80,952	56,922	286,736	379,622	49,871	468,999	61,613

RECENT DEVELOPMENTS

The following is an estimate of our selected unaudited consolidated financial data for the three months ended September 30, 2007. Our financial statements for the three months ended September 30, 2007 have not been audited or reviewed as of the date of this prospectus. As a result, our unaudited consolidated financial data for the three months ended September 30, 2007 set forth below may be subject to change.

We estimate:

•

our net revenues from commissions and fees for the three months ended September 30, 2007 to be approximately RMB116.2 million (US$15.3 million), compared to net revenues from commissions and fees of RMB101.7 million for the three months ended June 30, 2007 and RMB51.7 million for the three months ended September 30, 2006; and

•

our net income for the three months ended September 30, 2007 to be approximately RMB42.4 million (US$5.6 million), compared to net income of RMB32.9 million for the three months ended June 30, 2007 and RMB7.0 million for the three months ended September 30, 2006.

Given the preliminary nature of our estimates, our actual net revenues from commissions and fees and net income may be materially different from our current expectations. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” In addition, we cannot assure you that our results for the three months ended September 30, 2007 will be indicative of our financial results for the full year ending December 31, 2007 or for future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading independent insurance agency and brokerage company operating in China. With approximately 11,000 sales professionals and approximately 171 sales and service outlets operating in eight provinces as of September 30, 2007, our distribution network reaches some of the most economically developed regions and some of the most affluent cities in China. Our business has grown substantially in recent years. Our net revenues increased from RMB34.0 million in 2004 to RMB143.7 million in 2005 and to RMB246.5 million (US$32.4 million) in 2006, representing a CAGR of 169.4% in the three-year period. Our net loss decreased from RMB92.7 million in 2004 to RMB6.7 million in 2005, and we achieved profitability in 2006 with a net income of RMB57.4 million (US$7.5 million). For the six months ended June 30, 2007, our net revenues and net income were RMB172.6 million (US$22.7 million) and RMB58.7 million (US$7.7 million), respectively, representing increases of 61.6% and 142.8%, respectively, from the net revenues and net income for the same period in 2006.

As an insurance agency and brokerage company, we do not assume underwriting risks. Instead, we distribute insurance products underwritten by domestic and foreign insurance companies operating in China, and provide certain insurance-related services to our customers—individuals and institutions that purchase insurance products through us. In addition, we also introduce customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We generate revenue primarily from commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. Some of the commissions and fees are paid to us in the form of performance bonuses pursuant to written agreements between the insurance companies and us after we have achieved specified premium volume goals. Where there is no written agreement requiring payment of bonuses, insurance companies may pay us discretionary bonuses as a reward for achieving certain premium volume, loss ratio or renewal rate.

Factors Affecting Our Results of Operations

Our financial condition and results of operations are primarily affected by the following factors:

•	the overall premium growth of the Chinese insurance industry;

•	the extent to which insurance companies in the PRC outsource the distribution of their products;

•	premium rate levels and commission and fee rates;

•	the size and productivity of our sale force;

•	commission rates for individual sales agents;

•	product and service mix;

•	share-based compensation expenses;

•	acquisitions; and

•	seasonality.

The Overall Premium Growth of the Chinese Insurance Industry

The Chinese insurance industry has grown substantially in recent years. Between 2000 and 2005, total insurance premiums increased from RMB160.9 billion to RMB492.8 billion, representing a CAGR of 25.1%, according to data published by the CIRC. We believe that certain macroeconomic and demographic factors, such as per capita GDP growth and aging of the population, have contributed to and will continue to drive the growth of the Chinese insurance industry. See “Industry” for a more detailed discussion of the Chinese insurance industry and its growth factors.

We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, continued industry-wide premium growth will have a positive impact on us. However, there is no assurance that the growth trend will continue. Any downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations.

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of Their Products

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. Only in recent years, as a result of increased competition, have some insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of a lack of established distribution network of their own, some newly established insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

As insurance companies in the PRC become more accustomed to outsourcing the distribution of their products to insurance intermediaries, they may allow insurance intermediaries to distribute a wider variety of insurance products and may provide more monetary incentives to more productive and effective insurance intermediaries. These and other similar measures designed to boost sales through insurance intermediaries will have a positive impact on our financial condition and results of operations.

Premium Rate Levels and Commission and Fee Rates

Because the commissions and fees we receive from insurance companies are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC. In some instance, we can negotiate for better rates as an incentive for generating larger volume of business.

Since China’s entry into the WTO in December 2001, competition among insurance companies has intensified as a result of a significant increase in the number of insurance companies and the existing insurance companies’ expansion into new geographic markets. This competition has led to a gradual increase in the commission and fee rates offered to insurance intermediaries, and such increase has had a positive impact on our results of operations. Meanwhile, the intense competition among insurance companies also has led to a gradual decline in premium rate levels of some property and casualty insurance products. While such decline has had a negative impact on the commissions and fees we earned on a per policy sold basis, it also may have had a positive impact on our total commissions and fees revenue by increasing demand for, and our total sales volume of, those policies.

The Size and Productivity of Our Sale Force

As a distributor of insurance products, we generate revenue primarily through our sales force, which consists of individual sales agents in our distribution network and a relatively small number of in-house sales representatives. The size of our sales force and its productivity, as measured by the average number of insurance products sold per person, the average premium per product sold and the average premiums generated per person during any specified period, directly affect our revenue and results of operations. In recent years, some entrepreneurial management staffs or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business.

Commission Rates for Individual Sales Agents

A large component of our operating costs and expenses is commissions paid to our individual sales agents. In order to retain sales agents, we must pay commissions at a level comparable to the commissions paid by our competitors. Competition for productive sales agents has been intense within the Chinese insurance industry and has led to a gradual increase in commission rates in recent years. The increase in commission rates has had a negative impact on our results of operations If we are forced to further increase our commission rates for individual sales agents due to competition or otherwise, our operating costs and expenses will increase correspondingly.

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For such policies we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

Because insurance companies pay us first-year commission and fee for most life insurance products at rates higher than those for property and casualty insurance products, we expect increased distribution of life insurance products will have a positive impact on our revenue. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to life insurance products may not be as high as that for property and casualty insurance products, and may initially have a negative impact on our overall operating margin. We expect that the operating margin for life insurance products will improve because we only need to pay commissions to our sales agents for the first five years of a policy, but continue to earn renewal fees from the insurance company for the entire payment period of the policy, which could be up to 25 years.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2004, 2005, 2006 and the six months ended June 30, 2007, we incurred share-based compensation expenses of RMB109.3 million, RMB56.5 million, RMB24.1 million (US$3.2 million) and RMB0.8 million (US$0.1 million), respectively. See “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a new share incentive plan in 2007. See “Management—Share Incentives—2007 Share Incentive Plan.” In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price equal to the offering price per ordinary share in this offering. As we grant share options and other equity-based awards under our 2007 share incentive plan, we expect to incur additional share-based compensation expenses.

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution network in part through selective acquisitions of high-quality independent insurance agencies and brokerages. In 2006, we, through our consolidated affiliated entities in the PRC, acquired majority interests in three insurance agencies. See “—Recent Acquisitions.” We expect these acquisitions to have a positive impact on our results of operations in the near future. However, acquisitions also involve significant risks and uncertainties. See “Risk Factors—Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations.

Key Performance Indicators

Net Revenues

Our revenues are net of PRC business tax. In 2004, 2005, 2006 and the six months ended June 30, 2007, we generated net revenues of RMB34.0 million, RMB143.7 million, RMB246.5 million (US$32.4 million) and RMB172.6 million (US$22.7 million), respectively. We derive net revenues from the following sources:

•	commissions and fees paid by insurance companies, which accounted for 98.3%, 99.2%, 99.6% and 99.9% of our net revenues for 2004, 2005, 2006 and the six months ended June 30, 2007, respectively; and

•

other service fees, which refers to fees paid by insurance companies for certain settlement-related services provided by us to the insured on behalf of the insurance companies and accounted for 1.7%, 0.8%, 0.4% and 0.1% of our net revenues for 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Commissions and Fees

In 2004, 2005, 2006 and the six months ended June 30, 2007, we generated commissions and fees of RMB33.4 million, RMB142.5 million, RMB245.7 million (US$32.3 million) and RMB172.3 million (US$22.6 million), respectively. We derive commissions and fees from the distributions of the following insurance products:

•

property and casualty insurance products, including automobile insurance products, commercial property and homeowner insurance products, individual accident insurance products, cargo insurance products, liability insurance products, construction insurance products and hull insurance products; and

•

life insurance products, including individual endowment products, individual whole life and term life insurance products, individual education annuity products, health insurance products, universal insurance products and group life insurance products.

The following table sets forth our commissions and fees earned from the distributions of different insurance products, both in absolute amount and as a percentage of total commissions and fees, for the periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	33,401	100.0	142,520	100.0	225,027	29,562	91.6	101,362	95.1	152,817	20,076	88.7
Life insurance products	—	—	—	—	20,625	2,709	8.4	5,181	4.9	19,506	2,562	11.3

Total commissions and fees earned	33,401	100.0	142,520	100.0	245,652	32,271	100.0	106,543	100.0	172,323	22,638	100.0

Commissions and fees earned from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. With the continued growth in automobile sales and private car ownership in China, we expect automobile insurance products to continue to be a major contributor to our net revenues. We began distributing individual life insurance products in 2006 and expect commissions and fees from life insurance products to constitute an increasingly significant portion of our net revenues in the next several years.

The commissions and fees we receive are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of performance bonuses after we have achieved specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

Other Service Fees

In connection with the distribution of automobile insurance products, we provide some insurance-related services, such as damage assessment and claim settlement services, to the insured on behalf of insurance companies. In 2004, 2005, 2006 and the six months ended June 30, 2007, we generated other service fees of RMB0.6 million, RMB1.2 million, RMB0.9 million (US$0.1 million) and RMB238,000 (US$31,000), respectively, for providing these services. We intend to take advantage of the experience we have gained from providing settlement-related services and begin providing insurance claims adjusting services in the fourth quarter of 2007. However, we do not expect claims adjusting services to constitute a significant portion of our revenue in the near future.

Operating Costs and Expenses

Our operating costs and expenses consist of commissions and fees incurred in connection with the distribution of insurance products, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Net revenues	33,965	100.0	143,699	100.0	246,549	32,389	100.0	106,791	100.0	172,561	22,669	100.0

Operating costs and expenses:
Commissions and fees	(4,256)	(12.5)	(65,752)	(45.8)	(133,076)	(17,482)	(54.0)	(53,321)	(49.9)	(87,275)	(11,465)	(50.6)
Selling expenses	(2,432)	(7.2)	(5,527)	(3.8)	(11,288)	(1,483)	(4.6)	(5,288)	(5.0)	(4,196)	(551)	(2.4)
General and administrative expenses	(120,576)	(355.0)	(78,879)	(54.9)	(52,119)	(6,847)	(21.1)	(25,793)	(24.1)	(25,915)	(3,404)	(15.0)

Total operating costs and expenses	(127,264)	(374.7)	(150,158)	(104.5)	(196,483)	(25,812)	(79.7)	(84,402)	(79.0)	(117,386)	(15,420)	(68.0)

Commissions and Fees

We incur commissions and fees in connection with the distributions of insurance products. The commissions and fees that we incurred increased each year from 2004 to 2006 and in the first half of 2007 compared to the same period in 2006 primarily as a result of increase in net revenues and increase in the size of our sales force. Commissions and fees incurred as a percentage of net revenues also increased each year during the three-year period and slightly in the first half of 2007 compared to the same period in 2006, primarily due to the change in the composition of our sales force and commission rate increase caused by competition. In 2004, our sales force was entirely composed of in-house sales representatives. In 2005, we started the transition from a sales model that relied exclusively on in-house sales representatives to one that relies principally on sales agents. By the end of 2006, our sales force was primarily composed of individual sales agents. Sales agents as a percentage of our sales force increased slightly from 93.8% as of December 31, 2006 to 94.7% as of June 30, 2007. Commissions paid to individual sales agents on average are higher than commissions and base salary paid to our in-house sales representatives. We anticipate that our commissions and fees will continue to increase as we add more sales agents to our sales force and increase our distributions of insurance products.

Selling Expenses

Our selling expenses primarily consist of:

•	employment benefits for our in-house sales staff;

•	office rental, telecommunications expenses and office supply expenses incurred in connection with sales activities; and

•	advertising expenses.

We expect that our selling expenses will continue to increase as we expand our distribution network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition.

General and Administrative Expenses

Our general and administrative expenses principally comprise of:

•	share-based compensation expenses for managerial and administrative staff;

•	salaries and benefits for our administrative staff;

•	office rental expenses;

•	travel expenses;

•	professional fees paid for certain PRC tax planning, market research, legal and auditing services;

•	depreciations and amortizations;

•	entertainment expenses; and

•	office supply expenses for our administrative staff.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel and incur additional costs in connection with the expansion of our business and with our becoming a publicly traded company, including costs to enhance our internal controls.

Share-based Compensation Expenses

The largest component of our general and administrative expenses in each of 2004, 2005 and 2006 was share-based compensation expenses. In 2004, 2005, 2006 and the six months ended June 30, 2007, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amount and as a percentage of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	120,576	100.0	78,879	100.0	52,119	6,847	100.0	25,793	100.0	25,915	3,404	100.0
Share-based compensation expenses	109,262	90.6	56,501	71.6	24,142	3,172	46.3	12,978	50.3	837	110	3.2

Our share-based compensation expenses in the first half of 2007 were attributable to the grant of options to purchase 5,473,684 ordinary shares of our company (after giving effect to the 10,000-for-1 share exchange in July 2007) to our Chief Financial Officer in February 2007.

Our share-based compensation expenses of RMB24.1 million in 2006 consist of three elements. The first element is RMB3.6 million incurred in connection with our grant of options to purchase 3,421 ordinary shares of CISG to certain management staff under our 2006 share option plan. Pursuant to the subscription agreement, dated December 22, 2005, in connection with our private placement of 17,160 ordinary shares of CISG to CDH Inservice Limited, Mr. Qiuping Lai, our president, granted to the shareholders of CISG call options to purchase his entire shareholdings in Kingsford Resources Limited, a British Virgin Islands company that was then a direct shareholder of CISG, if CISG fails to achieve specified financial targets in 2005 and 2006. Because CISG has achieved those financial targets, Mr. Lai was entitled to retain his shareholdings in Kingsford Resources Limited and, as a result, we recognized share-based compensation expenses of RMB18.8 million in 2006. Finally, in connection with our waiver of certain performance goals for Sichuan Xintai Insurance Agency Co., Ltd., an insurance agency we acquired in March 2006, we recorded share-based compensation expenses of RMB1.7 million. See “—Recent Acquisitions” for a more detailed discussion of this acquisition.

Our share-based compensation expenses of RMB56.5 million in 2005 arose from the issuance of 6,655 CISG shares at par value to Kingsford Resource Limited, which was controlled by certain members of our senior management. The share-based compensation expenses of RMB109.3 million in 2004 were attributable to the issuance of options to purchase 12,357 CISG shares to certain members of our senior management at an exercise price of RMB0.1 per share.

In August 2007, we adopted our 2007 Share Incentive Plan, under which we are authorized to issue share options to our employees, directors and consultants. See “Management—Share Incentives—2007 Share Incentive Plan.” Because our 2007 Share Incentive Plan covers all of our employees, the change in the amount of share-based compensation expenses will affect our reported net income, earnings per share selling expenses and general and administrative expenses. In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price equal to the offering price per ordinary share in this offering.

As of June 30, 2007, the intrinsic value of our outstanding vested and unvested options based on the estimated price of the initial public offering are RMB126,342,893 and RMB12,292,799, respectively. As of the date of this prospectus, there were outstanding options to purchase 47,473,684 ordinary shares of our company (giving effects to the 10,000-for-1 share exchange in July 2007).

Taxation

We and each of our subsidiaries and affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a profits tax rate of 17.5% of its assessable profits. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Pursuant to the current PRC enterprise income tax laws, enterprise income tax is calculated based on taxable income. Most of our subsidiaries and consolidated affiliated entities in China are subject to the standard enterprise income tax rate, which currently is 33.0% (30.0% of state income tax plus 3.0% of local income tax). Our subsidiaries and affiliated entities located in Shenzhen, a special economic zone, are subject to an enterprise income tax rate of 15%. The enterprise income tax is calculated based on taxable income under PRC accounting principles. For some entities, the enterprise income tax is calculated based on the actual revenue at a deemed tax rate according to the local practices of the respective local tax bureaus in charge. In addition, our subsidiaries and affiliated entities in China are subject to a 5.0% business tax on gross revenues generated from providing services and two additional fees, the city construction fee and the education fee, which are generally calculated at 7.0% and 3.0%, respectively, on business tax.

Pursuant to the Notice Regarding Certain Taxation Policy Issues Relating to the Reemployment of the Laid-off and Unemployed Persons, jointed issued by the PRC Ministry of Finance and the State Administration of Taxation and effective from January 1, 2003, a newly established enterprise in the service industry (with limited exceptions) will be entitled to an exemption from enterprise income tax for three years if at least 30% of its work force is composed of previously “laid-off or unemployed persons” and the enterprise has entered into employment agreements with these individuals with a term of more than three years. “Laid-off or unemployed persons” are defined in the notice to include primarily laid-off or unemployed persons who are former employees of state-owned enterprises. Existing enterprises in the service industry (with limited exceptions) are entitled to a 30% reduction of enterprise income tax if they meet similar hiring requirements. Some of our subsidiaries and affiliated entities in the PRC are entitled to an exemption from enterprise income tax for a period ranging from two to three years. The following table sets forth the entities that are entitled to the tax exemption under this notice.

Entities Name	Tax Holiday Period
Beijing Fanhua Insurance Agency Co., Ltd.	January 1, 2005 – December 31, 2007
Beijing Fanlian Investment Co., Ltd.	January 1, 2004 – December 31, 2006
Beijing Fumin Insurance Agency Co., Ltd.	January 11, 2005 – December 31, 2007
Guangzhou Xiangxing Insurance Agency Co., Ltd.	January 1, 2005 – December 31, 2006
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	March 14, 2005 – December 31, 2007
Beijing Ruisike Management Consulting Co., Ltd.	March 28, 2005 – December 31, 2007
Guangdong Kafusi Insurance Brokerage Co., Ltd.	September 16, 2003 – December 31, 2005
Guangzhou Yian Insurance Agency Co., Ltd.	January 1, 2005 – December 31, 2007

The preferential tax treatments granted to our subsidiaries and affiliated entities in the PRC are subject to review and may be adjusted or revoked by relevant PRC tax authorities. In addition, if the PRC government were to phase out the tax benefits for service enterprises that hire laid-off or unemployed persons as described in the preceding paragraph, our subsidiaries and affiliated entities that have been entitled to such tax benefits would be subject to the standard statutory tax rate. The discontinuation of any preferential tax treatments currently available to us could cause our effective tax rate to increase, which could have a material and adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which will take effect as of January 1, 2008. Under the new tax law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as some of our PRC subsidiaries. Enterprises established prior to March 16, 2007 that are eligible for preferential tax treatment in accordance with current tax laws and regulations will, under regulations to be adopted by the State Council, gradually become subject to the new tax rate over a five- year transition period starting from January 1, 2008. We expect details of the five-year transitional arrangement to be spelled out in implementing rules to be adopted in the future. The applicable tax rate of some of our PRC subsidiaries may gradually increase from their existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the new tax law. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

Recent Acquisitions

Historically, we have expanded our distribution network primarily by establishing new insurance agencies and brokerages and, to a lesser extent, by acquiring controlling interests in existing insurance agencies. In 2006, we, through our PRC consolidated affiliated entities, Meidiya Investment and Yihe Investment, acquired majority interests in three insurance agencies that specialize in the distribution of life insurance products:

•	Sichuan Xintai Insurance Agency Co., Ltd., or Xintai Agency;

•	Fujian Xinheng Insurance Agency Co., Ltd., or Xinheng Agency; and

•	Hebei Anxin Insurance Agency Co., Ltd., or Anxin Agency.

The founder of each acquired company has entered into an employment agreement with the acquired company. Under this agreement, the founder is employed as an executive officer of the acquired company for an initial term of three to five years. The parties will engage in good-faith negotiation for a renewal of the agreement one month before the expiration of the initial term. The acquired company may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the founder, including material violation of company policies, dereliction of duty, dishonesty and leaking of trade secret to the acquired company’s detriment, and criminal conviction. The acquired company also may terminate the agreement upon 30-day written notice if the founder is incapable of performing his duties after training and change of position or if the accumulated loss of the acquired company reaches a certain level. The founder may terminate the agreement without notice if the acquired company fails to pay his compensation or comply with other obligations of the acquired company specified in the agreement. The employment agreement also contains customary confidentiality and non-competition requirements applicable to the founder.

Xintai Agency

In March 2006, we, through Yihe Investment, acquired 70% of the common shares of Xintai Agency at a total purchase price of RMB10.19 million (US$1.3 million). Under our agreement with the sellers, Xintai Agency’s pre-acquisition valuation would be adjusted downward, and our shareholding would be adjusted upwards correspondingly by up to 12 percentage points, if Xintai Agency failed to achieve certain operational and financial goals in 2006 and 2007. We have waived those operational and financial goals and our adjustment right to reflect our control of the acquired entity, to facilitate the integration of the acquired entity into our operations and to focus the efforts of the founders on helping us build our group-wide business platform. The same agreement provides that Xintai’s board of directors will consist of five members, of which three will be appointed by us. In addition, the agreement sets forth a non-exclusive list of material corporate matters, such as amendments of the articles of association, mergers, acquisitions and disposal of material assets, and change of business scope, that require approval of at least three directors.

Xinheng Agency

In June 2006, we, through Meidiya Investment, acquired 51.22% of the common shares of Xinheng Agency at a total purchase price of RMB1.1 million (US$0.1 million). We also agreed to make an interest-free convertible loan of RMB4.95 million and to convert the loan into common shares, such that our total ownership interest in Xinheng Agency will be increased to 55% upon the conversion, if Xinheng Agency achieves certain operational and financial goals in 2006. Xinheng Agency’s pre-acquisition valuation would be adjusted downward, and our shareholding would be adjusted upwards correspondingly by up to 16 percentage points, if Xinheng Agency failed to achieve certain operational and financial goals in 2006 and 2007. We waived those operational and financial goals and our adjustment right in September 2006 to reflect our control of the acquired entity, to facilitate the integration of the acquired entity into our operations and to focus the efforts of the founders on helping us build our group-wide business platform. As a result, our shareholding in Xinheng Agency increased to 55% at the beginning of 2007. The same agreement provides that Xinheng’s board of directors will consist of five members, of which three will be appointed by us. In addition, the agreement sets forth a non-exclusive list of material corporate matters, such as amendments of the articles of association, mergers, acquisitions and disposal of material assets, and change of business scope, that require approval of at least three directors.

Anxin Agency

In October 2006, we, through Yihe Investment, acquired 55% of the common shares of Anxin Agency at a total purchase price of RMB8.0 million (US$1.1 million). Anxin Agency’s pre-acquisition valuation would be adjusted downward, and our shareholding would be adjusted upwards correspondingly by up to 16 percentage points, if Anxin Agency failed to achieve certain operational and financial goals in 2006 and 2007. We have waived those operational and financial goals and our adjustment right to reflect our control of the acquired entity, to facilitate the integration of the acquired entity into our operations and to focus the efforts of the founders on helping us build our group-wide business platform. The same agreement provides that Anxin’s board of directors will consist of five members, of which three will be appointed by us. In addition, the agreement sets forth a non-exclusive list of material corporate matters, such as amendments of the articles of association, mergers, acquisitions and disposal of material assets, and change of business scope, that require approval of at least four directors.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists; services have been provided; the fees for such services are fixed or determinable; and collectibility of the fees is reasonably assured.

Brokerage and agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We believe that we have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectibility is not ensured until receipt of the premium. Accordingly, we do not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as we estimate that, based on our past experience, policy cancellations rarely occur. Any subsequent commission and fee adjustments in connection with policy cancellations, which have been de minimis to date, are recognized upon notification from the insurance companies. Actual commission and fee adjustments in connection with the cancellation of policies were approximately 0.3%, 0.1%, 0.1%, 0.1% and 0.04% of the total commission and fee revenues for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007, respectively, and 0.1%, 2.0%, 0.4%, 0.5% and 0.1% of the actual net income (loss) for each of those periods, respectively. Other service fees include revenue from the provision of certain settlement-related services on behalf of the insurance companies. We recognize this type of revenue when the services are rendered.

In connection with the distribution of insurance products, our affiliated insurance agencies may receive performance bonuses from insurance companies pursuant to agreements between the insurance agency and the insurance company. Once the agency achieves its performance target, generally a certain sales volume, the bonus will become due. The bonus amount is calculated by multiplying the insurance premium volume by an agreed-upon percentage. In addition, we record discretionary bonuses as revenue when we receive them; in many cases, that is when insurance companies first notify us of the payment of the discretionary bonuses.

Share-based Compensation

We early adopted SFAS No. 123(R), which became effective on January 1, 2006. We treat all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, the same as any other form of compensation and recognize the related cost in the statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. We use the Black-Scholes option-pricing model to determine the fair value of stock options.

We engaged American Appraisal China Limited, or AAC, an unrelated and independent valuation specialist, to assist in our determination of the fair value of the ordinary shares and options as of each relevant grant date. The valuation report from AAC has been used as part of our analysis in reaching our conclusion of value. We reviewed the valuation methodologies used by AAC and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares and options. Therefore, we have adopted the valuation opinion of AAC in our calculation of the option expenses.

Determining the fair values of the ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of the ordinary shares and our operating history and prospects at the time of grant. Therefore, these fair values are inherently uncertain and highly subjective.

The assumptions used to derive the fair values of the ordinary shares include:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	no material changes in the exchange rates and interest rates from the presently prevailing rates;

•	availability of finance not a constraint on our future growth;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in market conditions from economic forecasts.

These assumptions are inherently uncertain. If we had used different assumptions and judgments, the valuation results would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would have been different.

The following table sets forth the options granted to certain directors, officers and employees in 2004, 2006 and 2007, after giving effect to the 10,000-for-one share exchange in July 2007:

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share	Fair Value of Ordinary Share	Intrinsic Value Per Option	Type of Valuation
July 2004	123,570,000	RMB0.00001	RMB0.88327	RMB0.88326	Retrospective
January 2006	34,210,000	RMB0.87413	RMB0.80275	RMB0	Retrospective
February 2007	5,473,684	RMB2.3214	RMB2.3214	RMB0	Contemporaneous

On January 8, 2005, we issued (after giving effect to the 10,000-for-one share exchange in July 2007) 66,550,000 ordinary shares to Kingsford Resources Limited at the par value of RMB0.00001 per share. AAC estimates the fair value of our shares (after giving effect to the 10,000-for-one share exchange in July 2007) to have been RMB0.86021 per share as of that date.

The fair values of our ordinary shares are affected by the equity value of our company and the number of shares outstanding. The equity value of our company, which measures the value of all the equity interests in our company, increased by approximately 13.2%, from RMB364 million in July 2004 to RMB412 million in January 2005. This is primarily attributable to the growth of our business. In addition, the rapid and substantial growth of our business during the period proved the viability of our business model. Specifically, the increase in the total equity value from July 2004 to January 2005 was primarily attributable to the increase in net revenue in the fourth quarter over the third quarter of 2004 and the increase in the number of affiliated insurance agencies and brokerages from four in July 2004 to seven in January 2005.

However, the total number of ordinary shares increased by 16% from July 2004 to January 2005. The dilution effect more than offset the increase in our equity value, thereby reducing the per share value of our ordinary shares from RMB0.88327 in July 2004 to RMB0.86021 in January 2005. This decrease would be equivalent to a decrease from approximately US$2.32 per ADS to approximately US$2.26 per ADS, based on the ratio of 20 ordinary shares to one ADS.

Our equity value increased by approximately 67.7% from RMB412 million in January 2005 to RMB691 million in January 2006. This is primarily attributable to our actual performance in 2005 exceeding our projections for 2005 and the actual results of 2004. This gave us a better visibility for 2006 and enabled us to increase our projections for 2006. In addition, the investment by a private equity investor in December 2005 provided the funding we needed to rapidly expand our business.

Specifically, the increase in the equity value from January 2005 to January 2006 was primarily attributable to the following developments during the period:

•	In 2005, we earned a net revenue of RMB143.7 million, which exceeded our net revenue projection of RMB105 million for 2005 as well as the net revenue of RMB34.0 million we earned in 2004.

•	Compared to a net loss of RMB92.7 million in 2004, the net loss in 2005 was only RMB6.7 million, representing a significant improvement.

•	In December 2005, a private equity investor made a RMB150 million investment in our company.

Because under the shareholders agreement entered into in December 2005, two of our shareholders, Cathay Capital Group and CDH, had certain preferential rights with respect to liquidation, we treated the shares held by Cathay Capital Group and CDH as preference shares for the purpose of allocating our equity value, using the option-pricing method. As a result, value of our ordinary shares decreased by approximately 7% from RMB0.86021 in January 2005 to RMB0.80275 in January 2006. This decrease would be equivalent to a decrease from approximately US$2.26 per ADS to approximately US$2.11 per ADS, based on the ratio of 20 ordinary shares to one ADS.

Our equity value increased by approximately 154.8% from RMB691 million in January 2006 to RMB1,761 million at the end of January 2007. This is primarily attributable to the following factors:

•	the increase in our total net revenue, which reached RMB246.5 million for 2006 as compared to RMB143.7 million for 2005, an increase of 71.5%;

•	our transition to a net profit of RMB57.4 million for 2006 from a net loss of RMB6.7 million for 2005; and

•

the significant expansion of our distribution network, including (1) our establishment of four new insurance agencies and acquisition of majority interests in three insurance agencies in 2006, (2) the increase in the number of our sales and service outlets to 144 at the end of 2006 from 19 at the end of 2005 and (3) the increase in the total number of sales agents and in-house sales representatives from approximately 2,730 and 380, respectively, at the end of 2005 to approximately 8,170 and 540, respectively, at the end of 2006.

As a result of the foregoing factors, and after having given effect to the dilutive effect of the options granted in January 2006, we believe the fair value of our ordinary shares increased by approximately 189% from RMB0.80275 in January 2006 to RMB2.3214 at the end of January 2007. This increase would be equivalent to an increase from approximately US$2.11 per ADS to approximately US$6.10 per ADS, based on the ratio of 20 ordinary shares to one ADS.

Our equity value increased by approximately 78.9% from RMB1,761 million at the end of January 2007 to RMB3,150 million (US$413.8 million) at the time of this prospectus in October 2007, based on the assumed offering price per ADS of US$12.00, the midpoint of the estimated initial public offering price range. This is primarily attributable to the following factors:

•	The increase in our total net revenue, which reached RMB172.6 million (US$22.7 million) for the first six months of 2007 as compared to RMB106.8 million for the first six months of 2006;

•	The increase in our net profit, which reached RMB58.7 million (US$7.7 million) for the first six months of 2007 as compared to RMB24.2 million for the first six months of 2006;

•

Our estimate of our net revenues from commissions and fees for the three months ended September 30, 2007 to be approximately RMB116.2 million (US$15.3 million), compared to net revenues from commissions and fees of RMB101.7 million for the three months ended June 30, 2007 and RMB51.7 million for the three months ended September 30, 2006. See “Recent Developments”;

•

Our estimate of our net income for the three months ended September 30, 2007 to be approximately RMB42.4 million (US$5.6 million), compared to net income of RMB32.9 million for the three months ended June 30, 2007 and RMB7.0 million for the three months ended September 30, 2006. See “Recent Developments”;

•	Our success in increasing the proportion of our revenues attributable to life insurance products, which is an important component of our strategy going forward;

•

The addition of a new Chief Financial Officer, Mr. David Tang, a new director of training department, Mr. Mingli Liang, a new chief operating officer with over 30 years of life insurance industry experience, Dr. En Ming Tseng, and a new internal control team and U.S. GAAP accounting staff;

•	The continued growth of the insurance industry in China, from which we derive our revenue as insurance intermediaries;

•

A more favorable regulatory environment which we expect will benefit professional insurance intermediaries with potential to grow into nation-wide service providers. In its Insurance Intermediary Market Development Report released on August 17, 2007, the CIRC expressed its support for market-driven consolidations among, the establishment of nation-wide service networks by, venture capital and other forms of investment in, and initial public offerings by, professional insurance intermediaries. We believe that this favorable regulatory environment will help large insurance intermediaries, like us, to further expand operations and grow into stronger nation-wide service providers; and

•

The imminent launch of our initial public offering, which will provide us with additional capital and will enhance our ability to access capital markets to grow our business, raise our profile in China and provide our shareholders with greater liquidity. In particular, the 5% discount for lack of marketability previously used to value our ordinary shares would no longer be applicable after our initial public offering, and our weighted average cost of capital, which was also a component of the previous valuation of our ordinary shares, should be affected favorably by our initial public offering.

As a result of the foregoing factors, and after having given effect to the dilutive effect of the options that we granted in February 2007, we believe the fair value of our ordinary shares increased by approximately 96.7% from RMB2.3214 at the end of January 2007 to RMB4.5672 at the time of this prospectus in October 2007. This increase would be equivalent to an increase from approximately US$6.10 per ADS to US$12.00 per ADS, the midpoint of the estimated initial public offering price range, based on the ratio of 20 ordinary shares to one ADS.

In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares at an exercise price equal to the offering price per ordinary share in our initial public offering. Our board has authorized our chairman and chief executive officer, Mr. Yinan Hu, to determine how the options that are to be granted to our non-executive employees will be allocated among those employees before the completion of this offering.

AAC used the discounted cash flow method of the income approach to assess the fair value of our ordinary shares in 2004, 2005, 2006 and 2007. The major assumptions considered in calculating the fair values are as follows:

•	Weighted average cost of capital of between 17.0% and 22.0% was used.

•

Discount for lack of marketability of between 5% and 15% was used. AAC quantified the discount for lack of volatility by the Black-Scholes option-pricing model. This model treats the right to sell the company shares freely before a liquidity event as a put option. The farther the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied discount for lack of volatility. The option-pricing method is one of the methods commonly used in estimating discount for lack of marketability as it can take into consideration factors like timing of liquidity events, risk free interest rate and estimated volatility of our shares.

•

Comparable companies: In deriving the discount rate, eight public companies with businesses similar to ours were selected for reference. These companies, which obtain a significant proportion of their revenues from the insurance brokerage business, are Marsh & McLennan Co. Inc., Aon Corporation, Willis Group Holdings Ltd., Brown & Brown Inc., Arthur J Gallagher & Co., Hilb Rogal and Hobbs Co., U.S.I. Holdings Corporation and Benfield Group Plc.

The major assumptions considered as at each grant date are summarized below:

Grant Date	Weighted Average Cost of Capital	Discount for Lack of Marketability	Three-Year Revenue Compound Annual Growth Rate	Three-Year Average Earnings Before Interest and Tax
July 2004	22.0%	15%	62%	33%
January 2005	22.0%	12%	62%	32%
January 2006	18.5%	11%	49%	32%
January 2007	17.5%	6%	68%	26%

We determined the fair value of the options granted at each option grant date using the Black-Scholes option pricing model with the following assumptions:

	Options Granted 2004	Options Granted 2006	Options Granted 2007
Risk-free interest rate range	3.2%	1.9%	2.7%
Expected life range (years)	1.50	2.21	5.60
Expected dividends	0.0%	0.0%	0.0%
Expected volatility	25.1%	24.8%	28.5%

For the purpose of determining the estimated fair value of our share options, we believe expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we were a privately held company at the date we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the average stock price volatility of the comparable companies listed above over a period commensurate with the expected term of the options. According to paragraph 23 of SFAS 123(R), when estimating expected volatility of the share price of nonpublic entity, historical volatility of an “appropriate industry sector index” should be considered. As there is no sector index for the insurance brokerage business in the stock exchanges in the United States, the market where the company is applying for a listing, the pool of selected companies, with significant amount of their revenues obtained from the insurance brokerage business, is considered as a proxy for the industry sector and average volatility of the pool was used in the valuations. AAC believes that the average share price volatility of the guideline companies is a reasonable benchmark in estimating the expected volatility of our ordinary shares.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures of our shares based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations.

Impairment of Goodwill and Long-lived Assets

We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill or acquired intangible assets have been impaired, the carrying value will be written down.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any.

We have not recognized any impairment charge on goodwill and intangibles for the three-year period ended December 31, 2006. We are currently not aware of any impairment charge of the goodwill and intangibles.

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We have adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was RMB305,000. As a result of the implementation of FIN 48, we recognized a RMB305,000 increase in the liability for unrecognized tax benefits which was accounted for as an increase to the January 1, 2007, balance of accumulated deficit. As of June 30, 2007, we recognized liabilities for unrecognized tax benefits totaled RMB994,000 (US$130,583).

Allocation of Expenses

Expenses incurred from January 1, 2004 until June 9, 2004, the date of reorganization, relating to general corporate functions have been allocated between the entities retained by China United Financial Services and our company based on a pro-rata percentage of total net revenues. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, accounting and administrative functions. We believe the assumptions and methodologies underlying the allocation of general corporate overhead expenses from China United Financial Services are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by our company if we had operated as an independent, stand-alone entity for that period. As such, the financial information herein for the year ended December 31, 2004 may not necessarily reflect the combined financial position, results of operations and cash flows of our company if we had been an independent, stand-alone entity during the entire year of 2004.

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period from July 1, 2005 to June 30, 2007. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the quarters are not necessarily indicative of results that may be expected for the full year. We believe that the quarter-to-quarter comparison of our operating results should not be relied upon as being indicative of our results for any future quarters or for a full year.

	For the three months ended
	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in RMB thousands)
Net revenues:
Commissions and fees	42,758	56,905	41,232	65,311	51,700	87,409	70,594	101,729
Other service fees	627	393	97	151	305	344	121	117

Total net revenues	43,385	57,298	41,329	65,462	52,005	87,753	70,715	101,846
Operating costs and expenses:
Commissions and fees	(22,658)	(29,533)	(21,243)	(32,078)	(31,315)	(48,440)	(32,979)	(54,296)
Selling expenses	(1,379)	(1,654)	(2,235)	(3,053)	(2,973)	(3,027)	(2,198)	(1,998)
General and administrative expenses	(5,524)	(10,054)	(15,338)	(10,455)	(13,585)	(12,741)	(11,338)	(14,577)

Total operating costs and expenses	(29,561)	(41,241)	(38,816)	(45,586)	(47,873)	(64,208)	(46,515)	(70,871)
Income from operations	13,824	16,057	2,513	19,876	4,132	23,545	24,200	30,975
Other income (expenses), net:
Interest income	20	384	898	698	1,964	1,804	1,027	953
Interest expense	(6)	(4)	(26)	(2)	(2)	(4)	(22)	(44)
Others, net	2	(19)	8	2	(5)	—	11	4

Income before income taxes	13,840	16,418	3,393	20,574	6,089	25,345	25,216	31,888
Net Income tax benefit (expense)	(194)	(271)	(275)	317	70	461	(362)	186

Net income before minority interest	13,646	16,147	3,118	20,891	6,159	25,806	24,854	32,074
Minority interest	2	25	1	159	822	439	914	848

Net income	13,648	16,172	3,119	21,050	6,981	26,245	25,768	32,922

Our quarterly results of operations are affected by seasonal variations caused by insurance companies’ business practices and consumer demand. Historically, insurance companies, under pressure to meet their annual sales targets, would increase their sales efforts during the fourth quarter of a year by, for example, offering more incentives for insurance intermediaries to increase sales. As a result, our commission and fee income for the fourth quarter of a year has generally been the highest among all four quarters. Business activities, including buying and selling insurance, usually slow down during the Chinese New Year festivities, which occur during the first quarter of each year. As a result, our commission and fee income for the first quarter of a year has generally been the lowest among all four quarters.

The temporary decline in revenues from the second quarter to the third quarter of 2006 was due to the introduction of mandatory third party automobile liability insurance by the PRC government. This change in government policy did not negatively affect our sales volume, but the commission rate for the mandatory insurance was initially set by the insurance companies at a rate lower than the previous rate for optional insurance, which caused a decline in our related revenues. Because our commissions and fees and operating expenses were not proportionately reduced by this change, our net profit and net profit margin declined for that quarter. The commission rates for third party automobile liability insurance increased again over time as a result of competition among insurance companies, such that in later quarters this change no longer had a material impact on our overall financial results.

Results of Operations

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2004	04 to 05 Percentage Change	2005	05 to 06 Percentage Change	2006		2006	06 to 07 Percentage Change	2007
	RMB	%	RMB	%	RMB	US$	RMB	%	RMB	US$
	(in thousands, except percentage data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	33,401	326.7	142,520	72.4	245,652	32,271	106,543	61.7	172,323	22,638
Other service fees	564	109.0	1,179	(23.9)	897	118	248	(4.0)	238	31

Total net revenues	33,965	323.1	143,699	71.6	246,549	32,389	106,791	61.6	172,561	22,669

Operating costs and expenses:
Commissions and fees	(4,256)	1,444.9	(65,752)	102.4	(133,076)	(17,482)	(53,321)	63.7	(87,275)	(11,465)
Selling expenses	(2,432)	127.3	(5,527)	104.2	(11,288)	(1,483)	(5,288)	(20.7)	(4,196)	(551)
General and administrative expenses	(120,576)	(34.6)	(78,879)	(33.9)	(52,119)	(6,847)	(25,793)	0.5	(25,915)	(3,404)

Total operating costs and expenses	(127,264)	18.0	(150,158)	30.9	(196,483)	(25,812)	(84,402)	39.1	(117,386)	(15,420)

Income (loss) from operations	(93,299)	(93.1)	(6,459)	*	50,066	6,577	22,389	146.4	55,175	7,249
Other income (expenses), net:
Interest income	49	808.2	445	1,105.4	5,364	705	1,596	24.1	1,980	260
Interest expense	(15)	26.7	(19)	78.9	(34)	(5)	(28)	135.7	(66)	(9)
Others, net	158	(109.5)	(15)	*	5	1	10	50.0	15	2

Net income (loss) before income taxes	(93,107)	(93.5)	(6,048)	*	55,401	7,278	23,967	138.3	57,104	7,502
Net income tax benefit (expense)	396	*	(672)	*	573	75	42	519.0	(176)	(23)

Net income (loss) before minority interest	(92,711)	(92.8)	(6,720)	*	55,974	7,353	24,009	137.1	56,928	7,479
Minority interest	—	*	27	5,163.0	1,421	187	160	1,001.3	1,762	231

Net income (loss)	(92,711)	(92.8)	(6,693)	*	57,395	7,540	24,169	142.8	58,690	7,710

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net Revenues.    Our total net revenues increased by 61.6% from RMB106.8 million for the six months ended June 30, 2006 to RMB172.6 million (US$22.7 million) for the six months ended June 30, 2007 primarily as result of:

•

a 50.8% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB101.4 million for the six months ended June 30, 2006 to RMB152.8 million (US$20.1 million) for the six months ended June 30, 2007; and

•

a 276.5% increase in commissions and fees derived from the distributions of life insurance products, from RMB5.2 million for the six months ended June 30, 2006 to RMB19.5 million (US$2.6 million) for the six months ended June 30, 2007.

The increase in commissions and fees was mainly attributable to a significant increase in the number of sales agents in our distribution network, slightly higher commission and fee rates and the establishment of four new affiliated insurance intermediary companies and the acquisitions of majority interests in three affiliated insurance agencies in 2006. The financial results of those newly established or acquired companies were more fully reflected in the first half of 2007. The total number of sales agents in our distribution network increased from approximately 5,800 as of June 30, 2006 to approximately 10,200 as of June 30, 2007. Since we only started distributing life insurance products in January 2006 and had only limited resources to commit to selling life insurance products in the first half of 2006, the percentage increase of our commissions and fees from life insurance products was much larger than that from property and casualty insurance products.

Our other service fees, which accounted for 0.1% of our total net revenues in the first half of 2007, decreased by 4.0% primarily because we reduced or waived services fees for services provided to some long-term customers as an incentive for their policy renewals.

Operating Costs and Expenses

Commissions and Fees.    Commissions and fees we incurred increased 63.7% from RMB53.3 million for the six months ended June 30, 2006 to RMB87.3 million (US$11.5 million) for the six months ended June 30, 2007 primarily due to the increase in the distributions of insurance products. The percentage increase of our commissions and fees incurred slightly outpaced that of our commission and fee revenue primarily because individual sales agents, who generally earn a higher commission than our in-house sales representatives, constituted a slightly higher percentage of our sales force in the first half of 2007 than in the first half of 2006. Individual sales agents as a percentage of our sales force increased from 93.6% as of June 30, 2006 to 94.7% as of June 30, 2007.

Selling Expenses.    Our selling expenses decreased by 20.7% from RMB5.3 million for the six months ended June 30, 2006 to RMB4.2 million (US$0.6 million) for the six months ended June 30, 2007 primarily due to decreases in office expenses following further centralization of management functions as well as decreases in advertising fees after the completion of our Beijing advertising campaign.

General and Administrative Expenses.    Our general and administrative expenses for the six months ended June 30, 2007 remained stable compared to those expenses for the same period in 2006. Sharp reductions in share-based compensation expenses from RMB13.0 million to RMB0.8 million were offset by increases in most other general and administrative expenses that were primarily due to the overall expansion of our operations.

Income from Operations.    As a result of the foregoing factors, our income from operations increased by 146.4% from RMB22.4 million for the six months ended June 30, 2006 to RMB55.2 million (US$7.2 million) for the six months ended June 30, 2007.

Other Income, Net.    Our other income, net, increased primarily due to an increase in interest income as a result of an increase in cash and cash equivalents arising from overall positive cash flows.

Net Income before Income Taxes.    As a result of the foregoing factors, our net income before income taxes increased by 138.3% from RMB24.0 million for the six months ended June 30, 2006 to RMB57.1 million (US$7.5 million) for the six months ended June 30, 2007.

Income Tax Benefit (Expense).    Our income tax benefit for the six months ended June 30, 2007 was primarily due to current tax expenses of RMB1.0 million and other tax expenses of RMB689,000 attributable to an increase in unrecognized tax benefits, offset by a deferred tax credit of RMB1.5 million attributable to an increase in operating loss carryforwards.

Minority Interest.    The substantial increase in minority interest was primarily due to our acquisitions of a majority interest in two insurance agencies and the establishment of four new insurance agencies and one limited liability company, in which we hold majority interests, in the second half of 2006 and also the establishment of two new insurance agencies and brokerages and one new investment holding company in the first half of 2007. An increase in the aggregate losses of companies in which we only hold majority interests also contributed to the increase in the loss shared by minority shareholders for the six months ended June 30, 2007.

Net Income (Loss).    As a result of the foregoing, our net income increased by 142.8% from RMB24.2 million for the six months ended June 30, 2006 to RMB58.7 million (US$7.7 million) for the six months ended June 30, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.    Our total net revenues increased by 71.6% from RMB143.7 million in 2005 to RMB246.5 million (US$32.4 million) in 2006 primarily as result of:

•	a 57.9% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB142.5 million in 2005 to RMB225.0 million (US$29.6 million) in 2006; and

•	commissions and fees of RMB20.6 million (US$2.7 million) in 2006 derived from the distributions of life insurance products.

The increase in commissions and fees derived from the distributions of property and casualty insurance products was mainly attributable to a significant increase in the number of sales agents and in-house sales representatives in our distribution network and the establishment of five new affiliated insurance intermediary companies in 2005, whose financial results were more fully reflected in 2006. We only started distributing individual life insurance products in 2006, and our commissions and fees from the distributions of life insurance products accounted for 8.4% of our total commissions and fees in 2006 and 11.3% in the first half of 2007. The total number of sales agents and in-house sales representatives in our distribution network increased from approximately 2,730 and 380, respectively, as of December 31, 2005 to approximately 8,170 and 540, respectively, as of December 31, 2006.

Our other service fees decreased primarily because an insurance company cancelled the collection of certain premiums payable from us in 2005 that resulted in a corresponding recognition of other service fees in 2005. There were otherwise no significant changes in the fees generated from providing settlement-related services.

Operating Costs and Expenses

Commissions and Fees.    Commissions and fees we incurred increased 102.4% from RMB65.8 million in 2005 to RMB133.1 million (US$17.5 million) in 2006 primarily due to the increase in the distributions of property and casualty insurance products and the commencement of our life insurance business in 2006. We did not engage in individual life insurance business in 2005 and therefore did not incur any commission or fee expenses for the distributions of life insurance products. The percentage increase of our commissions and fees incurred outpaced that of our commission and fee revenue primarily because individual sales agents, who generally earn a higher commission than our in-house sales representatives, constituted a higher percentage of our sales force in 2006 than in 2005. Individual sales agents as a percentage of our sales force increased from 87.9% at the end of 2005 to 93.9% at the end of 2006. In addition, the commencement of our life insurance business in 2006 also contributed to the faster increase in commissions and fees incurred, because the sale agents’ commission rates for selling life insurance products are generally higher than for selling property and casualty products.

Selling Expenses.    Our selling expenses increased by 104.2% from RMB5.5 million in 2005 to RMB11.3 million (US$1.5 million) in 2006 primarily due to rapid sales growth and expansion of our distribution network. We established four new insurance agencies in 2006 and increased the number of distribution outlets from 19 at the end of 2005 to 144 at the end of 2006. The percentage increase of our selling expenses was more than the percentage increase of our net revenues primarily because we incurred significant initial expenses in connection with the establishment of new insurance agencies and distribution outlets.

General and Administrative Expenses.    Our general and administrative expenses decreased by 33.9% from RMB78.9 million in 2005 to RMB52.1 million (US$6.8 million) in 2006 primarily as a result of a decrease of RMB32.4 million in share-based compensation expenses, partially offset by an increase of approximately RMB5.6 million in other general and administrative expenses due to the overall growth of our business. For a detailed description of our share-based compensation expenses in 2006 and 2005, see “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses.”

Income (Loss) from Operations.    As a result of the foregoing factors, we achieved income from operations of RMB50.1 million (US$6.6 million) in 2006, compared with a loss from operations of RMB6.5 million in 2005.

Other Income, Net.    Our other income, net, increased significantly primarily due to an increase in interest income from RMB0.4 million in 2005 to RMB5.4 million (US$0.7 million) in 2006. The increase in interest income was mainly attributable to the additional cash from the private placement with CDH completed in December 2005.

Net Income (Loss) before Income Taxes.    As a result of the foregoing factors, we achieved net income before income taxes of RMB55.4 million (US$7.3 million) in 2006, compared with a net loss before income taxes of RMB6.0 million in 2005.

Income Tax Benefit (Expense).    Our income tax benefit in 2006 was primarily due to deferred tax credits of RMB1.5 million (US$0.2 million), offset by current tax expenses of RMB0.9 million (US$0.1 million).

Minority Interest.    Minority interest of RMB1.4 million (US$0.2 million) in 2006 was primarily due to our acquisitions of a majority interest in three insurance agencies and the establishment of three new insurance agencies and one limited liability company, in which we hold majority interests, in 2006.

Net Income (Loss).    As a result of the foregoing, we had a net income of RMB57.4 million (US$7.5 million) and a net margin of 23.3% in 2006, compared with a net loss of RMB6.7 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.    Our total net revenues increased significantly from RMB34.0 million in 2004 to RMB143.7 million in 2005 primarily as a result of the increase in our commissions and fees, which increased from RMB33.4 million in 2004 to RMB142.5 million in 2005, due primarily to a significant expansion of our distribution network in 2005. The total number of our sales agents and in-house sales representatives increased from zero and approximately 170, respectively, as of December 31, 2004 to approximately 2,730 and 380, respectively, as of December 31, 2005. In addition, we established three insurance agencies in the second half of 2004, and their financial results were more fully reflected in 2005. Our other service fees increased primarily due to increases in demand for our settlement-related services and because an insurance company cancelled the collection of certain premiums payable from us in 2005 that resulted in a corresponding recognition of other service fees in 2005.

Operating Costs and Expenses

Commissions and Fees.    We incurred substantially higher commissions and fees of RMB65.8 million in 2005 compared to RMB4.3 million in 2004 primarily due to increase in the distributions of property and casualty insurance products. The percentage increase of our commissions and fees incurred outpaced that of our commission and fee revenue because we started the transition in 2005 from relying exclusively on in-house sales representatives to replying principally on sales agents for the distribution of insurance products. Individual sales agents as a percentage of our sales force increased from zero at the end of 2004 to 87.9% at the end of 2005.

Selling Expenses.    Our selling expenses increased by 127.3% from RMB2.4 million in 2004 to RMB5.5 million in 2005 primarily due to sales growth and expansion of our distribution network. We established five new insurance intermediary companies in 2005 and increased the number of distribution outlets from nine at the end of 2004 to 29 at the end of 2005. The percentage increase of our selling expenses was less than the percentage increase of our net revenues because of the transition in 2005 to a sales model that rely principally on sales agents instead of in-house sales representatives.

General and Administrative Expenses.    Our general and administrative expenses decreased by 34.6% from RMB120.6 million in 2004 to RMB78.9 million in 2005 primarily as a result of a decrease of RMB52.8 million in share-based compensation expenses, partially offset by an RMB11.1 million increase in other general and administrative expenses due to the overall growth of our business. For a detailed description of our share-based compensation expenses in 2005 and 2004, see “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses.”

Loss from Operations.    As a result of the foregoing factors, our loss from operations decreased by 93.1% from RMB93.3 million in 2004 to RMB6.5 million in 2005.

Other Income, Net.    Our other income, net increased primarily due to an increase in interest income. The increase in interest income was mainly attributable to an increase in cash generated from operating activities.

Net Loss before Income Taxes.    As a result of the foregoing factors, our net loss before income taxes decreased by 93.5% from RMB93.1 million in 2004 to RMB6.0 million in 2005.

Income Tax Benefit (Expense).    Our income tax benefit in 2004 was primarily due to an increase in deferred tax assets of RMB0.6 million, offset by current tax expenses of RMB0.2 million.

Minority Interest.    We did not have minority interest in 2004 because all of our affiliated insurance agencies and brokerages were wholly owned by our consolidated affiliated entities.

Net Income (Loss).    As a result of the foregoing, our net loss decreased by 92.8% from RMB 92.7 million in 2004 to RMB6.7 million in 2005.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities and our sales of ordinary shares through private placements. See “Related Party Transactions—Private Placements.” As of

December 31, 2006 and June 30, 2007, we had RMB223.9 million (US$29.4 million) and RMB363.4 million (US$47.7 million) in cash, respectively. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund our working capital requirements, rental deposit, office renovation, purchases of automobiles and office equipment and acquisitions. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive annual or monthly fees from some of these affiliated entities in exchange for certain technology consulting and other services provided by us and the use of trademark owned by us. See “Corporate Structure—Our Corporate Structure and Contractual Arrangements.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution network through acquisitions and establishment of new insurance agencies and brokerages.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2007
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Net cash generated from operating activities	10,686	71,961	53,936	7,085	76,208	10,011
Net cash (used in) generated from investing activities	(7,581)	(85,954)	(2,411)	(317)	64,139	8,426
Net cash generated from (used in) financing activities	14,094	159,599	(2,149)	(282)	(985)	(129)
Net increase in cash and cash equivalents	17,199	145,606	49,376	6,486	139,362	18,308
Cash and cash equivalents at the beginning of the year	11,924	29,123	174,634	22,942	223,926	29,417
Cash and cash equivalents at the end of the year	29,123	174,634	223,926	29,417	363,406	47,741

Operating Activities

Net cash generated from operating activities amounted to RMB76.2 million (US$10.0 million) for the six months ended June 30, 2007, primarily attributable to (1) a net income of RMB58.7 million (US$7.7 million), (2) an increase of RMB17.8 million (US$2.3 million) in accounts payable primarily as a result of sales growth, (3) an increase of RMB11.6 million (US$1.5 million) in insurance premium payable primarily as a result of sales growth and less stringent premium collection practices by the insurance companies in the middle of the year as compared to the year end, and (4) an increase of RMB11.4 million (US$1.5 million) in other receivables, which negatively affected operating cash flow, primarily as a result of advances extended to entrepreneurial agents to help them establish sales teams.

Net cash generated from operating activities amounted to RMB53.9 million (US$7.1 million) in 2006, primarily attributable to (1) a net income of RMB57.4 million (US$7.5 million), (2) share-based compensation expenses of RMB24.1 million (US$3.2 million), which did not affect our operating cash flow, (3) an increase of RMB16.5 million (US$2.2 million) in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter for which payment had not been received by the end of 2006, which negatively affected operating cash flow, and (4) an increase in other receivables of RMB11.0 million (US$1.4 million), primarily representing advances extended to entrepreneurial agents to help them establish sales teams, which negatively affected operating cash flow.

Net cash generated from operating activities in 2005 was RMB72.0 million, primarily attributable to (1) a net loss of RMB6.7 million, (2) share-based compensation expenses of RMB56.5 million, which did not affect our operating cash flow, (3) an increase of RMB12.8 million in accounts payable, as a result of a growth in sales generated by increased number of sales agents compensated by commissions payable only when we receive payments from insurance companies, (4) a decrease of RMB6.3 million in other receivables, primarily due to repayment of working-capital advances to regional managers used to fund the development of agent distribution networks, and (5) an increase of RMB5.4 million in accounts receivable, which increase negatively affected cash flow, in line with a growth in sales.

Net cash generated from operating activities in 2004 was RMB10.7 million, primarily attributable to (1) a net loss of RMB92.7 million, (2) share-based compensation expenses of RMB109.3 million, which did not affect our operating cash flow, (3) an increase of RMB5.3 million in other payables, primarily representing insurance compensation received from insurance companies that have not yet been disbursed and funds held on behalf of unrelated third parties, (4) an increase of RMB4.2 million in insurance premium payable in line with an increase in sales, and (5) an increase of RMB11.8 million in other receivables, primarily due to the making of working capital advances to regional managers used to fund the development of agent distribution networks and advances to employees for daily operations.

Investing Activities

Net cash generated from investing activities for the six months ended June 30, 2007 was RMB 64.1 million (US$8.4 million), primarily attributable to repayments, net of advances, totaling RMB77.5 million (US$10.2 million) of advances previously made to certain subsidiaries of China United Financial Services and personal loans previously made to two executive officers of our company, partially offset by an increase of RMB11.6 million (US$1.5 million) restricted cash set aside for settling the insurance premium payable.

Net cash used in investing activities in 2006 was RMB2.4 million (US$0.3 million), primarily attributable to (1) payment of the purchase price for the acquisition of majority interests in three insurance agencies totaling RMB8.1 million (US$1.1 million), (2) the purchase of automobiles and office equipment and leasehold improvement in an amount of RMB6.3 million (US$0.8 million) and (3) advances, net of repayments, amounting to RMB7.7 million (US$1.0 million) primarily to certain subsidiaries of China United Financial Services and an entity controlled by our chief executive officer and our president, partially offset by a refund of RMB20.0 million (US$2.6 million) in deposit paid in connection with a proposed acquisition that was subsequently abandoned.

Net cash used in investing activities was RMB86.0 million in 2005, resulting primarily from (1) advances, net of repayments, totaling RMB59.3 million to certain subsidiaries of China United Financial Services and to our chief executive officer and our president and (2) the deposit of RMB20.0 million paid in connection with a proposed acquisition that was subsequently abandoned.

Net cash used in investing activities in 2004 amounted to RMB7.6 million, primarily attributable to advances, net of advances, totaling RMB5.8 million, to subsidiaries of China United Financial Services.

Financing Activities

Net cash used in financing activities was RMB1.0 million (US$0.1 million) for the six months ended June 30, 2007, primarily attributable to (1) a dividend payment of RMB11.5 million (US$1.5 million) and (2) an advance of RMB7.5 million (US$0.1 million) by an executive officer as part of the purchase price for the subsequent exercise of his options in July 2007, partially offset by (1) repayments of RMB3.3 million (US$0.4 million) from certain subsidiaries of China United Financial Services of earlier advances for working capital purposes and (2) an increase of RMB6.5 million (US$0.9 million) in minority interests, primarily due to the establishments of three new majority-owned subsidiaries in the first half of 2007.

Net cash used in financing activities was RMB2.1 million (US$0.3 million) in 2006, primarily attributable to (1) RMB5.0 million (US$0.7 million) repayment of a loan from an unrelated third party and (2) net repayments totaling RMB4.2 million (US$0.6 million) to certain subsidiaries of China United Financial Services for working capital purposes, partially offset by an increase of RMB6.2 million (US$0.8 million) in minority interest due to establishment of four new majority-owned insurance agencies and one limited liability company and acquisitions of majority interests in three insurance agencies.

Net cash generated from financing activities amounted to RMB159.6 million in 2005, primarily as a result of the proceeds from the private placement of CISG’s ordinary shares to CDH. Net cash generated from financing activities amounted to RMB14.1 million in 2004, primarily attributable to (1) RMB35.0 million proceeds from share issuances to Cathay Auto Services Limited and China United Financial Services and (2) advances, net of repayments, of RMB12.5 million from related parties, partially offset by cash distributions totaling RMB32.0 million in connection with our restructuring pursuant to which we acquired our insurance intermediary business.

Capital Expenditures

We incurred capital expenditures of RMB1.6 million, RMB2.8 million, RMB6.3 million (US$0.8 million) and RMB1.7 million (US$0.2 million) for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. Our capital expenditures have been used primarily to purchase automobiles and office equipment. We estimate that our capital expenditures will increase significantly in 2007 and 2008 as we further expand our distribution network and improve our unified operating platform.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Long-term debt obligations(1)	555	318	237	—	—
Operating lease obligations	13,254	5,664	7,263	220	107
Purchase Obligations(2)	860	860	—	—	—

Total	14,669	6,842	7,500	220	107

(1)	Excludes accrued interest.
(2)	Represents remaining payment commitment in connection with our new IT system.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2006.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our affiliated entities, Meidiya Investment and Yihe

Investment, and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and trademark license and service fees paid by some of the subsidiaries of Meidiya Investment and Yihe Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the new tax law enacted by the People’s Congress to take effect on January 1, 2008 may eliminate the current exemption of enterprise income tax on dividend derived by foreign investors from foreign invested enterprises and may impose on foreign invested enterprises an obligation to withhold tax on dividend distributed by such foreign invested enterprises. At December 31, 2006, our restricted net asset was RMB313.5 million (US$41.2 million), which is not eligible for distribution. This amount is composed of the registered equity of the our PRC subsidiaries and affiliated entities and the statutory reserves described above.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars through a private placement completed in December 2005 and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 9.5% appreciation of the RMB against the U.S. dollar by September 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2006, our total outstanding loans amounted to RMB555,000 (US$73,000) with interest rates varying from 4.185% to 6.3%. The loans are long-term automobile bank loans with fixed interest rates. Assuming the principal amount of the outstanding loans remains unchanged in 2007, a 1% increase in each applicable interest rate would add RMB4,875 (US$640) to our interest expense in 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, because most of our borrowings bear fixed interest rates. However, our future interest expense may increase due to changes in market interest rates.

Recent Accounting Pronouncements

In March 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), or EITF No. 06-3. We are required to adopt the provisions of EITF No. 06-3 beginning in fiscal year 2007. We do not expect the provisions of EITF No. 06-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions in the income tax positions in FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN48 is effective for us beginning in fiscal year 2007. We have adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was RMB305,000. As a result of the implementation of FIN 48, we recognized a RMB305,000 increase in the liability for unrecognized tax benefits which was accounted for as an increase to the January 1, 2007, balance of accumulated deficit. As of June 30, 2007, we recognized liabilities for unrecognized tax benefits totaled RMB994,000 (US$130,583).

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement,” or SFAS 157. SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are in the process of assessing the impact of the adoption of SFAS 157 on our financial position or results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items, which are not currently required to be measured at fair value, at fair value. SFAS No. 159 will be effective on July 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our consolidated financial position, cash flows, and results of operations.

INDUSTRY

General Factors Driving the Growth of the Chinese Insurance Industry

We believe that certain macroeconomic factors have been and will continue to be the key driving forces behind the growth of the Chinese insurance industry. China’s economy has grown rapidly since 1978, when the PRC government began economic reform and gradually opened the country to the outside world. Rapid economic growth has created substantial wealth in the PRC in recent years, particularly in urban areas, where approximately 43% of the total population, or over 560 million people, now reside. The following table sets forth certain macroeconomic data for the period between 2001 and 2006.

	2001	2002	2003	2004	2005	2006	CAGR (2001 –2006)
	(in billions of RMB except per capita data)						(%)
GDP	10,965.5	12,033.3	13,582.3	15,987.8	18,386.8	21,087.1	11.5
Savings deposits at end of year	7,376.2	8,691.1	10,361.7	11,955.5	14,105.1	16,158.7	14.0
Per capita annual disposable income of urban households	6,859.6	7,702.8	8,472.2	9,421.6	10,493.0	11,759.5	9.4

Source:    China Statistical Yearbook 2007

We believe that the continued accumulation of wealth, as illustrated by the significant growth in savings deposits and per capita annual disposable income of urban households, presents substantial opportunities for increasing the sales of life insurance products, especially products with saving or investment features.

We believe that demographic factors have also contributed to the growth of the PRC life insurance industry and will continue to drive its future growth. According to the National Bureau of Statistics, the percentage of the population aged 65 and above in the PRC increased from 7.0% in 2000 to 7.7% in 2005. The following chart illustrates the projected growth of China’s aging population from 2007 to 2050, assuming a total fertility rate of 1.7.

Source:    National Population and Family Planning Commission of China

China’s public pension system is still developing and may have difficulty providing adequate coverage for the elderly. Accordingly, the aging trend heightens the need for private pension products, such as endowment and annuity life insurance products.

Rapid economic growth has also created substantial growth opportunities for property and casualty insurance in the PRC. For example, according to the China Statistical Yearbook 2007, the number of privately owned automobiles increased from approximately 6.3 million in 2000 to 23.3 million in 2006 at a CAGR of 24.5%, and the total number of civilian automobiles increased from approximately 16.1 million to approximately 37.0 million at a CAGR of 14.9% during the same period. As a result, sales of automobile insurance increased significantly during the same period. Similarly, we believe that continued growth of investment in fixed assets and freight traffic have contributed to the increased sales of commercial property insurance and cargo insurance, respectively, in recent years.

The Chinese Insurance Industry

Size and Growth

The Chinese insurance industry was the third largest insurance industry in Asia after Japan and South Korea and the 9th largest in the world by premium volume in 2006, according to the Sigma Report No. 4/2007 published by Swiss Reinsurance Company. It is also one of the fastest growing insurance industries among the world’s major economies. Between 2000 and 2005, total insurance premiums increased from RMB160.9 billion to RMB492.8 billion (US$64.7 billion), representing a CAGR of 25.1%, according to data published by the CIRC. The following table sets forth the total insurance premiums received by life insurance companies and property and casualty insurance companies in the PRC from 2000 to 2005 and their respective CAGR.

	2000	2001	2002	2003	2004	2005	CAGR (2000 – 2005)
	(in billions of RMB)						(%)
Life insurance	100.3	142.5	227.5	298.3	319.8	364.5	29.44
Property and casualty insurance	60.6	69.1	77.3	86.6	112.5	128.4	16.20

Source:    China Insurance Yearbook 2006

Density and Penetration

Despite its rapid growth and achieving substantial scale in recent years, the Chinese insurance industry, measured by insurance density, or per capita premiums, and insurance penetration, or total premiums as a percentage of GDP, remains under-developed as compared with the insurance industries of more developed economies. The following table sets forth insurance density and penetration data of the PRC and selected countries and regions in 2006.

	Life Insurance		Non-life Insurance(1)
	Density(2)	Penetration(3)	Density(2)	Penetration(3)
	(US$)	(%)	(US$)	(%)
China	34.1	1.7	19.4	1.0
United States	1,789.5	4.0	2,134.2	4.8
United Kingdom	5,139.6	13.1	1,327.1	3.4
Germany	1,136.1	3.1	1,300.7	3.6
France	2,922.5	7.9	1,152.9	3.1
Japan	2,829.3	8.3	760.4	2.2
South Korea	1,480.0	7.9	591.2	3.2
Taiwan	1,800.0	11.6	450.3	2.9
Australia	1,389.0	3.8	1,191.9	3.2

(1)	Accident and health insurance are classified as non-life insurance in Sigma Reports.
(2)	Premiums per capita
(3)	Total premiums as a percentage of the GDP

Source:    Sigma Report 04/2007, Swiss Reinsurance Company

The low insurance density and penetration figures in the PRC suggest that the Chinese insurance market has significant growth potential.

Geographic Variations

Within China, the development of the insurance industry is uneven across different provinces and municipalities. Like the economy as a whole, the insurance industry is more developed in the eastern and southern coastal areas than in the rest of the country. The following table sets forth certain data of the top ten life insurance markets in 2005. In 2006, we distributed life insurance products in six of the top ten life insurance markets, namely, the municipalities of Beijing and Shanghai and the provinces of Guangdong, Shandong, Hebei and Sichuan.

	Life Insurance
Province/Municipality	Total Premiums	Market Share(1)	Density(2)	Penetration(3)	GDP	Population
	(in billions of RMB)	(%)	(in RMB)	(%)	(in billions of RMB)	(in millions)
Beijing(4)	43.0	11.7	2,795.5	6.3	688.6	15.4
Jiangsu	34.0	9.2	454.7	1.9	1,830.6	74.8
Guangdong(5)	27.3	7.4	326.8	1.3	2,236.7	91.9
Shanghai	24.6	6.7	1,805.0	2.7	915.4	17.8
Shandong	21.9	6.0	273.4	1.4	1,851.7	92.5
Henan	17.6	4.8	180.5	1.7	1,058.7	93.8
Zhejiang	17.3	4.7	409.0	1.6	1,343.8	49.0
Hebei	16.4	4.5	238.9	1.6	1,009.6	68.5
Sichuan	14.0	3.8	160.5	1.9	738.5	82.1
Liaoning	12.8	3.5	352.9	1.9	800.9	42.2

(1)	As a percentage of the total life insurance premiums in the PRC
(2)	Premiums per capita
(3)	Total premiums as a percentage of the province’s or municipality’s GDP
(4)	Excluding a major group annuity contract, Beijing would have ranked No. 4, with total premiums of approximately RMB23.7 billion.
(5)	Excludes premium, market share, density and penetration data for the city of Shenzhen.

Sources:  China Insurance Yearbook 2006; China Statistical Yearbook 2006

The following table sets forth certain data of the top ten property and casualty insurance markets in 2005. In 2006, we distributed property and casualty insurance products in seven of the top ten property and casualty insurance markets, namely, the municipalities of Shanghai, Beijing and Shenzhen and the provinces of Guangdong, Shandong, Hebei and Sichuan.

	Property and Casualty Insurance
Province/Municipality	Total Premiums	Market Share(1)	Density(2)	Penetration(3)	GDP	Population
	(in billions of RMB)	(%)	(in RMB)	(%)	(in billions of RMB)	(in millions)
Guangdong(4)	11.8	9.6	141.2	0.5	2,236.7	91.9
Jiangsu	9.4	7.6	125.1	0.5	1,830.6	74.8
Zhejiang	8.9	7.2	208.9	0.8	1,343.8	49.0
Shanghai	8.8	7.2	650.3	1.0	915.4	17.8
Shandong	7.2	5.8	95.2	0.5	1,851.7	92.5
Beijing	6.7	5.4	435.4	1.0	688.6	15.4
Hebei	5.4	4.3	78.3	0.5	1,009.6	68.5
Shenzhen	5.0	4.1	605.7	1.0	492.7	8.3
Sichuan	4.9	4.0	55.9	0.7	738.5	82.1
Liaoning	3.9	3.2	108.8	0.6	800.9	42.2

(1)	As a percentage of the total property and casualty insurance premiums in the PRC

(2)	Premiums per capita
(3)	Total premiums as a percentage of the province’s or municipality’s GDP
(4)	Excludes premium, market share, density and penetration data for the city of Shenzhen.

Sources:    China Insurance Yearbook 2006; China Statistical Yearbook 2006; Shenzhen Statistics Bureau

Competitive Landscape

The Chinese insurance industry has been dominated by four insurance companies in recent years:

•	China Life Insurance Company Limited, or China Life, a life insurance company;

•	PICC Property and Casualty Company Limited, or PICC, a property and casualty insurance company;

•	Ping An Insurance (Group) Company of China, Ltd., or Ping An, an insurance holding company that owns both life insurance and property and casualty insurance companies; and

•	China Pacific Insurance (Group) Company, Ltd., or China Pacific, another insurance holding company that owns both life insurance and property and casualty insurance companies.

As more and more new insurance companies, both domestically owned and foreign invested, have been established in recent years, competition among insurance companies has become increasingly intense, and the combined market share of the four major insurance companies has been decreasing. According to data released by the CIRC, the combined life insurance market share of China Life, Ping An Life Insurance Company of China, Ltd., the life insurance subsidiary of Ping An, and China Pacific Life Insurance Company, Ltd., the life insurance subsidiary of China Pacific, was 70.1% in terms of total premiums in 2005, representing a decrease of 4.7 percentage points from the previous year. Similarly, the combined property and casualty insurance market share of PICC, China Pacific Property, the property and casualty insurance subsidiary of China Pacific, and Ping An Property & Casualty Insurance Company of China, Ltd., the property and casualty insurance subsidiary of Ping An, decreased by 7.3 percentage points from the previous year to 72.6% in 2005.

The number of insurance companies operating in the PRC has increased significantly in recent years. According to China Statistical Yearbooks, the number of insurance companies increased from 34 at the end of 2000 to 107 at the end of 2006, representing an increase of 214.7%. In particular, most of the world’s largest insurance companies, such as American International Group, Inc., ING Group, AXA, Assicurazioni Generali, Aviva, Prudential, Allianz, Nippon Life Insurance, MetLife, AEGON and CNP Assurances, have entered the Chinese insurance markets, mostly through joint ventures with local partners. As of June 30, 2007, we maintained business relationships with 16 life insurance companies and 21 property and casualty insurance companies, including all major insurance companies in China.

Distribution Channels

Insurance companies in the PRC historically have relied primarily on individual sales agents and direct sales force to sell their products. The individual sales agents are not employees of the insurance companies. They generally enter into exclusive agency contracts with one insurance company and market and sell insurance products on behalf of that insurance company. As a result of increased competition in recent years, many insurance companies have gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. Moreover, some newly established insurance companies have chosen to focus on product development and rely primarily on insurance agencies and brokerages to distribute their products. The following charts show the percentages of the total premiums by distribution channels for life insurance companies and property and casualty insurance companies, respectively, in 2005.

Life Insurance Companies	Property & Casualty Insurance Companies

(1)	Ancillary-business agencies refer to entities that distribute insurance products as an ancillary business, such as commercial banks, postal offices, automobile dealerships, airlines and railroad companies.

Source:    China Insurance Yearbook 2006

Insurance Intermediaries in the PRC

Overview

Under the CIRC’s classification, insurance intermediaries in the PRC are classified into the following three types:

•	“professional insurance intermediaries,” which refer to independent insurance agencies, brokerages and adjusting companies;

•

“ancillary-business insurance agencies,” which refer to entities that distribute insurance products as an ancillary business, such as commercial banks, postal offices, automobile dealerships, airlines and railroad companies; and

•	“insurance salespersons,” which refer to individual sales agents who have signed agency contracts with insurance companies to sell insurance products on behalf of the insurance companies.

According to the Insurance Intermediary Market Development Report 2006 released by the CIRC, in 2006 insurance companies generated approximately RMB447.8 billion (US$58.8 billion) of premiums through insurance intermediaries, which accounted for approximately 79.4% of total premiums generated in the same year. The following chart demonstrates the percentages of the total premiums generated through various types of insurance intermediaries in 2006.

(1)	Refers to premiums generated other than through insurance intermediaries.

Source:    Insurance Intermediary Market Development Report 2006, released by the CIRC

Professional Insurance Intermediaries

There are three types of professional insurance intermediaries in the PRC: insurance agencies, insurance brokerages and insurance claims adjusting firms. Insurance agencies are entities that have obtained an insurance agency license from the CIRC and engage in the sale of insurance products for, and within the authorization of, insurance companies. The minimum registered capital required to set up an insurance agency is RMB500,000 (US$66,000). Insurance brokerages are entities that have obtained an insurance brokerage license from the CIRC and generally act on behalf the insurance applicants in seeking insurance coverage from insurance companies. Some insurance brokerages also engage in reinsurance brokering and act on behalf of insurance companies in their dealings with reinsurance companies. The minimum registered capital required to set up an insurance brokerage is RMB5.0 million (US$0.7 million). Insurance adjusting firms are entities that have been approved by the CIRC to engage in insurance adjusting activities such as the assessment, survey, authentication and loss estimation.

Since 2003, the CIRC has adopted a routine approval policy, under which it routinely grants insurance intermediary licenses to applicants that meet specified criteria without setting a limit on the number of licenses to be granted. As a result, the number of professional insurance intermediaries has increased substantially since 2003. Although the collective market share of insurance agencies and brokerages is still very small compared with the market shares of the other distribution channels, the total premiums generated by insurance agencies and brokerages have increased significantly in 2005 and 2006 and the first half of 2007, the periods for which the CIRC has published relevant industry data. During the same period, the operating results of insurance agencies and brokerages as a whole also improved significantly. The following tables set forth certain data of insurance agencies and brokerages for the years ended, or as of, December 31, 2005 and 2006 and for the six months ended, or as of, June 30, 2007:

	For the Year Ended December 31, 2005
	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)
		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,313	10.4	91.0	1.0	94.0	(35.7)
Insurance Brokerages	268	10.1	36.0	1.1	54.0	7.7

(1)	As of December 31, 2005

Source:    Insurance Intermediary Market Development Report 2005, released by the CIRC

	For the Year Ended December 31, 2006
	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)
		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,563	12.7	22.0	1.4	37.0	(23.6)
Insurance Brokerages	303	10.7	6.0	1.4	35.0	107.7

(1)	As of December 31, 2006

Source:    Insurance Intermediary Market Development Report 2006, released by the CIRC

	For the Six Months Ended June 30, 2007
	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)
		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,688	9.1	44.1	0.9	42.3	(0.7)
Insurance Brokerages	318	6.5	21.4	0.8	26.5	47.5

(1)	As of June 30, 2007

Source:    Insurance Intermediary Market Development Report for the first half of 2007, released by the CIRC

We believe that there are substantial further growth opportunities in the professional insurance intermediary sector for the following reasons:

•

Chinese insurance industry as a whole has significant growth potential.    As described earlier, we believe that the general factors driving the growth of the Chinese insurance industry as a whole, such as continued economic growth, the resulting wealth creation and changing demographics, will drive continued growth of the Chinese insurance industry. We expect that the insurance intermediary sector will benefit from the overall growth of the Chinese insurance industry.

•

Competition among insurance companies will force expansion of distribution channels.    As the number of PRC insurance companies has increased, competition has intensified, as demonstrated by the gradual deceases in market shares of the top four insurance companies in the past few years. We believe that insurance companies will increasingly partner with professional insurance intermediaries with effective distribution networks in order to increase sales. Moreover, competition may also force some insurance companies to focus on their core competencies such as product development, underwriting and investment management and outsource part of their distribution functions to insurance intermediaries.

•

International practices will increase use of professional insurance intermediaries.    International insurance companies are generally more accustomed to relying on independent insurance intermediaries in distributing their products than PRC domestic insurance companies. An increasing number of international insurance companies have recently entered, or in the future will enter, into the Chinese market. Because they seek to quickly penetrate the market but lack a distribution network and sales force of their own, they tend to rely on professional insurance intermediaries with effective distribution networks for the distribution of their products.

•

Consumer demand will drive the growth of the insurance intermediary sector.    As Chinese consumers become more sophisticated, some will want to compare insurance products and services from different insurance companies before making a purchase decision. Moreover, the proliferation of insurance products offered by an increasing number of insurance companies will cause some consumers to seek independent professional advice. Professional insurance intermediaries that offer insurance products from multiple insurance companies and equipped with well-trained sales personnel, extensive distribution channel and strong brand image are in a unique position to meet these consumer demands.

•

Favorable regulatory environment will benefit professional insurance intermediaries with potential to grow into nation-wide service providers.    In its Insurance Intermediary Market Development Report for the first half of 2007, the CIRC expressed its support for market-driven consolidations among, the establishment of nation-wide service networks by, venture capital and other forms of investment in, and initial public offerings by, professional insurance intermediaries. We believe that this favorable regulatory environment will help firms that already have established an extensive service network to further expand operations and grow into truly nation-wide service providers.

Despite rapid growth in recent years, the professional insurance intermediary sector in the PRC is still at an early stage of development and highly fragmented. According to the Insurance Intermediary Market Development Report 2006 released by the CIRC, as of June 30, 2007, there were 1,688 insurance agencies and 318 insurance brokerages in the PRC. The top 20 insurance agencies in terms of commission revenue accounted for approximately 26.7% of total commission revenue generated by all insurance agencies in the first half of 2007, while the top 20 insurance brokerages in terms of commission revenue accounted for approximately 65.0% of the total commission revenue generated by all insurance brokerages in the first half of 2007. We believe that the large number of independent insurance agencies and brokerages, coupled with the small size of many of these companies, presents substantial opportunities for consolidation.

BUSINESS

Overview

We are a leading independent insurance agency and brokerage company operating in China. With approximately 11,000 sales professionals and approximately 170 sales and service outlets operating in eight provinces as of September 30, 2007, our distribution network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

We began our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our product offerings to other property and casualty insurance products in 2002. Our experience in the life insurance segment is more limited as we only began distributing individual life insurance products in January 2006. We intend to further broaden our service offerings by providing insurance claims adjusting services, such as assessment, survey, authentication and loss estimation, beginning in the fourth quarter of 2007.

As an insurance agency and brokerage company, we do not assume underwriting risks. Instead, we distribute to customers in China insurance products underwritten by domestic and foreign insurance companies operating in China. We also provide certain insurance-related services, such as 24-hour emergency services in select cities, damage assessment and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this prospectus, we have 21 affiliated insurance intermediary companies in the PRC. Seventeen of them are insurance agencies, which act as agents of insurance companies when distributing insurance products to our customers, and the other four are insurance brokerages, which act on behalf of our customers in seeking insurance coverage from insurance companies.

The independent insurance agency and brokerage sector in China is at an early stage of development and highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions, recruitment of experienced and entrepreneurial sales agents and franchising. In particular, we intend to devote significant resources to distributing life insurance products in order to benefit from the recurring fee income they generate and to better capture the significant opportunities presented by China’s rapidly growing life insurance market.

Our business has grown substantially in recent years. Our net revenues increased from RMB 34.0 million in 2004 to RMB 143.7 million in 2005 and to RMB 246.5 million (US$32.4 million) in 2006, representing a compounded annual growth rate, or CAGR, of 169.4% in the three-year period. Our net loss decreased from RMB92.7 million in 2004 to RMB6.7 million in 2005, and we achieved profitability in 2006 with a net income of RMB57.4 million (US$7.5 million). For the six months ended June 30, 2007, our net revenues and net income were RMB172.6 million (US$22.7 million) and RMB58.7 million (US$7.7 million), respectively, representing increases of 61.6% and 142.8%, respectively, from the net revenues and net income for the same period in 2006.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	Leading Position among Professional Insurance Intermediaries in China. We believe we are a leading professional insurance intermediary in China in terms of insurance premiums generated and size of distribution network. According to the Insurance Intermediary Market Development Reports published periodically by the CIRC, four of our affiliated insurance agencies ranked Nos. 3, 11, 14 and 20, respectively, among China’s top 20 insurance agencies in terms of revenue, together accounting for 4.87% of the total revenue of all insurance agencies in China in the first half of 2007, while one of our affiliated insurance brokerages ranked No. 17 among China’s top 20 insurance brokerages in terms of revenue, with 1.12% of the total revenue of all insurance brokerages in China for the same period. Our distribution network of approximately 11,000 sales professionals covers eight provinces, reaching some of the most affluent regions and cities in China. Our leading position allows us to negotiate preferential commission rates from insurance companies, recruit and retain quality sales agents, attract insurance customers, expand into new markets and achieve economies of scale. We believe our leading position also enables us to establish business relationships with a large number of insurance companies and offer a wide variety of insurance products. As of June 30, 2007, we had established business relationships with 40 insurance companies and one reinsurance company operating in China. We believe our leading position will also enable us to take advantage of consolidation opportunities to further expand our network.

•

Scalable Unified Operating Platform.    We have successfully implemented a company-wide, scalable operating platform capable of supporting nation-wide operations. Our operating platform currently consists of the following components:

•	company-wide standardized operating procedures;

•	a commission sharing system;

•	a business process control system;

•	human resources management policies and procedures;

•	a product and technology center, which is responsible for evaluating and selecting insurance products, creating sales plan and providing technical support to our sales force;

•	a training center, as describe in more detail under “—Firm Commitment to Rigorous Training and Development ” below;

•	a service center, which provides certain insurance-related services to our customers as described in more detail under “—Products and Services—Other Services” below; and

•	a branding and marketing department, which is responsible for designing branding and marketing strategies for our company.

We have developed and refined this platform through more than eight years of operations and believe that it is difficult for our competitors, particularly new entrants, to reproduce a similar platform without substantial investment in financial resources, time and operating experience. Because the various systems, policies and procedures of our operating platform can be rolled out quickly as we enter new regions or make acquisitions, we believe we can expand our distribution network rapidly and efficiently while maintaining the quality of our services.

•

Extensive Customer Reach through Distribution Network and Customer Database.    Our distribution network of approximately 11,000 sales professionals operating in eight provinces covers some of the most affluent regions and cities in China. Through this network, we have distributed insurance products to over 200,000 active customers, all registered in our customer database. In addition to our current customers, we have built a database of more than one million individuals who were originally members of our automobile association. We believe that these customers, as likely car owners, represent an attractive potential market for various insurance products we distribute. Using information contained in this database, our telemarketing staff are well-positioned to sell new and renewal policies, provide after-sales support, obtain referrals and seek cross-selling opportunities.

•

Attractive and Differentiated Performance-Based Entrepreneurial Agent Program.    In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a three-month trial period will be formally admitted to our distribution network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to participate in the equity of our business. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. Since the launch of our entrepreneurial program in 2006, we have successfully recruited 24 entrepreneurial agents, who lead 24 sales teams consisting of approximately 1,600 individual sales agents.

•

Dynamic Product Offerings.    We have a proven track record of expanding our product offerings. We began our insurance intermediary business in 1999 by distributing automobile insurance products. In 2002, we began distributing other property and casualty insurance products. In January 2006, we further expanded our product mix to cover life insurance products, which contributed 8.4% of our net revenues in 2006 and 11.3% in the first half of 2007. In the fourth quarter of 2007, we intend to begin offering insurance claims adjusting services such as claims assessments, survey, authentication and loss estimation. We believe our ability to offer an expanding, dynamic product and service mix makes us an attractive distributor for our insurance company partners, and enables us to provide customers with sophisticated, quality service to meet their insurance needs.

•

Firm Commitment to Rigorous Training and Development.    Given the rapid development of new insurance products and the heavy reliance on face-to-face sales efforts in China’s insurance industry, we believe that our strong in-house training program, which covers both product knowledge and sales skills, gives us a competitive edge over the other professional insurance intermediaries and helps us retain our sales force and improve our sales. Our training also emphasizes inculcating in our sales professionals our corporate culture of customer service and commitment to high ethical standards. All of our sales professionals must attend a one-week orientation program when they join and weekly training sessions thereafter. Our team of over 50 training professionals is led by Dr. En Ming Tseng, our vice president, who has over 30 years of life insurance industry experience, and Mr. Mingli Liang, our director of training department, who has over 20 years of insurance industry experience. Before joining us in December 2006, Dr. Tseng was the chief training officer of a major life insurance company in China. Mr. Liang also served as a senior training manager at the same insurance company before joining us at the beginning of 2007.

•

Experienced Management Team.    Our top seven executive officers on average have over ten years of insurance industry experience and are familiar with the insurance intermediary industry in China and the related regulatory environment. Our chairman and chief executive officer, Mr. Yinan Hu, and our president, Mr. Qiuping Lai, founded our company in 1998 and have led us to our current leading position. In addition, since our establishment in 1998, we have recruited, retained and trained over 100 experienced managerial staff, who support our senior management in expanding our operations. All of our senior executive officers and other managerial staff indirectly hold equity interests in our company, which aligns their interests with those of our shareholders.

Our Strategy

Our goal is to become the largest independent insurance agency and brokerage company in China and further develop our nationwide distribution network while delivering superior long-term returns to our shareholders. To achieve this goal, we intend to capitalize on the growth potential of China’s insurance industry and insurance intermediary sector, leverage our competitive strengths and pursue the following elements of our strategy:

Further Expand into the Fast-Growing Life-Insurance Sector While Continuing to Grow Our Property and Casualty Business.    The life insurance sector has grown at a faster pace than the rest of China’s insurance industry in recent years. In addition, life insurance products that require periodic premium payments can generate sustained revenue over an extended period of time. In order to take advantage of the significant growth potential of China’s life issuance market and generate recurring income, we will devote significant resources to growing this business. We intend to actively recruit entrepreneurial agents to help us increase the sales of life insurance products, both within our existing geographic markets and in regions we will enter in the future. We also intend to improve the productivity of individual sales agents through training. In addition, we will leverage our extensive experience and customer base gained over the past eight years to cross-sell life insurance products to our non-life insurance customers. Meanwhile, we intend to continue to grow our property and casualty insurance business as we expand our distribution network.

Further Expand Our Distribution Network Through Selected Acquisitions, Recruitment of Entrepreneurial Agents and Franchising.    The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution network through selected acquisitions of high-quality independent insurance agencies and brokerages. We also have been actively recruiting and will continue to recruit entrepreneurial agents. We believe that these entrepreneurial agents will help us expand our distribution network more quickly. In addition, we intend to start a franchising program to further expand our distribution network. We believe that the franchising program will help us quickly expand our distribution network while allowing us to nurture targets for our future acquisitions.

Further Improve Our Unified Operating Platform to Support Future Growth.    As we grow in size and enter into new regions, we will continue to improve our operating platform by adding new components and improving existing components, including:

•	building a proprietary, unified IT system capable of supporting our nation-wide expansion;

•	building a sales platform on which we introduce new insurance products to our sales agents, who in turn sell the products to our customers;

•	building an online training platform; and

•	unifying branding and marketing efforts.

We believe that further improving our unified operating platform will facilitate centralized management control, timely execution of our corporate strategy and the establishment of a standardized, transparent and integrated business process, from product research to customer service. In addition, we expect our unified platform to evolve into a scalable operation system that will allow us to attract new agents, brokers and direct customers at lower costs and therefore expedite our expansion.

Continue to Strengthen Our Relationships with Leading Insurance Companies.    Currently, most of our business relationships with insurance companies are established and maintained at the local level between our affiliated insurance agencies or brokerages and the local branches of the insurance companies. With our extensive and expanding distribution network, we believe that many opportunities exist for us to forge group-level relationships with insurance companies by entering into master contracts that apply to all of our insurance agencies and brokerages nationwide. In order to achieve this, we will continue to increase our sales volumes, improve our post-sale services to the insured and improve the renewal rate of the insurance policies we sell. Under these master contracts, we may be able to obtain favorable commission rates and exclusive rights to distribute high-margin products or collaborate with our insurance company partners to custom-develop products to suit the needs of our prospective customers.

Expand Our Product and Service Offerings.    As competition among insurance companies in China intensifies, some insurance companies have started to outsource their claim settlement functions to insurance claims adjusting companies. We intend to take advantage of this new trend by adding insurance adjustment to our portfolio of service offerings in the fourth quarter of 2007. We believe that we are well positioned to provide insurance claims adjusting services since we already have been providing certain settlement-related services to our insurance customers and have personnel with relevant expertise in place. As a result of rapid economic growth and accumulation of wealth in the PRC in recent years, we believe there exist substantial growth opportunities for personal wealth management products, such as investment-linked insurance products and mutual fund products. We intend to actively explore these opportunities and expand our product offerings to cover more wealth management products in the future.

Increase the Use of New Distribution Channels.    In China, insurance products traditionally have been sold primarily through face-to-face sales efforts by individual salespersons, but some international insurance companies have recently introduced new distribution methods as they enter China’s insurance market. We have established new distribution channels, such as call centers and Internet websites, to supplement our traditional sales channels and intend to further enhance the effectiveness of these new distribution channels through technological upgrade.

Products and Services

We market and sell to our customers two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by many leading insurance companies in China. In conjunction with distributing automobile insurance products, we also provide certain insurance-related services to our customers on behalf of the insurance companies.

Property and Casualty Insurance Products

We first began distributing automobile insurance policies in 1999 and expanded our product offerings to other property and casualty insurance products in 2002. Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Commissions and fees from property and casualty insurance products accounted for 91.6% and 88.7% of our total commission and fee revenue in 2006 and the six months ended June 30, 2007, respectively. The property and casualty insurance products we distribute, which are primarily underwritten by PICC, Ping An Property, China Pacific Property, Tai Ping Insurance Company Ltd. and Sinosafe Property and Casualty Insurance Co., Ltd., can be further classified into the following categories:

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Automobile Insurance.    Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

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Individual Accident Insurance.    The individual accident insurance products we distribute generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or a shorter period. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

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Commercial Property Insurance.    The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.

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Homeowner Insurance.    The homeowner insurance products we distribute are primarily home mortgage-based insurance policies. Home mortgage-based policies cover damage to mortgaged property caused by a number of standard risks such as fire, flood and explosion. Some policies also provide mortgage repayment protection in the event the policyholder is unable to make mortgage payment due to death or injury.

•	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

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Hull Insurance.    The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

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Liability Insurance.    The liability insurance products we distribute are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party.

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Construction Insurance.    The construction insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction projects in China.

Life Insurance Products

We began offering individual life insurance products in January 2006 with a focus on individual life products with periodic payment schedules. In 2006 and the six months ended June 30, 2007, commissions and fees from life insurance products accounted for 8.4% and 11.3%, respectively, of our total commission and fee revenue. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below.

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Individual Whole Life Insurance.    The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interests is paid upon the death of the insured.

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Individual Term Life Insurance.    The individual term life insurance products we distribute provide insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

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Individual Endowment Life Insurance.    The individual endowment products we distribute generally provide maturity benefits if the insured reaches specified age, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

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Individual Education Annuity.    The individual annuity products we distribute are primarily education related products. They provide annual benefit payments after the insured attains a certain age, e.g., 18, for a fixed time period, e.g., four years, and a lump payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payment of premiums during a pre-determined accumulation period.

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Universal Insurance.    We distribute certain universal insurance products that provide not only insurance coverage but also a minimum guaranteed return on the amount the insured puts into an individual investment account. In return the insured makes periodic payment of premiums over a pre-determined period.

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Individual Health Insurance.    The individual health insurance products we distribute primarily consist of dread disease insurance products, which provide guaranteed benefits for specified dread diseases during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

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Group Life Insurance.    We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we focus significant resources on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distribute are primarily underwritten by AVIVA-COFCO Life Insurance Co., Ltd. and China Life.

Other Services

In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicles licenses and subsequent annual inspections. We maintain 24-hour service hotlines in four major cities in Guangdong, Sichuan and Beijing, our principal markets for automobile insurance products. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customer. We can also provide expedited damage assessment on behalf of some insurance companies. For some of our valuable customers, we can provide a temporary replacement vehicle while the damaged automobile is under repair. In addition, we can assist our customer in filing a claim with the insurance company and assist the insurance company in claim settlement. We are compensated by the insurance companies for certain settlement-related services, such as damage assessment and claim settlement, provided on behalf of insurance companies. In 2006 and the six months ended June 30, 2007, fees from these settlement-related services accounted for 0.4% and 0.1%, respectively, of our net revenues.

Distribution Network and Marketing

Since our establishment in 1998, we have built a distribution network that, as of September 30, 2007, consisted of 17 insurance agencies and four insurance brokerages, with 171 sales and service outlets, over 10,400 registered sales agents and over 500 in-house sales representatives. Our distribution network covers eight provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth some additional information of our distribution network as of September 30, 2007, broken down by provincial markets:

Province	Number of Sales and Service Outlets	Number of In-house Sales Representatives	Number of Sales Agents
Guangdong	23	451	2,007
Beijing	12	50	1,377
Sichuan	30	63	2,012
Fujian	45	—	1,963
Hebei	46	—	2,584
Shandong	5	—	295
Shanghai	6	—	194
Hunan	4	—	62

Total	171	564	10,494

We market and sell property and casualty insurance products directly to the targeted customers through both sales agents, who are not our employees, and our in-house sales representatives. For the marketing and sale of life insurance products, we rely exclusively on the sales agents working on our unified operating platform.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2006 and the six months ended June 30, 2007, no single customer accounted for more than 3% of our net revenues.

Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our telemarketing staff contact potential customers with our target demographics on a regular basis. In addition, we have a database of over 200,000 customers who have bought insurance products from us. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referral and cross-selling opportunities.

Insurance Company Partners

As of June 30, 2007, we had established business relationships with 40 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies and brokerages would enter into different contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies or brokerages and a local branch of an insurance company generally would have no impact on the business relationships between our other insurance agencies and brokerages and the other branches of the same insurance company.

For the year ended December 31, 2006, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, Ping An Property, AVIVA-COFCO Life Insurance Co., Ltd., Tai Ping Insurance Company Ltd. and China Pacific Property. PICC and Ping An Property each accounted for more than 10% of our total commissions and fees in 2006, with PICC accounting for 61% and Ping An Property accounting for 11%. For the six months ended June 30, 2007, our top five insurance company partners, after similar aggregation, were PICC, Ping An Property, China Pacific Property, Yong An Property Insurance Company Limited and AVIVA-COFCO Life Insurance Co., Ltd. PICC and Ping An Property accounted for 47% and 10%, respectively, of our total commissions and fees for the six months ended June 30, 2007.

Employees, Sales Agents and Training

We had 264, 528, 880 and 1,279 employees as of December 31, 2004, 2005 and 2006 and September 30, 2007, respectively. The following table sets forth the number of our employees by function as of September 30, 2007:

	Number of Employees	% of Total
Management and administrative staff	309	24.2
Financial and accounting staff	145	11.3
Sales and marketing staff	564	44.1
Other	261	20.4

Total	1,279	100.0

We had contractual relationships with nil, 2,727, 8,173 and 10,494 sales agents as of December 31, 2004, 2005 and 2006 and September 30, 2007, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

Our sales force, including both sales agents and our in-house sales representatives, is our most valuable asset and is instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training of our sales force. In December 2006, we hired Dr. En Ming Tseng to lead our training efforts. Dr. Tseng has over 30 years of life insurance experience and was the chief training officer of a major insurance company in China before joining us. In early 2007, we hired Mr. Mingli Liang, who has over 20 years of experience in the insurance industry and had been a senior training manager in the same insurance company as Dr. Tseng prior to joining us. At the corporate level, Dr. Tseng, Mr. Liang and a team of dedicated training professionals have developed a company-wide unified training program. They provide training courses to the training staff at our regional insurance agencies and brokerages, who in turn organize training sessions for our sale professionals at the various regional insurance agencies and brokerages. In addition, Dr. Tseng and his team also provide on-site training sessions at our regional insurance agencies and brokerages as needed.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

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Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 4.1% and 4.2% of the total insurance premiums generated in China in 2006 and the first half of 2007, respectively. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, including China Zhonghe Ltd., Cars.cn Ltd. and HuaKang Financial Service Inc.. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

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Insurance companies. Insurance companies that rely on their own sales force to distribute their products. The distribution of individual insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broader range of insurance products underwritten by multiple insurance companies.

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Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

In addition to individual insurance products, we also distribute some commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have three registered trademarks in China, including our corporate logo. Our main website is located at www.cninsure.net.

Facilities

Our headquarters are located in Guangzhou, China, where we lease approximately 1,200 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 13,900 square meters of office space. In 2006 and the six months ended June 30, 2007, our total rental expenses were RMB4.7 million (US$0.6 million) and RMB3.0 million (US$0.4 million), respectively.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. However, we do not believe that our business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which we are involved.

REGULATION

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. The China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

Initial Development of Regulatory Framework

The Chinese Insurance Law was enacted in 1995. The original insurance law, which we refer to as the 1995 Insurance Law, provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 Insurance Law were the following:

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Licensing of insurance companies and insurance intermediaries, such as agencies and brokerages. The 1995 Insurance Law established requirements for minimum registered capital levels, form of organization, qualification of senior management and adequacy of the information systems for insurance companies and insurance agencies and brokerages.

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Separation of property and casualty insurance businesses and life insurance businesses. The 1995 Insurance Law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accident and health insurance businesses on the other, and prohibited insurance companies from engaging in both types of businesses.

•	Regulation of market conduct by participants. The 1995 Insurance Law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokerages.

•	Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the policy terms and premium rates for certain insurance products.

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Financial condition and performance of insurance companies. The 1995 Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.

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Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the People’s Bank of China, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

Establishment of the CIRC and 2002 Amendments to the Insurance Law

China’s insurance regulatory regime was further strengthened with the establishment of the CIRC in 1998. The CIRC was given the mandate to implement reform in the insurance industry, minimize insolvency risk for Chinese insurers and promote the development of the insurance market.

The 1995 Insurance Law was significantly amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

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Authorizing the CIRC to be the insurance supervisory and regulatory body nationwide. The 2002 Insurance Law expressly grants the CIRC the authority to supervise and administer the insurance industry nationwide.

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Expanding the permitted scope of business of property and casualty insurers. Under the 2002 Insurance Law, property and casualty insurance companies may engage in the short-term health insurance and accident insurance businesses upon the CIRC’s approval.

•	Providing additional guidelines for the relationship between insurance companies and insurance agents. The 2002 Insurance Law requires an insurance company to enter into an agent agreement with each insurance agent that will act as an agent for that insurance company. The agent agreement sets forth the rights and obligations of the parties to the agreement as well as other matters pursuant to law. An insurance company is responsible for the acts of its agents when the acts are within the scope authorized by the insurance company.

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Relaxing restrictions on the use of funds by insurance companies. Under the 2002 Insurance Law, an insurance company may use its funds to make equity investments in insurance-related enterprises, such as asset management companies.

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Allowing greater freedom for insurance companies to develop insurance products. The 2002 Insurance Law allowed insurance companies to set their own policy terms and premium rates, subject to the approval of, or a filing with, the CIRC.

The CIRC

The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

•	promulgate regulations applicable to the Chinese insurance industry;

•	investigate insurance companies and insurance intermediaries;

•	establish investment regulations;

•	approve policy terms and premium rates for certain insurance products;

•	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

•	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets; and

•	order the suspension of all or part of an insurance company or an insurance intermediary’s business.

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Administration of Insurance Agencies promulgated by the CIRC on December 1, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (1) a partnership enterprise; (2) a limited liability company; or (3) a joint stock limited company. An insurance agency established as a partnership or limited liability company must have a registered capital or capital contribution of at least RMB500,000. Where it is established as a joint stock limited company, its registered capital must be at least RMB10 million.

An insurance agency may engage in the following insurance agency businesses:

•	selling insurance products on behalf of the insurer principal;

•	collecting insurance premiums on behalf of the insurer principal;

•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•	other business activities specified by the CIRC.

The name of an insurance agency must contain the words “insurance agency.” When an insurance agency changes its registered capital or capital contributions or changes its form of organization, it must report to the CIRC for approval. Personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement must pass a qualification examination for insurance agency practitioners organized by the CIRC and obtain a “Qualification Certificate for Insurance Agency Practitioners.” The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Administration of Insurance Brokerages promulgated by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (1) a partnership; (2) a limited liability company; or (3) a joint stock limited company. An insurance brokerage established as a partnership or limited liability company must have a registered capital or capital contribution of at least RMB5,000,000. Where it is established as a joint stock limited company, its registered capital must be at least RMB10 million.

An insurance brokerage may conduct the following insurance brokering businesses:

•	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants,

•	assisting the insured or the beneficiary to claim compensation;

•	reinsurance brokering business;

•	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•	other business activities specified by the CIRC.

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of two years. An insurance brokerage must report to the CIRC for approval when it (1) changes its registered capital or capital contributions; (2) changes its organizational form; (3) changes its shareholders or partners; or (4) changes its equity structure or proportions of capital contributions. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must pass a qualification examination for insurance brokering practitioners organized by the CIRC and obtain a qualification certificate for insurance brokering practitioners. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

Regulation of Insurance Claims Adjusting Firms

The principal regulation governing insurance adjusting firms is the Provisions on the Administration of Insurance Adjusting Firms issued by the CIRC on November 16, 2001 and effective on January 1, 2002. The term “insurance adjusting firms” refers to an entity that is established in accordance with applicable laws and regulations and upon approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. Upon approval of the CIRC, an insurance adjusting firms may engage in the following businesses:

•	inspecting, appraising the value of and assessing the risks of the subject matter before it is insured;

•	surveying, inspecting, estimating the loss of and adjusting the insured subject matter after loss has been incurred; and

•	other business activities approved by the CIRC.

As with insurance agencies and insurance brokerages, insurance adjusting firms are subject to additional requirements under the Provisions on the Administration of Insurance Adjusting Firms with respect to entity name, minimum capital, organizational form, CIRC approval for certain changes, qualifications for practitioners and senior management personnel.

Regulation of Ancillary-Business Insurance Agencies

The principal regulation governing ancillary-business insurance agencies is the Interim Measures on the Administration of Ancillary-Business Insurance Agency issued by the CIRC on and effective as of August 4, 2000. The term “ancillary-business insurance agencies” refer to entities that are engaged by insurers to handle insurance business on behalf of insurers while concurrently engaging in another non-insurance-related business. Ancillary-business insurance agencies must meet the qualifications requirements set forth in this regulation. Upon reviewing and approving the qualifications of an entity applying to become an ancillary-business insurance agency, the CIRC will issue a “License for Ancillary-Business Insurance Agency,” which will be valid for three years. An ancillary-business insurance agency may only undertake insurance business on behalf of one insurance company, and the scope of the undertaken business is limited to the scope specified in the License for Ancillary-Business Insurance Agency.

Regulation of Insurance Salespersons

The principal regulation governing individual insurance salespersons is the Provisions on the Administration of Insurance Salespersons issued by the CIRC on April 6, 2006 and effective on July 1, 2006. Under this regulation, the term “insurance salesperson” refers to an individual who has acquired a qualification certificate issued by the CIRC, sells insurance products and provides related services for an insurance company and collects fees or commissions. In order to engage in insurance sales activities as an insurance salesperson, a person first must pass the qualification examination for the insurance agency practitioners organized by the CIRC and obtain a “Qualification Certificate of Insurance Agency Practitioners,” which is valid for three years and renewable upon fulfillment of certain requirements. In addition to the qualification certificate, a person also must obtain a “Practice Certificate of Insurance Salespersons” issued by the insurance company to which he or she belongs in order to conduct insurance sales activities. Those who have obtained a “Practicing Certificate of Insurance Agency Practitioner,” “Practicing Certificate of Insurance Brokerage Practitioner” or “Practicing Certificate of Insurance Adjustment Practitioners” are not allowed to obtain a Practice Certificate for Insurance Salespersons. No insurance salesperson may concurrently sign agent agreements with, or act on behalf of, two or more insurance companies.

Content Related to Insurance Industry in the Legal Documents of China’s Accession to the WTO

According to the Circular of the CIRC on Distributing the Content Related to Insurance Industry in the Legal Documents of China’s Accession to the WTO, for the life insurance sector, within three years of China’s accession to the WTO on December 11, 2001, geographical restrictions were to be lifted, equity joint venture companies allowed to provide health insurance, group insurance, and pension/annuity services to Chinese citizens and foreign citizens, and for there to be no other restrictions except those on the proportion of foreign investment (no more than 50%) and establishment conditions. For the non-life insurance sector, within three years of China’s accession, the geographical restrictions were to be lifted and no restrictions allowed other than establishment conditions. For the insurance brokerage sector, within five years of China’s accession, the establishment of wholly foreign-funded subsidiary companies was to be allowed, and no restriction other than establishment conditions and restrictions on business scope.

Regulations on Foreign Exchange

Foreign Currency Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Risk Factors—Risks Related to Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq

Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

On May 29, 2007, the SAFE promulgated the revised operational procedures for the SAFE Circular 75, pursuant to which the offshore investment registration may be handled aggregately by means of trust at competent SAFE bureau for the employee stock ownership plan of an offshore special purpose company. The registration formalities shall be handled for the stock option plan of an offshore special purpose company when handling the registration of the special purpose company and the change formalities of registration shall be handled upon the exercise of such option.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the new regulations remains unclear, our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	the CSRC has jurisdiction over our offering;

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and

•

despite the above, given that we have completed our inbound investment before September 8, 2006, the effective date of the new regulations, an application is not required under the new regulations to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by subsequent rules of the CSRC.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Based on advice of our PRC counsel, we do not intend to seek CSRC’s approval for this offering. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

Regulations on Tax

For a discussion on applicable tax regulations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	42	Chairman and Chief Executive Officer

Qiuping Lai	54	President and Director

David Tang	41	Chief Financial Officer

En Ming Tseng	51	Vice President, Chief Operating Officer and Chair of the Life Insurance Committee

Peng Ge	36	Vice President, General Manager of the Finance and Accounting Department and Director

Chunlin Wang	38	Vice President and Chair of the Property and Casualty Insurance Committee

Chengbin Li	42	Assistant Vice President and General Manager of the Strategic Development Department

Paul Wolansky	51	Director

Shangzhi Wu	56	Director

Stephen Markscheid	53	Independent Director

Allen Warren Lueth	39	Independent Director

Mr. Yinan Hu is our co-founder and has been chairman of our board of directors and our chief executive officer since our inception in 1998. Since March 2002, he also has served as a director of China United Financial Services, a major shareholder of our company. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Mr. Qiuping Lai is our co-founder and has been our president and director since 2004. Since March 2002, he also has served as a director of China United Financial Services, a major shareholder of our company. Mr. Lai has served as chairman of the board of directors of Guangdong Nanfeng Insurance Agency Co., Ltd., one of our first affiliated insurance intermediaries in the PRC, since 2002. From 1998 to 2002, he served as the general manager of Guangdong Nanfeng Automobile Association Co., Ltd., one of our predecessor companies that he co-founded in 1998. From 1994 to 1998, he served as the general manager of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1990 to 1994, Mr. Lai was an instructor of philosophy and later an associate dean of the department of law at Guangdong Institute for Managers in Finance and Trade. Mr. Lai received his bachelor’s degree in philosophy from Jiangxi University in China.

Mr. David Tang is our chief financial officer. Prior to joining our company in February 2007, Mr. Tang was a partner of IIC Capital Ltd., a financial advisory company, in Beijing, China, where he advised various companies on initial public offerings, acquisitions or reorganizations since 2004. From 2003 to 2004, he was the chief financial officer of IRICO Group, a PRC state-owned electronic manufacturing company. Mr. Tang was the vice president of finance of TCL Information Technology Group Limited, a subsidiary of the TCL Group, a large electronic manufacturer in the PRC, from 2001 to 2002 and was responsible for devising the group’s financial strategy. In 2000, he served as chief financial officer and chief operating officer at Chinasoft International, a China-based information technology outsourcing service and software company. From 1998 to 1999, he was an equity research analyst of Merrill Lynch & Co. in New York. Mr. Tang received his bachelor’s degree in computer science from Jersey City State College and his MBA degree from New York University, Stern School of Business.

Dr. En Ming Tseng has been vice president, chief operating officer and chair of the life insurance committee of our company since December 2006. Prior to joining us, he was the chief training officer and executive management committee member of Taikang Life Insurance Company Limited, a top five life insurance company in China, from 2003 to 2006. From 1990 to 2002, Dr. Tseng was employed by Insurance Marketing Group, where he served as the publisher of Advisers and Insurance Marketing magazines in Taiwan, two Chinese-language magazines focusing on life insurance and financial services consultancy. During the same period, he served as general manager at Insurance Marketing Management Consulting Corp., a subsidiary of Insurance Marketing Group. From 1977 to 1990, he served at various positions, including as manager of the business development department of Cathay Life Insurance Co., Ltd., the largest insurance company in Taiwan. Dr. Tseng received an MBA from Bloomsburg University of Pennsylvania and a Ph.D. degree in vocational training from University of Northern Iowa.

Mr. Peng Ge has been vice president and general manager of the finance and accounting department of our company since 2005 and has been a director since August 2007. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge served as a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.

Mr. Chunlin Wang has been vice president and chair of the property and casualty insurance committee of our company since January 2007. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng Insurance Agency Co., Ltd., one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

Mr. Chengbin Li has been assistant vice president and the general manager of the strategic development department of our company since August 2006. From 2000 to August 2006, Mr. Li served as the general manager or vice general manager of various insurance agencies or financial services firms controlled by our company or China United Financial Services. Mr. Li received a bachelor’s degree in business from Jilin University of Agriculture in China.

Mr. Paul Wolansky has been our director since June 2004. He also has served as a director of China United Financial Services, a major shareholder of our company, since July 2001. Since 1993, he has served as the chief executive officer of New China Management Corp, Ltd., the investment manager for Cathay Investment Fund, Ltd, which owns 100% of the total outstanding shares of Cathay Auto Services Limited, a major shareholder of our company. From 1993 to May 2007, Mr. Wolansky served as a director of various portfolio companies in the greater China area, including China Resources Land Limited, a property development company, Warderly International Holdings Limited, a home appliances manufacturer, China Yuchai International Ltd., a diesel engine manufacturer, and Wuxi Little Swan Co. Ltd., a home appliances manufacturer. Mr. Wolansky received a Bachelor of Arts degree from Amherst College and a J.D. degree from Harvard Law School.

Dr. Shangzhi Wu has been our director since December 2005. He has served as chairman and managing partner of CDH China Management Company Limited, or CDH, since 2005. Prior to that, he served as director and managing director of CDH China Holdings Management Company Limited from 2002 to 2005. Dr. Wu is the founding partner of CDH of which he has served as president since its inception in 2002. CDH is an international private equity fund manager with more than US$2 billion of committed capital under management and with a focus on investments in China’s leading companies. From 1995 to 2002, Dr. Wu worked for China International Capital Corporation Ltd., or CICC, serving as the Head of the Direct Investment Department beginning in 1996. Dr. Wu became a managing director in 1999 and served as a member of CICC’s Management Committee between 2000 and 2002. From 1993 to 1995, he was a managing director at Beijing Copia Consulting Company, a business consulting firm. From 1991 to 1993, he was a Senior Investment Officer at the International Finance Corporation. From 1984 to 1991, he worked for the World Bank as an Operations Officer and Senior Operations Officer. Dr. Wu received his Ph.D. in Mechanical Engineering and a master’s degree in Management of Technology from Massachusetts Institute of Technology.

Mr. Stephen Markscheid has been our independent director since August 2007. Since 2006, Mr. Markscheid has served as the chief executive officer of HuaMei Capital Company, Inc., an investment bank based in the United States that is focused on intermediating capital flows between the United States and China. Between 2003 and 2006, Mr. Markscheid was Senior Vice President for Global Risk at GE Healthcare Financial Services, and during 2001 and 2002, he was the Director of Business Development at GE China in Beijing. Mr. Markscheid has over 20 years of experience as a corporate finance professional specializing in mergers and acquisitions, strategic investments, joint ventures and new business development in emerging markets. Mr. Markscheid received his bachelor’s degree from Princeton University, a master’s degree from Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Since 2005, Mr. Lueth has served as the chief financial officer of Zuellig Pharma China, a private company focused on pharmaceutical distribution, in Shanghai. From 1998 to 2004, Mr. Lueth worked at GE Consumer Finance, first in Taiwan as Manager, then Chief Financial Officer, and then General Manager, and later in Shanghai as the Representative for China. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his Bachelor of Science in Business degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

Employment Agreements

Each of our executive officers has entered into an employment agreement with us. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or the relevant executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of our board of directors and of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter.

Indemnification Agreements

Upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Allen Lueth, Stephen Markscheid and Peng Ge. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee.    Our compensation committee consists of Allen Lueth, Stephen Markscheid and Shangzhi Wu. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

•	approving and overseeing the total compensation package for our executives other than the chief executive officer;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consists of Allen Lueth, Stephen Markscheid and Qiuping Lai. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•

identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or being absent from Board meetings without special leave of absence for six consecutive months, a director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB663,250 (US$87,132), and the aggregate cash compensation to our non-executive directors was nil. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Incentives

Historical Option Grants

In July 2004, CISG granted options to purchase a total of 12,357 ordinary shares of CISG to two executive officers: Mr. Yinan Hu and Mr. Qiuping Lai. In December 2004, CISG issued 12,357 ordinary shares to Kingsford Resources Limited, a British Virgin Islands company controlled by Mr. Hu and Mr. Lai, upon their exercise of the management options granted in July 2004. The exercise price was RMB0.1 per share, the par value of the CISG ordinary shares.

In January 2006, CISG adopted a 2006 share option plan and granted options to purchase 3,421 ordinary shares, or 5% of its total number of outstanding shares on a fully diluted basis, to 14 employees, including four executive officers: Messrs. Yinan Hu, Qiuping Lai, Peng Ge and Chunlin Wang. The exercise price of these options was RMB8,741 per share, which was equal to the per-share price paid by CDH Inservice Limited in our private placement completed in December 2005. The options vested fully on December 31, 2006, after the vesting requirements set forth in the 2006 plan were satisfied, including the achievement of certain financial target in 2006 by CISG. In July 2007, CISG issued 3,421 ordinary shares to the 14 individuals upon their full exercise of the options granted under the 2006 plan.

In February 2007, CISG granted to Mr. David Tang, our chief financial officer, options to purchase 0.8% of the total number of outstanding shares of CISG on a fully diluted basis. Forty percent of the options vest upon his appointment and 30% on each of the first and second anniversaries of his appointment, and are exercisable at RMB2.3214, per share, equal to the fair value of CISG shares as of January 31, 2007 determined by our management with the assistance of a third-party independent appraiser. In August 2007, Mr. Tang’s options to purchase CISG shares were converted to options to purchase 5,473,684 ordinary shares of our company at a 1 to 10,000 ratio after we completed our restructuring.

2007 Share Incentive Plan

In August 2007, our board of directors and shareholders adopted our 2007 share incentive plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We reserved 10% of our then outstanding ordinary shares for issuance under our 2007 share incentive plan.

In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price equal to the offering price per ordinary share in this offering. Our future option grants will be made pursuant to our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

Types of Awards.    The types of awards we may grant under our 2007 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2007 share incentive plan will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility.    We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration.    The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan. However, awards made to our independent directors must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement.    Awards granted under our 2007 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions.    The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards.    In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$ 100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination.    Our board of directors may at any time amend, suspend or terminate the 2007 plan. Amendments to the 2007 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	other selling shareholders.

The calculations in the table below assume there are 684,210,526 ordinary shares outstanding as of the date of this prospectus and 877,210,526 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers*:
Yinan Hu(1)	389,978,075	57.0	14,000,000	2.0	375,978,075	42.9
Qiuping Lai(2)	181,778,395	26.6	14,000,000	2.0	167,778,395	19.1
David Tang(3)	2,189,473	0.3	—	—	2,189,473	0.2
En Ming Tseng(4)	—	—	—	—	—	—
Peng Ge(5)	—	—	—	—	—	—
Chunlin Wang(6)	—	—	—	—	—	—
Chengbin Li(7)	—	—	—	—	—	—
Paul Wolansky(8)	288,283,840	42.1	—	—	288,283,840	32.9
Shangzhi Wu(9)	171,600,000	25.1	—	—	171,600,000	19.6

All Directors and Executive Officers as a Group	643,851,708	93.8	14,000,000	2.0	629,851,708	71.8

Principal and Selling Shareholders:
Cathay Auto Services Limited(10)	288,283,840	42.1	—	—	288,283,840	32.9
China United Financial Services Holdings Limited(11)	208,199,680	30.4	—	—	208,199,680	23.7
CAA Holdings Company Limited(12)	208,199,680	30.4	—	—	208,199,680	23.7
Kingsford Resources Limited(13)	181,778,395	26.6	14,000,000	2.0	167,778,395	19.1
CDH Inservice Limited(14)	171,600,000	25.1	—	—	171,600,000	19.6
Gifted Time Investments Limited(15)	20,165,498	2.9	20,165,498	2.9	—	—
Super Able Investments Limited(16)	22,382,793	2.6	5,716,126	0.7	—	—

*	Except for Messrs. Wolansky and Wu, the business address of our directors and executive officers is c/o 19/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.
(1)

Includes 208,199,680 ordinary shares of our company held by China United Financial Services, an international business company incorporated in the British Virgin Islands, and 181,778,395 ordinary shares of our company held by Kingsford Resources Limited, or Kingsford Resources, an international business company incorporated in the British Virgin Islands. Approximately 58.5% of the total outstanding shares of China United Financial Services are held by CAA Holdings Company Limited, or CAA Holdings, an international business company incorporated in the British Virgin Islands. Mr. Hu is the sole director and holds approximately 50.6% of the total outstanding shares of CAA Holdings. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments Limited, or High Rank Investments, an international business company incorporated in the British Virgin Islands. Mr. Hu holds approximately 76.1% of the total outstanding shares of High Rank Investments. Mr. Hu disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(2)

Includes 181,778,395 ordinary shares of our company held by Kingsford Resources. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments. Mr. Lai holds approximately 23.9% of the total outstanding shares of High Rank Investment. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(3)	Includes 2,189,473 ordinary shares issuable upon exercise of options held by Mr. Tang that are exercisable within 60 days after the date of this prospectus.
(4)

Mr. Tseng holds approximately 11.2% of the total outstanding shares of Better Rise Investments Limited, or Better Rise Investments, an international business company incorporated in the British Virgin Islands. Better Rise Investments owns approximately 4.9% of Kingsford Resources. Therefore, Mr. Tseng may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 1,007,616 ordinary shares of our company. Mr. Tseng disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)

Mr. Ge holds approximately 3.6% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 4,424,940 ordinary shares of our company. In addition, Mr. Ge holds approximately 38.3% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,436,316 ordinary shares of our company. Mr. Ge disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(6)

Mr. Wang holds approximately 0.2% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 286,698 ordinary shares of our company. In addition, Mr. Wang holds approximately 40.9% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,669,300 ordinary shares of our company. Mr. Wang disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(7)

Mr. Li holds approximately 0.2% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 273,933 ordinary shares of our company. In addition, Mr. Li holds approximately 9.5% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 855,144 ordinary shares of our company. Mr. Li disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(8)

Includes 208,199,680 ordinary shares of our company held by China United Financial Services and 80,084,160 ordinary shares held by Cathay Auto Services Limited, or Cathay Auto, a company incorporated in the British Virgin Islands. Approximately 38.7% of the total outstanding shares of China United Financial Services are held by Cathay Auto. Through a subscription and shareholders agreement dated July 14, 2001, Cathay Auto and CAA Holdings share voting and investment powers through the board of directors of China United Financial Services with respect to our ordinary shares held by China United Financial Services. Mr. Wolansky is the chief executive officer of New China Management Corp., the investment manager for Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, which owns 100% of Cathay Auto. Mr. Wolansky disclaims beneficial ownership of all of our shares held by China United Financial Services and Cathay Auto except to the extent of his pecuniary interest therein. The business address of Mr. Wolansky is c/o New China Management Corporation, One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(9)

Includes 171,600,000 ordinary shares held by CDH Inservice Limited, or CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are wholly owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, 2601, 26th Floor, Lippo Centre Tower 2, 89 Queensway, Admiralty, Hong Kong.

(10)

Includes 208,199,680 ordinary shares of our company held by China United Financial Services and 80,084,160 ordinary shares held by Cathay Auto. Approximately 38.7% of the total outstanding shares of China United Financial Services are held by Cathay Auto. Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Management Corp., a company incorporated under the laws of Delaware, is the investment manager for Cathay Investment Fund, Ltd. and has the power to direct Cathay Investment Fund as to the voting and disposition of shares directly and indirectly held by Cathay Investment Fund, Ltd. The voting and investment decisions for shares beneficially owned by Cathay Investment Fund are made by Mr. Paul Wolansky. Cathay Auto disclaims beneficial ownership of all of our shares held by China United Financial Services except to the extent of its pecuniary interest therein. Cathay Investment Fund, Ltd. and Mr. Paul Wolansky disclaim beneficial ownership of all of our shares held by China United Financial Services and Cathay Auto except to the extent of their respective pecuniary interest therein. The business address of Cathay Auto is c/o New China Management Corporation, One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(11)

Includes 208,199,680 ordinary shares held by China United Financial Services. Approximately 58.5% and 38.7% of the total outstanding shares of China United Financial Services are held by CAA Holdings and Cathay Auto, respectively. Through a subscription and shareholders agreement dated July 14, 2001, Cathay Auto and CAA Holdings share voting and investment powers through the board of directors of China United Financial Services with respect to shares held by China United Financial Services. The registered address of China United Financial Services is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)

Includes 208,199,680 ordinary shares held by China United Financial Services. Approximately 58.5% of the total outstanding shares of China United Financial Services are held by CAA Holdings. Approximately 50.6% of the total outstanding shares of CAA Holdings are held by Mr. Yinan Hu, our chairman and chief executive officer. The remaining 49.4% of the total outstanding shares of CAA Holdings are held by 143 other individuals, who are officers, employees and former directors of our company and independent third party investors. The registered address of China United Financial Services is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)

Includes 181,778,395 ordinary shares held by Kingsford Resources. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 76.1% owned by Mr. Yinan Hu, our chairman and chief executive officer, and 23.9% owned by Mr. Qiuping Lai, our president. The remaining 4.9% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments Limited, which is owned by four of our executive officers: Mr. En Ming

Tseng, with 11.2%, Mr. Peng Ge, with 38.3%, Mr. Chunlin Wang, with 40.9%, and Mr. Chengbin Li, with 9.5%. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. After the completion of this offering, Qiuping Lai will receive all the proceeds from the sale of shares in our company by Kingsford Resources Limited.

(14)

Includes 171,600,000 ordinary shares held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are wholly owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(15)

Gifted Time Investments Limited, or Gifted Time, is a British Virgin Islands company collectively owned and controlled by 22 individual shareholders who are currently our non-executive employees. These individuals formerly were shareholders of Kingsford Resources. Gifted Time was established in May 2007 to hold shares in Kingsford Resources for these individuals. After we restructured our company in July 2007, Gifted Time held our ordinary shares directly, separate from those executives and directors of ours who were shareholders of Kingsford Resources. The registered address of Gifted Time is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. We have been advised by Gifted Time that Gifted Time, together with Super Able Investments Limited, intends to enter into an agreement before the completion of this offering to purchase shares of CAA Holdings from certain shareholders of CAA Holdings, consisting of 55 non-executive employees of our company, two former directors of our company and 81 independent third party investors, using all of the net proceeds it receives from this offering, after the expiration of the 180-day lockup period. Under the terms of such agreement, the per share purchase price for the CAA Holdings shares will be the initial public offering price of our ADSs in this offering less underwriters’ discounts and commissions, as adjusted to reflect the ratio of 20 ordinary shares to one ADS, multiplied by 2.0810, which is the number of our ordinary shares that each CAA Holdings share represents. The CAA Holdings shares to be sold by the 55 non-executive employees will represent approximately 13.3 million ordinary shares of our company that these non-executive employees beneficially own and indirectly hold through CAA Holdings.

(16)

Super Able Investments Limited, or Super Able, is a British Virgin Islands company collectively owned and controlled by 22 individual shareholders, six of whom are currently our non-executive employees and 16 of whom were formerly our non-executive employees. These individuals formerly were shareholders of Kingsford Resources. Super Able was established in May 2007 to hold shares in Kingsford Resources for these individuals. After we restructured our company in July 2007, Super Able held our ordinary shares directly, separate from those executives and directors of ours who were shareholders of Kingsford Resources. The registered address of Super Able is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. In October 2007, Super Able entered into a purchase agreement with Cephei Investment Holding Limited, or Cephei, to sell up to US$10.0 million worth of ordinary shares of our company at the per share price of this offering. The purchase is conditional upon, among others, the closing of this offering. Super Able plans to sell in this offering whatever ordinary shares of our company that it holds after the sales to Cephei. In calculating the number of ordinary shares that Super Able will sell in this offering, we have assumed that the offering price is US$12.00 per ADS (the midpoint of the estimated offering price range per ADS for this offering on the cover page of this prospectus). If the final offering price is higher or lower than this estimated offering price, the number of ordinary shares that Super Able will sell in this offering will increase or decrease accordingly. We have been advised by Super Able that Super Able, together with Gifted Time, intends to enter into an agreement before the completion of this offering to purchase shares of CAA Holdings from certain shareholders of CAA Holdings, consisting of 55 non-executive employees of our company, two former directors of our company and 81 independent third party investors, using all of the net proceeds it receives from the sale to Cephei and from this offering, after the expiration of the 180-day lockup period. Under the terms of such agreement, the per share purchase price for the CAA Holdings shares will be the initial public offering price of our ADSs in this offering less underwriters’ discounts and commissions, as adjusted to reflect the ratio of 20 ordinary shares to one ADS, multiplied by 2.0810, which is the number of our ordinary shares that each CAA Holdings share represents. The CAA Holdings shares to be sold by the 55 non-executive employees will represent approximately 13.3 million ordinary shares of our company that these non-executive employees beneficially own and indirectly hold through CAA Holdings.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our PRC Affiliated Entities, Their Shareholders and Their Subsidiaries

PRC laws and regulations restrict foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, the shareholders of two affiliated companies, Meidiya Investment and Yihe Investment, and the subsidiaries of Meidiya Investment and Yihe Investment. For a description of these contractual arrangements, see “Corporate Structure—Our Corporate Structure and Contractual Arrangements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances—Ordinary Shares.”

Shareholders Agreement

In connection with the private placement of 17,160 CISG ordinary shares with CDH Inservice Limited in December 2005, CISG, its registered shareholders and some of its beneficial owners, including Mr. Yinan Hu, our chairman and chief executive officer, and Mr. Qiuping Lai, our president, entered into a shareholders agreement. This agreement provides that our board of directors will consist of seven directors, including two directors designated by CDH Inservice Limited. Our shareholders have certain rights with respect to any proposed share transfers by any of our shareholders, including the right of first refusal with respect to any share transfers by other shareholders. Under this agreement, we are required to obtain the consent of at least four directors to take certain actions, including the issuance of any shares in any member of our group, any action which may breach, vary or modify the terms of this agreement, any commitment to capital expenditures in excess of RMB5 million, and any change in the size of our board of directors. Of the four directors whose consent is required for certain corporate actions, at least three must have been appointed by Cathay Auto Services Limited, CDH Inservice Limited and CAA Holdings Company Limited, respectively.

Under this agreement, we have granted certain of our shareholders customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.”

Upon completion of our restructuring in July 2007 in preparation for this offering, we and our existing shareholders entered into a new shareholders agreement, which replaced the December 2005 shareholders agreement. The new shareholders agreement is substantially similar to the December 2005 shareholders agreement. Except for the provisions relating to registration rights, the new shareholders agreement will terminate upon the completion of this offering.

Transactions with Certain Officers

In 2005, we extended personal loans of RMB12.2 million and RMB4.8 million to Mr. Yinan Hu, our chairman and chief executive officer, and Mr. Qiuping Lai, our president, respectively. These loans were unsecured, interest-free and repayable on demand. As of December 31, 2005 and 2006, the total outstanding amount of these loans were RMB17.0 million and RMB17.3 million (US$2.3 million), respectively. Messrs. Hu and Lai repaid these loans in March 2007.

In 2006, we extended a short-term loan of RMB32.0 million (US$4.2 million) to Guangdong Nanfeng Enterprise Co., Ltd., an entity controlled by Mr. Yinan Hu and Mr. Qiuping Lai. The loan, which was unsecured, interest-free and payable on demand, was fully repaid in June 2007.

In 2005, we extended a loan to China United Financial Services, which in turn extended the loan to Mr. Qiuping Lai. As of December 31, 2005, the total outstanding amount of the loan was RMB1.0 million. The loan was repaid in 2006.

As of June 30, 2007, we received an advance payment from one of the directors of RMB7.8 million (US$1.0 million) for the exercise of stock options granted in 2006 which was pending for the approval of our board of directors.

We do not intend to extend loans to related parties in the future.

Transactions with China United Financial Services

From time to time, we advanced funds to the subsidiaries of China United Financial Services, formerly the parent company of CISG and presently a principal shareholder of our company, for working capital purposes. As of December 31, 2005 and 2006, the total outstanding amount of these advances was RMB50.2 million and RMB27.0 million (US$3.5 million), respectively. Most of these advances were unsecured, interest-free and repayable on demand, except for a short-term loan of RMB15.0 million (US$2.0 million) extended to a subsidiary of China United Financial Services in December 2006. That loan, which was repaid in March 2007, had a term of three months and bears interests at 1.71% per year. During the year ended December 31, 2006 and the six months ended June 30, 2007, we received RMB3,000 (US$394) and RMB61,000 (US$8,014), respectively, of interest payment on that loan. The remaining amounts of the advances were repaid in June 2007. We do not intend to make advances to related parties in the future.

Certain subsidiaries of China United Financial Services advanced funds to some of our subsidiaries for working capital purposes. As of December 31, 2005, December 31, 2006 and June 30, 2007, the total outstanding amount of these advances was RMB7.6 million, RMB0.7 million (US$0.1 million) and RMB60,000 (US$7,882), respectively. We do not intend to incur similar debt in the future.

A subsidiary of China United Financial Services, Beijing Dongfang Wenhua Consulting Co., Ltd., provided customer origination services to us and earned consulting fees totaling RMB4.5 million (US$0.6 million) in 2006.

Transactions with Minority Shareholders of Our Affiliated Entities

Through Yihe Investment, our affiliated entity, we acquired majority interests in Xintai Agency and Anxin Agency, two PRC insurance agencies, in 2006. As of December 31, 2006, we still had not paid the full purchase price for those acquisitions. The total amount outstanding was RMB2.6 million (US$0.3 million) and RMB20,000 (US$2,627) as of December 31, 2006 and June 30, 2007, respectively, which is interest-free and payable on demand.

We extended personal loans to minority shareholders of several affiliated insurance agencies in 2006. As of December 31, 2006 and June 30, 2007, the outstanding amount of these loans was RMB2.7 million (US$0.3 million) and RMB1.4 million (US$183,920), respectively.

Transactions with CDH Inservice Limited

One of our shareholders, CDH Inservice Limited, extended foreign currency loans to us in 2005 and 2006 for the payment of certain professional fees. As of December 31, 2005 and 2006, the total outstanding amount of the loans was RMB292,000 and RMB369,000 (US$48,000), respectively and the loan has been repaid in 2007. We do not intend to incur additional loans of this nature in the future.

Share Options

See “Management—Share Incentives.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 1,000,000,000 shares, with a par value of US$0.001 each. As of the date of this prospectus, there are 684,210,526 ordinary shares issued and outstanding.

Upon completion of this offering, we will adopt an amended and restated memorandum and articles of association. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon completion of this offering.

Ordinary Shares

General

Our authorized share capital consists of 10,000,000,000 shares, with a par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of our voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares

In June 2004, as part of its corporate restructuring, China United Financial Services established CISG to hold its insurance agency and brokerage businesses. CISG issued 20,820 ordinary shares to China United Financial Services for an aggregate price of (i) RMB10.0 million and (ii) all of its rights and interests in certain agreements that established its control of five PRC insurance intermediary companies. Concurrently, CISG issued 8,008 ordinary shares to Cathay Auto Services Limited for an aggregate price of RMB25.0 million.

In December 2004, CISG issued 12,357 ordinary shares to Kingsford Resources Limited, a British Virgin Islands company controlled by Mr. Yinan Hu, our chairman and chief executive officer, and Mr. Qiuping Lai, our president., upon their exercise of certain management options granted in 2004. The exercise price was RMB0.1 per share, the par value of the CISG ordinary shares.

In January 2005, CISG issued 6,655 ordinary shares to Kingsford at par value, originally for acquisition purposes. Under the original plan, Kingsford shareholders were to transfer some of their Kingsford shares as consideration for the proposed acquisitions of several insurance intermediary companies in the PRC. The proposed acquisitions did not go through. The board of directors of CISG decided to have Kingsford retain the 6,655 shares in consideration for the effort by the senior management of CISG in completing other acquisitions.

In December 2005, CISG issued an aggregate of 17,160 ordinary shares to CDH Inservice Limited at an aggregate price of US$18,633,540.37 (being the agreed equivalent of RMB150 million).

In July 2007, CISG issued 3,421 ordinary shares, or 5% of its total number of outstanding shares on a fully diluted basis, to 14 management staff, upon their exercise of certain management options granted in January 2006. The exercise price was RMB8,741 per share, equal to the per-share price paid by CDH Inservice Limited in the private placement in December 2005. Among the 14 individuals who exercised their options were four executive officers: Mr. Yinan Hu, Mr. Qiuping Lai, Mr. Peng Ge, our vice president and finance and accounting manager, and Mr. Chunlin Wang, our vice president and chairman of the property and casualty insurance committee. Subsequently, Mr. Lai sold 3,205,264 (after the effect of 10,000-for-1 share exchange) shares to Mr. Yinan Hu and five other employees. See note 21 to the consolidated financial statements included elsewhere in this prospectus.

In July 2007, as part of our reorganization in anticipation of our initial public offering, we issued a total of 684,210,526 ordinary shares to then the existing shareholders of CISG in exchange for all the CISG shares held by those shareholders on a one-for-10,000 basis.

Option Grants

See “Management—Share Incentives.”

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made. Such shareholders or creditors must in addition represent three-fourths (3/4) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a business person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction were thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of United States corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of the shares. However, appraisal rights would also not be available to shareholders of a Delaware target in a business combination transaction if the shares of the target were listed on a national securities exchange and target shareholders receive only shares of a corporation that are also listed on a national securities exchange.

Shareholders’ Suits.    A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. Our Cayman Islands counsel, Maples and Calder, is not aware of any reported class action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in the United States courts pursuant to an alleged violation of the United States securities laws. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained);

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed, except in limited circumstances, only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records.    Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

We and certain of our shareholders entered into a shareholders agreement in December 2005 with CDH Inservice Limited in connection with our private placement with CDH Inservice Limited. Upon completion of our restructuring in July 2007 in preparation for this offering, we and our existing shareholders entered into a new shareholders agreement, which replaced the December 2005 shareholders agreement. The new shareholders agreement is substantially similar to the December 2005 shareholders agreement. Set forth below is a description of the registration rights granted under the new shareholders agreement.

Demand Registration Rights

At any time commencing the earlier of six months after this offering and the third anniversary of the shareholders agreement, CDH, Cathay Capital Group or holders of a majority of our registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of their securities. However, we are not obligated to effect any such demand registration if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if the shareholders requesting such registration had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed. We are not obligated to effect more than one such demand registration for each of CDH, Cathay Capital Group and holders of a majority of our registrable securities then outstanding.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities, other than pursuant to a F-3 registration statement or the shareholders’ demand registration rights or other than relating to a share option plan or a corporate reorganization, we must offer all holders of our registrable securities of the opportunity to include their securities in the registration statement. Registrations pursuant to such piggyback registration are not deemed demand registrations.

Form F-3 Registration Rights

At any time after the first anniversary of the shareholders agreement, CDH, Cathay Capital Group or any holder or holders of a majority of our registrable securities then outstanding have the right to request we file a registration statement under Form F-3 or S-3 covering the offer and sale of their securities. However, we are not obligated to effect any such registration if, among other things, Form S-3 or F-3 is not available for such offering by the shareholders, or the aggregate amount of securities to be sold under the registration statement is less than US$1 million, or we have, within the six month period preceding the demand, already effected a registration under the Securities Act, or in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form S-3 or Form F-3 registration statement to be filed. Such requests for registrations are not counted as demand registrations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or F-3 registrations, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.

Additional Registration Rights Agreement

In October 2007, Cephei Investment Holding Limited, or Cephei, purchased ordinary shares of our company from Super Able Investments Limited, one of the parties to the shareholders agreement discussed above. The purchase is conditional upon the closing of this offering. Cephei will not become a party to the new shareholders agreement. However, in connection with the purchase, we granted piggyback registration rights to Cephei pursuant to a separate registration rights agreement which would allow Cephei, subject to certain exceptions, to include their securities in a registration statement that we propose to file for a public offering of our securities. We will pay all expenses relating to such piggyback registration, except that Cephei shall bear the expenses of any broker’s commission or underwriter’s discount or commission relating to registration and sale of its securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis,

(2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations and public relations expenses, exchange application and listing fees, accountants’ fees in relation to our annual report filings with the SEC and other bona fide ADR program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the depositary does not pay or forward to us any service fees that are charged by the depositary to holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us for reimbursements because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit. None of the depositary, the custodian or our company shall be liable for the failure by any holder or beneficial owner of ADSs or ordinary shares to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. The depositary and our company shall not incur any liability for any tax consequences that may be incurred by holders and beneficial owners of ADSs or ordinary shares on account of their ownership of ordinary shares, ADRs or ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands (but in any event within five business days of the depositary’s demand therefor).

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 11,644,080 ADSs representing approximately 26.5% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers and directors and principal shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our restricted ordinary shares for at least one year is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 87,721,053 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the ordinary shares underlying the ADSs. See “Description of American Depositary Shares—Voting Rights.” If you are not properly treated as the beneficial owner of the ordinary shares represented by the ADSs and as a result dividends received are not characterized as such, the lower capital gains rate with respect to qualified dividend income (discussed below) will not be available.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as foreign source ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to noncorporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. It is expected that our ADSs, upon listing on the Nasdaq Global Market (but not our ordinary shares), will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

Based on the estimated value of our company and current and anticipated operations and composition of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets, as determined by estimates of the price of our ordinary shares prior to our listing on the Nasdaq Global Market, and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for 2007 will not be determinable until after the close of the 2007 taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status generally will be determined based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Moreover, it is not entirely clear how our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries will be treated for purposes of PFIC rules. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC can make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the

Nasdaq Global Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc is acting as representative, have agreed to purchase, severally, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
William Blair & Company, L.L.C.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Piper Jaffray & Co.

11,644,080

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of US$             an ADS to other underwriters or to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,746,612 ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be approximately US$             million, the total underwriting discounts and commissions would be approximately US$             million, the total proceeds to us (before expenses) would be approximately US$             million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table sets forth the per-ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
Underwriting Discounts and Commissions to Be Paid By	No Exercise	Full Exercise	No Exercise	Full Exercise
CNinsure Inc.	US$	US$	US$	US$
Selling shareholders	US$	US$	US$	US$

The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representative and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Total expenses for this offering are estimated to be approximately US$6.0 million, including SEC registration fees of US$5,649, FINRA filing fees of US$18,900, Nasdaq Global Market listing fees of US$100,000, printing expenses of approximately US$350,000, legal fees of approximately US$1.9 million, accounting fees of approximately US$2.2 million, and roadshow costs and expenses of approximately US$500,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and Nasdaq Global Market listing.

In addition, we have agreed to reimburse up to US$1.3 million of the legal expenses and the marketing costs and expenses incurred by the underwriters in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “CISG.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters in this offering;

•

the issuance by us of ordinary shares issuable upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; and

•	the issuance by us of ordinary shares in connection with any vested options awarded under our 2007 share option plan.

Each of the selling shareholders and our directors, executive officers and other existing shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs.

In addition, we have agreed not to facilitate any conversion or exchange of our ordinary shares into ADSs for 180 days after the date of this prospectus without prior written consent of Morgan Stanley & Co. International plc. In that connection, we will instruct the depositary in writing not to accept any deposit of our ordinary shares against the issuance of ADSs for 180 days after the date of this prospectus.

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters have provided to us investment banking services in connection with and leading up to this initial public offering, and may, from time to time in the future, continue to provide investment banking and other financial advisory services to us for which they will receive customary fees and commissions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, England.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. Other than the prospectus in electronic format, the information on the websites of the underwriters is not part of this prospectus. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders.

Pricing of the Offering

Prior to this offering, there has been no public market for the American Depositary Shares. The initial public offering price is determined by negotiations between us and the representative of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth in the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

“Canadian Person” means any national or resident of the Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside the Canada of Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Canada.    Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request. Securities legislation in certain Canadian provinces provides purchasers of securities with a remedy of damages or rescission, or both, in addition to any other rights they may have at law, where the offering document or any amendment to it contains a “misrepresentation”. A “misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), the ADSs may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs to the public may be made in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the Underwriters; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of the above, the expression an ‘‘offer of ADSs to the public’’ in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. Each of the underwriters has represented, warranted and agreed that it has:

(a)	only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b)	complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Taiwan.    Our ADSs may not be offered or sold, directly or indirectly, in Taiwan.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    Each underwriter will be deemed to have represented and agreed that it has not and will not circulate or distribute this prospectus in the PRC and it has not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Directed Share Program

At our request, the underwriters have reserved five percent of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to friends of Mr. Yinan Hu, our chief executive officer. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Junhe Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Junhe Law Offices with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, and the related financial statement schedule, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, which expressed an unqualified opinion with an explanatory paragraph regarding the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the reader, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CNINSURE INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and as of June 30, 2007 (Unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and for the Six Months Ended June 30, 2006 (Unaudited) and 2007 (Unaudited)	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2004, 2005 and 2006 and for the Six Months Ended June 30, 2007 (Unaudited)	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and for the Six Months Ended June 30, 2006 (Unaudited) and 2007 (Unaudited)	F-7

Notes to the Consolidated Financial Statements	F-9

Schedule 1 – CNinsure Inc. Condensed Financial Statement for the Period from June 8, 2004 (Date of Incorporation) to December 31, 2004 and for the Years Ended December 31, 2005 and 2006	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CNINSURE INC.

We have audited the accompanying consolidated balance sheets of CNinsure Inc. and its subsidiaries (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the three years ended December 31, 2004, 2005 and 2006 and the related financial statements included in Schedule 1. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc. and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/    Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

August 17, 2007

CNINSURE INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	At December 31,			At June 30,
	2005	2006	2006	2007	2007
	RMB	RMB	US$	RMB	US$
				(unaudited)	(unaudited)
ASSETS:
Current assets
Cash and cash equivalents	174,634	223,926	29,417	363,406	47,741
Restricted cash	6,031	7,413	974	19,036	2,501
Accounts receivable	8,467	26,569	3,490	25,415	3,339
Insurance premium receivable	444	994	131	1,427	188
Other receivables, net (Note 5)	23,838	16,988	2,232	28,372	3,727
Amounts due from related parties (Note 15)	68,231	78,957	10,373	1,462	192
Other current assets	107	856	112	4,318	567

Total current assets	281,752	355,703	46,729	443,436	58,255

Non-current assets
Property, plant and equipment, net (Note 6)	4,527	9,741	1,280	10,029	1,318
Goodwill (Note 4)	—	7,042	925	7,042	925
Intangibles	—	4,471	587	4,323	568
Deferred tax assets (Note 11)	457	2,365	311	3,869	508
Other	—	300	39	300	39

Total assets	286,736	379,622	49,871	468,999	61,613

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	At December 31,			At June 30,
	2005	2006	2006	2007	2007
	RMB	RMB	US$	RMB	US$
				(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Accounts payable	12,825	14,275	1,875	32,065	4,213
Insurance premium payable	6,031	7,413	974	19,036	2,501
Other payables and accrued expenses (Note 8)	11,912	12,139	1,595	13,195	1,733
Accrued payroll	3,836	4,902	644	5,417	712
Income tax payable	230	798	105	1,653	217
Amounts due to related parties (Note 15)	7,883	3,679	483	7,903	1,038
Dividend payable	—	32,000	4,204	58,550	7,692
Current portion of long-term borrowings (Note 10)	332	318	42	153	20

Total current liabilities	43,049	75,524	9,922	137,972	18,126

Non-current liabilities:
Long-term borrowings (Note 10)	321	237	31	99	13
Other tax liabilities (Note 11)	—	—	—	994	131
Deferred tax liabilities (Note 11)	—	560	73	511	67

Total liabilities	43,370	76,321	10,026	139,576	18,337

Commitments and contingencies (Note 16)

Minority interests	2,423	13,717	1,802	18,499	2,430

Common stock (Authorized shares: 1,000,000,000 at US$0.001 each; Issued and outstanding shares: 650,000,000 at December 31, 2005 and 2006 and June 30, 2007 (unaudited)) (Note 12)	5,073	5,073	667	5,073	667
Additional paid-in capital	347,386	369,781	48,579	370,618	48,688
Subscription receivable	(935)	—	—	—	—
Accumulated deficit	(110,486)	(85,091)	(11,179)	(64,706)	(8,501)
Accumulated other comprehensive loss	(95)	(179)	(24)	(61)	(8)

Total shareholders’ equity	240,943	289,584	38,043	310,924	40,846

Total liabilities and owners’ equity	286,736	379,622	49,871	468,999	61,613

See accompanying notes to consolidated financial statements

CNINSURE INC.

Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)	(unaudited)
Net revenues:
Commissions and fees	33,401	142,520	245,652	32,271	106,543	172,323	22,638
Other service fees	564	1,179	897	118	248	238	31

Total net revenues	33,965	143,699	246,549	32,389	106,791	172,561	22,669

Operating costs and expenses:
Commissions and fees	(4,256)	(65,752)	(133,076)	(17,482)	(53,321)	(87,275)	(11,465)
Selling expenses	(2,432)	(5,527)	(11,288)	(1,483)	(5,288)	(4,196)	(551)
General and administrative expenses*	(120,576)	(78,879)	(52,119)	(6,847)	(25,793)	(25,915)	(3,404)

Total operating costs and expenses	(127,264)	(150,158)	(196,483)	(25,812)	(84,402)	(117,386)	(15,420)

Income (loss) from operations	(93,299)	(6,459)	50,066	6,577	22,389	55,175	7,249
Other income (expense), net:
Interest income	49	445	5,364	705	1,596	1,980	260
Interest expense	(15)	(19)	(34)	(5)	(28)	(66)	(9)
Others, net	158	(15)	5	1	10	15	2

Net income (loss) before income taxes	(93,107)	(6,048)	55,401	7,278	23,967	57,104	7,502
Income tax benefit (expense) (Note 11)	396	(672)	573	75	42	(176)	(23)

Net income (loss) before minority interest	(92,711)	(6,720)	55,974	7,353	24,009	56,928	7,479
Minority interest	—	27	1,421	187	160	1,762	231

Net income (loss)	(92,711)	(6,693)	57,395	7,540	24,169	58,690	7,710

Net income (loss) per share (Note 13):
Basic	(0.5552)	(0.0139)	0.0883	0.0116	0.0372	0.0903	0.0119

Diluted	(0.5552)	(0.0139)	0.0875	0.0115	0.0370	0.0891	0.0117

Shares used in calculating net income (loss) per share:
Basic	166,980,000	482,770,000	650,000,000	650,000,000	650,000,000	650,000,000	650,000,000

Diluted	166,980,000	482,770,000	655,970,000	655,970,000	652,884,328	658,927,355	658,927,355

*	Including share-based compensation expenses of RMB109,262, RMB56,501 and RMB24,142 (US$3,172), RMB12,978 and RMB837 (US$110) for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

See accompanying notes to financial statements.

CNINSURE INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

	Share Capital
	Number of shares	Amounts	Additional paid-in capital	Subscription receivable from shareholder	Parent Company’s Investment	Accumulated earnings (deficit)	Accumulated other comprehensive loss	Total	Comprehensive income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2004	—	—	34,342	—	1,181	6,474	—	41,997
Issuance of common share upon incorporation	288,280,000	2,250	32,750	—	—	—	—	35,000
Distribution of net assets to parent company for the transfer of legal entities	—	—	(32,480)	—	—	(5,390)	—	(37,870)
Share-based compensation	123,570,000	964	108,298	—	—	—	—	109,262
Cash distribution paid to shareholders of parent company	—	—	—	—	—	(10,110)	—	(10,110)
Net income (loss)	—	—	—	—	2,056	(94,767)	—	(92,711)	(92,711)
Net assets attributable to parent company’s investment	—	—	—	—	(3,237)	—	—	(3,237)

Balance at December 31, 2004	411,850,000	3,214	142,910	—	—	(103,793)	—	42,331	(92,711)

Issuance of common shares	238,150,000	1,859	204,476	(935)	—	—	—	205,400
Net loss	—	—	—	—	—	(6,693)	—	(6,693)	(6,693)
Foreign currency translation	—	—	—	—	—	—	(95)	(95)	(95)

Balance at December 31, 2005	650,000,000	5,073	347,386	(935)	—	(110,486)	(95)	240,943	(6,788)

Subscription receivable from Shareholders				935				935
Share-based compensation	—	—	22,395	—	—	—	—	22,395
Net income	—	—	—	—	—	57,395	—	57,395	57,395
Dividends (note)	—	—	—	—	—	(32,000)	—	(32,000)
Foreign currency translation	—	—	—	—	—	—	(84)	(84)	(84)

Balance at December 31, 2006	650,000,000	5,073	369,781	—	—	(85,091)	(179)	289,584	57,311
Cumulative effect of adoption of FIN48 (Note 11)						(305)		(305)
Share-based compensation			837					837
Net income						58,690		58,690	58,690
Dividends (note)						(38,000)		(38,000)
Foreign currency translation	—	—	—	—	—	—	118	118	118

Balance at June 30, 2007	650,000,000	5,073	370,618	—	—	(64,706)	(61)	310,924	58,808

Balance at December 31, 2006 in US$		667	48,579	—	—	(11,179)	(24)	38,043	7,529

Balance at June 30, 2007 in US$		667	48,688	—	—	(8,501)	(8)	40,846	7,726

Note:

Dividends represented final dividend of 2004 declared of RMB170 per share (before the effect of the 10,000-for-1 share exchange) for distribution to CISG shareholders of record as of December 31, 2004, and dividend of 2005 declared of RMB523 per share (before the effect of the 10,000-for-1 share exchange) for distribution to CISG shareholders of record as of December 21, 2005. Dividend for 2006 of RMB585 per share (before the effect of the 10,000-for-1 share exchange) was declared during the six months ended June 30, 2007 (unaudited) for distribution to CISG shareholders of recorded as of December 31, 2006.

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows

(In thousands, except for shares and per share data)

	At December 31				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	USD	RMB	RMB	USD
					(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income (loss)	(92,711)	(6,693)	57,395	7,540	24,169	58,690	7,710
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	445	637	1,856	244	729	1,445	190
Amortization of acquired intangible assets	—	—	112	15	23	148	20
Minority interest	—	(27)	(1,421)	(187)	(160)	(1,762)	(231)
Compensation expense associated with stock options	109,262	56,501	3,562	468	3,562	837	110
Share-based compensation associated with performance commitment	—	—	20,580	2,704	9,416	—	—
Gain on disposal of property, plant and equipment	164	224	184	24	1	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,686)	(5,360)	(16,509)	(2,169)	(12,095)	1,154	151
Insurance premium receivable	(655)	(414)	(126)	(17)	(34)	(433)	(57)
Other receivables	(11,778)	6,281	(11,031)	(1,449)	18,266	(11,384)	(1,495)
Other current assets	(235)	56	(721)	(95)	(58)	(3,462)	(455)
Accounts payable	41	12,801	1,450	190	19,590	17,790	2,337
Insurance premium payable	4,153	2,831	1,383	182	7,629	11,623	1,527
Other payables	5,285	2,660	(2,931)	(385)	(2,692)	1,056	139
Accrued employee benefit	(174)	2,094	1,053	138	(78)	515	67
Income taxes payable	182	143	568	75	125	855	112
Provision for deferred taxes	(607)	227	(1,468)	(193)	(366)	(864)	(114)

Net cash generated from operating activities	10,686	71,961	53,936	7,085	68,027	76,208	10,011

Cash flows from investing activities
Purchase of property, plant and equipment	(1,610)	(2,812)	(6,285)	(826)	(2,831)	(1,733)	(228)
Repayments from (advances to) third parties	4	(1,026)	1,026	135	—	—	—
Increase in restricted cash	(198)	(2,831)	(1,382)	(182)	(7,629)	(11,623)	(1,527)
(Deposit paid) refunded for acquisition of an entity	—	(20,000)	20,000	2,627	—	—	—
Acquisition of subsidiaries, net of cash acquired of nil, nil, RMB8,690 RMB1,039 and nil for December 31, 2004, 2005 and 2006 and June 30, 2006 (unaudited) and 2007 (unaudited), respectively	—	—	(8,050)	(1,057)	(7,151)	—	—
Advances to related parties	(63,789)	(66,514)	(50,299)	(6,608)	(6,438)	(342)	(45)
Repayments from related parties	58,012	7,229	42,579	5,594	51,258	77,837	10,226

Net cash (used in) generated from investing activities	(7,581)	(85,954)	(2,411)	(317)	27,209	64,139	8,426

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands, except for shares and per share data)

	At December 31				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	USD	RMB	RMB	USD
					(unaudited)	(unaudited)	(unaudited)
Cash flows from financing activities:
Bank loans raised	897	511	432	57	—	—	—
Repayment of bank loans	(98)	(866)	(531)	(70)	(199)	(303)	(40)
Increase in minority interests	—	2,450	6,220	817	—	6,544	860
Advances from related parties	42,979	5,480	1,364	179	4,706	7,474	982
Repayments to related parties	(30,441)	(375)	(5,569)	(731)	(401)	(3,250)	(427)
(Decrease) increase in loan from third party	1,500	3,500	(5,000)	(657)	(1,362)	—	—
Proceeds from share issuances	35,000	148,899	935	123	—	—	—
Dividends paid	—	—	—	—	—	(11,450)	(1,504)
Cash distribution to parent company for the transfer of legal entities	(22,000)	—	—	—	—	—	—
Cash attributed to parent company’s investment	(3,633)	—	—	—	—	—	—
Cash distribution to shareholders of parent company	(10,110)	—	—	—	—	—	—

Net cash generated from (used in) financing activities	14,094	159,599	(2,149)	(282)	2,744	(985)	(129)

Net increase in cash and cash equivalents	17,199	145,606	49,376	6,486	97,980	139,362	18,308

Cash and cash equivalents at beginning of year	11,924	29,123	174,634	22,942	174,634	223,926	29,417
Effect of exchange rate changes on cash and cash equivalents	—	(95)	(84)	(11)	(84)	118	16

Cash and cash equivalents at end of year	29,123	174,634	223,926	29,417	272,530	363,406	47,741

Supplemental disclosure of cash flow information:
Interest paid	15	20	34	4	27	18	2
Income taxes paid	38	302	325	43	199	185	22

Supplemental disclosure of non-cash transactions is set out in note 18.

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business

CISG Holdings Ltd (“CISG”) was incorporated in the British Virgin Islands (“BVI”) on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering involving CNinsure Inc. (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007. The Company issued 684,210,526 ordinary shares to the existing shareholders on July 31, 2007 for exchange of their CISG shares on a 10,000-for-1 basis and thereafter, became the ultimate holding company. The Company and its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the “Group.” The Group is principally engaged in the provision of insurance brokerage and agency services in the People’s Republic of China (the “PRC”).

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Company conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Company’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, technology consulting and service agreements and trademark licensing agreements. Through these contractual arrangements, the Company is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As a result, the Company absorbs all of the expected losses and residual returns of these PRC affiliated entities and their subsidiaries. Under the requirements of Financial Accounting Standard Board (“FASB”) International No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46 (R)”), these two PRC affiliated entities and their subsidiaries are considered as the variable interest entities (“VIEs”) of the Company. As the Company is the sole primary beneficiary of these VIEs, the company consolidates them into its consolidated financial statements.

The exchange was accounted for as a reverse merger and the financial statements of the Company presents the historical results, assets and liabilities of CISG on the consummation of the reverse merger on the basis that CISG was the accounting acquiror. Prior to the exchange, the Company was a shell company which contained only insignificant amount of assets and liabilities. All shares and per share data of the Company have been retrospectively restated in this consolidation financial statements to reflect the impact of the shares exchange.

Prior to the incorporation of CISG on June 8, 2004, insurance brokerage and agency services were one of the business units of China United Financial Services Holdings Limited (“CUFS”). CUFS conducted its insurance brokerage and agency services through certain subsidiaries and VIEs.

In 2004, the PRC insurance regulatory environment changed and brokerage and agency licenses (“licenses”) were required. To sustain growth of the insurance business, the management and shareholders of CUFS decided to reorganize the business and placed the insurance brokerage and agency services into a separate legal entity in order to focus their operations (the “Reorganization”). The Reorganization was carried out by a series of steps including (i) establishing CISG, as a shell Company, (ii) on June 9, 2004, transferring from CUFS to CISG all of its interests in the subsidiaries and variable interest entities engaged in the provision of insurance brokerage and agency services, and (iii) transferring all other assets and liabilities related to the insurance brokerage and agency services, which were held by entities retained by CUFS, and (iv) on June 19, 2004, entered into a subscription agreement, pursuant to which the Company issued shares to CUFS and Cathay Auto Services Limited (“Cathay”), a significant shareholder of CUFS, for an aggregate of RMB35,000 in cash (“Subscription Agreement”). The Reorganization has been accounted for as a legal reorganization of entities under common control and as such, all assets and liabilities transferred to CISG from CUFS have been accounted for at historical cost.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Pursuant to the Subscription Agreement, CISG issued 20,820 or 208,200,000 (after the effect of 10,000-for-1 share exchange) shares to CUFS for a consideration comprising cash in the amount of RMB10,000, together with its rights and interest in the insurance brokerage and agency services’ businesses and 8,008 or 80,080,000 (after the effect of 10,000-for-1 share exchange) shares to Cathay for cash in the amount of RMB 25,000. Thereafter, CUFS and Cathay directly held a 72.22% and 27.78% interest in CISG, respectively. The subscription of shares was completed on September 13, 2004. As part of the Reorganization, upon the transfer of the legal entities from CUFS to CISG on June 9, 2004, CISG returned the assets and liabilities of these legal entities to CUFS and also paid an aggregate amount of RMB22,000 to CUFS based on the registered capital of these entities in compliance with laws and regulations of the PRC. The aggregate amount of the carrying amount of the assets and liabilities and the cash payment for the registered capital of these legal entities amounted to RMB37,870.

On December 20, 2005, CISG entered into Subscription Agreement and Shareholder Agreement (“New Subscription Agreement”) with CDH Investments Limited (“CDH”) for the sale of 17,160 or 171,600,000 (after the effect of 10,000-for-1 share exchange) shares of CISG (i.e. 26.4% interest in CISG) for RMB150,000.

The following table summarizes the Group’s subsidiaries and VIEs as at December 31, 2006 presented herein.

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Attributable equity interest to the Group
Guangdong Meidiya Investment Co., Ltd.*	China, Limited Liability Company	Investment, investment consulting service and sales	RMB	6,000	100%

Sichuan Yihe Investment Co., Ltd.*	China, Limited Liability Company	Investment, assets management, financing, and guarantee legally	RMB	20,000	100%

Beijing Fanlian Investment Co., Ltd.	China, Limited Liability Company	Investment management service	RMB	20,000	100%

Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.	China, Limited Liability Company	Technology development and financial consulting service	(“HKD”)	Hong Kong Dollar 76,000	100%

Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.	China, Limited Liability Company	Corporate Identity, product design and financial consulting service	HKD	76,000	100%

Shenzhen Fanhua Nanfeng Enterprise Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting service	RMB	30,000	100%

Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting, marketing, and internet information consulting	RMB	1,300	100%

Beijing Ruisike Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting, investment consulting and financial consulting	RMB	1,000	100%

Fujian Fanhua Investment Co., Ltd.	China, Limited Liability Company	Investment, and financial consulting	RMB	5,360	55%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Attributable equity interest to the Group
Guangdong Nanfeng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	5,000	100%

Guangdong Kafusi Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk management consulting service	RMB	10,000	100%

Guangzhou Yian Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service	RMB	500	100%

Guangzhou Xiangxing Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	500	100%
Guangdong Qicheng Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk assessment and management consulting service	RMB	5,000	51%
Dongguan Nanfeng Jiayu Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	500	100%
Foshan Tuohua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	1,000	100%
Shenzhen Nanfeng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	500	100%
Beijing Fanlian Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service in Beijing	RMB	5,000	100%
Beijing Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	500	100%
Beijing Fumin Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	500	100%
Sichuan Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	2,000	100%
Sichuan Bocheng Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk assessment and management service	RMB	5,000	100%
Sichuan Xintai Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	2,000	70%
Fujian Xinheng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	2,050	51%
Hebei Anxin Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency, and financial consulting service	RMB	4,500	55%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Attributable equity interest to the Group

Shandong Fanhua Xintai Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	3,000	63%

Shanghai Fanhua Guosheng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	3,000	55%

Hunan Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB	3,000	55%

*	This entity represents a VIE that has been consolidated by the Company in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, as revised (“FIN 46R”)” because the Company absorbs all of the expected losses and residual returns of the entity and is the sole primary beneficiary.

**	This represents a subsidiary directly held by Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd., both VIEs, which has been consolidated by the Company in accordance with FIN 46R because the Company absorbs all of the expected losses and residual returns of the entity and is the sole primary beneficiary.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs for which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs for which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity. As noted in Note 1, the Reorganization was accounted for as a transfer of interest between entities under common control and was recorded based upon historical costs and all insurance, brokerage and agency license operations prior to the reorganization have been combined for presentation purpose.

The historical results for 2004 have been prepared to reflect, on a combined basis, all of the insurance brokerage and agency service businesses for the entire year of 2004, including those entities transferred from CUFS on June 9, 2004 and those operations held by other entities of CUFS that the Company did not acquire. Accordingly, the revenues, expenses, assets, and liabilities related to the insurance brokerage and agency services for the period from January 1, 2004 to June 8, 2004 and as of June 8, 2004 held by the CUFS’ entities that the Company did not acquire, have been “carved-out” and combined with those of the Company for the entire period on a basis that the management considers to be reasonable (see note 3). Accordingly, the historical financial information that has been presented for the periods prior to the Reorganization on June 9, 2004, does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. CUFS did not account for CISG or the Company, and CISG or the Company was not operated, as a separate, stand-alone entity prior to June 9, 2004.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property and equipment, impairment of goodwill; economic lives of intangible assets and allowances for doubtful receivables. Actual results could differ from those estimates.

(c) Variable Interest Entity

VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary when it is determined that the primary beneficiary will absorb the majority of the VIE’s expected losses and/or expected residual returns. Consistent with the provisions of FIN 46R, certain companies are accounted for as a VIE of the Group.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank current deposits. Cash equivalents consist of bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less.

In its capacity as insurance agent and broker, the Group typically collects premiums from insureds and remits the premiums or net premiums after deducting its authorized commissions to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash on the Consolidated Balance Sheets.

(e) Accounts Receivable and Insurance Premium Receivable

Accounts receivable and insurance premium receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent agency and brokerage service fees receivable from customers or insurance companies. Insurance premium receivable consists of insurance premium to be collected from insurers. Amounts collected on accounts receivable and insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Allowance for doubtful accounts for accounts receivable and insurance premium receivable for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited) were nil, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(f) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value, which is based upon salvage value:

	Estimated useful life (Years)	Estimated residual value
Motor vehicles	5-10	0%-3%
Office equipment, furniture and fixtures	3-5	0%-3%
Leasehold improvements	5	0%

The amortization methods and estimated useful lives are reviewed regularly.

Depreciation expenses recognized in statements of operations for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited) were RMB445, RMB637, RMB1,856, RMB729 and RMB1,445, respectively. Depreciation expenses of RMB115, RMB164, RMB170, RMB71 and RMB118 were recorded in the selling expenses for the year ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively, and the remaining was recorded in general and administrative expenses.

(g) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

Separately identifiable intangible assets consist of the brand name, customer relationship, non-compete and agency agreements.

The weighted average economic lives and net carrying values are as follows:

		At December 31, 2006			At June 30, 2007
		Cost	Accumulated amortisation	Net carrying values	Cost	Accumulated amortisation	Net carrying values
		RMB	RMB	RMB	RMB	RMB	RMB
					(unaudited)	(unaudited)	(unaudited)
Brand Name	Indefinite	2,773	—	2,773	2,773	—	2,773
Customer Relationship	9.2 to 9.8 years	1,145	42	1,103	1,145	103	1,042
Non-compete Agreement	3.2 to 3.8 years	564	67	497	564	149	415
Agency Agreement	9.2 to 9.8 years	101	3	98	101	8	93

		4,583	112	4,471	4,583	260	4,323

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Aggregate amortization expense for intangible assets was nil, nil, RMB112, RMB23 and RMB148 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively. As of December 31, 2006, the estimated amortization expense for the next five years is: RMB296 in 2007, RMB296 in 2008, RMB296 in 2009, RMB139 in 2010, and RMB133 in 2011 and an aggregate amount of RMB538 in years thereafter.

(h) Other Assets

Other current assets and other assets consist of prepayment and prepaid expenses.

(i) Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, property, plant, and equipment, and purchased intangible assets with definite life, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(j) Insurance Premium Payables

Insurance premium payables are insurance premium collected on behalf of insurance companies but not yet remitted as of the balance sheet date.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

In accordance with FASB Statement No. 109, “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(l) Share-based Compensation

The Group has early adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which was effective on January 1, 2006. All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Group uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants.

Share-based compensation expenses of RMB109,262, RMB56,501, RMB24,142, RMB12,978 and RMB837 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively, were included in the general and administrative expenses.

In addition, pursuant to the New Subscription Agreement dated December 22, 2005, a senior executive of the Company, Mr. Lai Qiu Ping (“Lai”), agreed to grant call options to the shareholders of the Company. The shareholders of the Company are entitled to require Lai to sell all of his shareholdings in Kingsford for a nominal consideration upon the failure to achieve specified performance milestones throughout 2006 as stipulated in the New Subscription Agreement. Based on the satisfaction of the performance milestones, Lai is entitled to remain his shareholding in Kingsford and accordingly, compensation expense of RMB18,833, RMB9,416 and nil were recognized for the year ended December 31, 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively, which was estimated based on fair value of the shares of CISG.

(m) Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above.

The contributions are charged to the statement of operations as they become payable in accordance with the rules of the central pension scheme. For the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), the Group contributed RMB510, RMB759, RMB1,552, RMB626 and RMB1,012, respectively to these plans.

(n) Revenue Recognition

The Group’s revenue is derived principally from the provision of insurance brokerage and agency services. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company or insurance agency exists, services have been provided, the fees for such services are fixed or determinable and collectibility of the fee is reasonably assured.

Agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Company believes that it has met all the four criteria of revenue recognition when the premiums are collected by the Company or the respective insurance companies and not before, because collectibility is not ensured until receipt of the premium. Accordingly, the Company does not accrue any

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on their past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minimis to date, are recognized upon notification from the insurance carriers. Actual commission and fees adjustments in connection with the cancellation of policies were approximately 0.3%, 0.1%, 0.1%,0.1% and 0.04% of the total commission and fees revenue for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively and 0.1%, 2%, 0.4%, 0.5% and 0.1% of the actual net income (loss) for each of the three years ended December 31, 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively. For property insurance and life insurance, the agency company may receive a performance bonus from the insurance company per contract provisions. Once the agency company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is the insurance premium volume multiplied by an agreed-upon percentage. In addition, contingent commissions are recorded as revenue when received, which in many cases, is the Group’s first notification of amounts earned.

Other service fee includes revenue from the provision of claims compensation services for the insurance carriers. Revenue is recognized when the services are rendered.

The Group represented revenue net of sales taxes incurred. The sales taxes amounted to RMB1,724, RMB3,363, RMB2,453 (US$314), RMB2,212 and RMB3,425 (US$450) for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(o) Contingent Consideration

The Group has incorporated contingent consideration into the structure of acquisitions completed in 2006. These arrangements generally result in the payment of additional consideration or surrender of shares to the sellers upon the acquired entities’ satisfaction of performance targets for year 2006 and 2007 as stipulated in the acquisition agreement.

Additional cash payments or surrender of shares which are determined to be additional purchase consideration will be accounted for as part of the purchase of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt (see note 4), while those which are determined to be compensatory in nature will be recorded as compensation expenses and charged to the consolidated statements of operations. Compensation expenses for such arrangements was RMB1,747 for the year ended December 31, 2006.

(p) Fair Value of Financial Instruments

The carrying amounts of accounts receivables, insurance premium receivables, other receivables accounts payable, amounts due from (to) related parties, insurance premium payables and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

(q) Foreign Currencies

The functional currency of the subsidiaries and VIEs of the Group that are established in the PRC is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the average rates

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

of exchange prevailing during the year. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are remeasured into RMB at historical exchange rates.

The functional currency of the Company is United States dollars (“U.S. dollars”). The Group has chosen the RMB as its reporting currency. Assets and liabilities are translated using exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.

Currency transaction gains and losses are recorded in the consolidated statements of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(r) Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.6120, on June 30, 2007, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2007, or at any other rate.

(s) Segment reporting

The Group manages its business as a single operating segment engaged in the provision of insurance brokerage and agency services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(t) Earnings per Share

Basic earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards, unless their inclusion in the calculation is anti-dilutive.

(u) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB43, RMB178, RMB1,188, RMB1,406 and RMB274 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively

(v) Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statements of shareholders’ equity.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(w) Recently Issued Accounting Standards

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is the process of assessing the impact of the adoption of SFAS 157 on its financial position or results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instrument and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Group on July 1, 2008. The Group is currently evaluating the impact of adopting SFAS 159 on its consolidated financial position, cash flows, and results of operations.

(y) Unaudited interim financial information

The financial information with respect to the six months periods ended June 30, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustment, necessary for a fair presentation of the results of such periods. The results of operations for the six months periods ended June 30, 2006 and 2007 are not necessarily indicative of results to be expected for the full year.

(3) Allocation of Expenses

Expenses incurred from January 1, 2004 until the June 9, 2004, the date of reorganization, relating to general corporate functions have been allocated between the entities retained by CUFS, and the Group based on a pro-rata percentage of total net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, accounting and administrative functions. The Group believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from CUFS are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by the Group if it were to have operated as an independent, stone-alone entity for the period. As such, the financial information herein for the year ended December 31, 2004 may not necessarily reflect the combined financial position, results of operations, and cash flows of the Group had the Group been an independent, stand-alone entity during the entire year.

(4) Acquisitions

(a) Sichuan Xintai Insurance Agency Company Limited

On March 31, 2006, the Group acquired 82% of the outstanding common shares of Sichuan Xintai Insurance Agency Company Limited (“Sichuan Xintai”) which is engaged in the insurance agency business in order to grow the Group’s business. The results of Sichuan Xintai’s operations have been included in the consolidated financial statements since then. The aggregate purchase price was RMB10,190 of which RMB8,190 was paid by the end of 2006 and the remaining balance was recorded as amounts due to related companies, and is payable to the former shareholder of Sichuan Xintai. The purchase price was determined based on arms-length

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

negotiations with the selling shareholders. Subject to the adjustment contingent upon Sichuan Xintai achieving certain financing results, the Group would give 12% shares of Sichuan Xintai to the selling shareholders at nil consideration. However, in September 2006, this contingency has been resolved as the management of the Group agreed to give the 12% shares to the selling shareholders of Sichuan Xintai even though the specified financial results have not been achieved.

The following table summarizes the 82% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	2,736
Intangible assets	1,964
Goodwill	5,352
Deferred tax asset	315
Deferred tax liability	(177)

Total consideration	10,190

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Sichuan province of the PRC.

The acquired intangible assets of RMB1,964, which have a weighted average economic life, are comprised of the following:

	Economic life (Years)	Fair value acquired (RMB)
Brand name	Indefinite	1,427
Customer relationship	9.8	303
Non-compete agreement	3.8	230
Agency agreement	9.8	4

Total		1,964

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Sichuan Xintai had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	142,534	246,896
Pro forma income (loss) from operations	(6,870)	49,197
Pro forma net income (loss)	(7,074)	56,537
Pro forma net income (loss) per share	(147)	870

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(b) Fujian Xinheng Insurance Agency Company Limited

On June 30, 2006, the Group acquired 51.22% of the outstanding common shares of Fujian Xinheng Insurance Agency Company Limited (“Fujian Xinheng”) which is engaged in the insurance agency business in order to grow the Group's business. The results of Fujian Xinheng’s operations have been included in the consolidated financial statements since then. The initial purchase consideration was RMB1,050 in cash. The purchase price is subject to adjustment contingent upon Fujian Xinheng achieving certain financial results. Specifically, if Fujian Xinheng, achieves the performance targets, the Group will convert a RMB4,950 interest-free loan into common shares of Fujian Xinheng. The purchase price was determined based on arms-length negotiations with the selling shareholders.

At December 31, 2006, convertible loan of RMB2,000 was funded to Fujian Xinheng as working capital. On March 23, 2007, the Group signed the Memorandum of understanding and agreed to provide the remaining balance of RMB2,950 to Fujian Xinheng and convert the interest-free loan into common shares of Fujian Xinheng although the performance milestones were not achieved. As a result of converting the loan into shares, the Group’s interest in Fujian Xinheng will be increased to 55% effective from 2007.

The following table summarizes the 51.22% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	618
Intangible assets	348
Deferred tax asset	143
Deferred tax liability	(59)

Total consideration	1,050

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Fujian province of the PRC.

The acquired intangible assets of RMB348, which have a weighted average economic life, are comprised of the following:

	Economic life (Years)	Fair value acquired (RMB)
Brand name	Indefinite	169
Customer relationship	9.5	110
Non-compete agreement	3.5	48
Agency agreement	9.5	21

Total		348

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following pro forma information summarizes the effect of the acquisition, if the acquisition of Fujian Xinheng had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	145,213	248,145
Pro forma income (loss) from operations	(7,327)	50,294
Pro forma net income (loss)	(7,563)	57,628
Pro forma net income (loss) per share	(157)	887

(c) Hebei Anxin Insurance Agency Company Limited

On October 31, 2006, the Group acquired 55% of the outstanding common shares of Hebei Anxin Insurance Agency Company Limited (“Hebei Anxin”) which is principally engaged in insurance agency business in order to grow the Group’s business. The results of Hebei Anxin’s operations have been included in the consolidated financial statements since then. As a result of the acquisition, the Group is expected to widen economies of scale. The aggregate purchase price was RMB7,970 of which RMB7,500 was paid by the end of 2006 and the remaining balance was recorded as amounts due to related companies and is payable to the former shareholder of Hebei Anxin. The purchase price was determined based on arms-length negotiations with the selling shareholders.

The following table summarizes the 55% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	4,349
Intangible assets	2,271
Goodwill	1,690
Deferred tax asset	21
Deferred tax liability	(361)

Total consideration	7,970

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Hebei province of the PRC.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following pro forma information summarizes the effect of the acquisition, if the acquisition of Hebei Anxin had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	148,655	255,883
Pro forma income (loss) from operations	(6,664)	49,891
Pro forma net income (loss)	(6,841)	57,269
Pro forma net income (loss) per share	(142)	881

The acquired intangible assets of RMB 2,271, which have a weighted average economic life, are comprised of the following:

	Economic life (Years)	Fair value acquired (RMB)
Brand name	Indefinite	1,177
Customer relationship	9.2	732
Non-compete agreement	3.2	286
Agency agreement	9.2	76

Total		2,271

(d) Newly incorporated entities

During 2005, the Group contributed RMB2,550 in order to establish Guangdong Qicheng Insurance Brokerage Co., Ltd. and in exchange received 51% ownership interest. The Group consolidates the results of this entity.

During 2006, the Group invested RMB1,890, RMB1,650, RMB1,650, RMB500 and RMB2,950 for the establishment of Shandong Fanhua Xintai Insurance Agency Co., Ltd., Hunan Fanhua Insurance Agency Co., Ltd., Shanghai Fanhua Guosheng Insurance Agency Co., Ltd., Shenzhen Nanfeng Insurance Agency Co., Ltd. and Fujian Fanhua Investment Co., Ltd., and received 63%, 55%, 55%, 100% and 55% ownership of the equity of those entities, respectively. The Group consolidates the results of those entities.

During six months period ended June 30, 2007, (unaudited), CISG invested RMB2,550, RMB4,400, and RMB515 for the establishment of Guangzhou Desheng Insurance Brokerage Co., Ltd., Shijiazhuang Fanhua Anxin Investment Limited, and Fuzhou Fanhua Lianxin Insurance Agency Co., Ltd., respectively, and received 51%, 55%, 51% ownership of the equity of those entities, respectively. The Company consolidates the results of those entities.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(5) Other Receivables

Other receivables, net is analyzed as follows:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)
Advances to staff (note i)	1,507	3,109	7,183
Advances to entrepreneurial individual sales agents (note ii)	784	10,570	13,195
Insurance claim receivable	4	262	748
Rental deposit	254	1,019	1,376
Receivables from third parties	1,026	—	4,000
Deposit for acquisition of an entity (note iii)	20,000	—	—
Interest income receivable	—	1,255	685
Others	263	773	1,185

Total	23,838	16,988	28,372

Notes:

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free, and repayable on demand.

(ii)	This represents advances to entrepreneurial individual sales agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents for team building in order to grow the Group’s business. The advances are unsecured, interest-free and repayable on demand.

(iii)	Amount represents a deposit made in connection with a planned acquisition which was ultimately abandoned and the money returned in 2006.

(6) Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)
Office equipment, furniture and fixtures	1,231	3,499	4,550
Motor vehicles	3,984	8,464	8,823
Leasehold improvements	733	1,239	1,562

Total	5,948	13,202	14,935

Less: Accumulated depreciation	(1,421)	(3,461)	(4,906)

Property, plant and equipment, net	4,527	9,741	10,029

No impairment for property plant and equipment was recorded during the years ended December 31, 2005 and 2006 and for the six months period ended June 30, 2006 (unaudited) and 2007 (unaudited).

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(7) Variable Interest Entities

The equity interests in the VIEs were all funded by loans from the Group. However, in order to comply with certain PRC rules and regulations, the loans were structured such that the Chairman of the Board and certain employees acting as the Group’s agent, entered into the contractual arrangements with the entities on the Group’s behalf.

The arrangement with the VIEs has been structured such that the Group has a controlling interest over the VIEs through a series of related contractual arrangements including equity pledge agreements and loan agreements. As a result of these arrangements, the Group is the primary beneficiary of these entities as it absorbs substantially all of the VIEs’ expected losses and receives substantially all of the VIEs’ expected residual returns.

The VIEs are all principally engaged in the provision of insurance brokerage and agency services in the PRC.

The total assets, liabilities, net revenues, operating costs and expenses and net income of VIEs are as follows:

	At December 31,			At June 30,
	2004	2005	2006	2007
	RMB	RMB	RMB	RMB
				(unaudited)
Total assets	68,683	153,181	150,195	123,572
Total liabilities	14,557	41,964	99,782	55,357
Net Revenues	28,040	142,437	138,570	87,965
Operating costs and expenses	10,918	22,118	31,074	18,424
Net income	14,697	54,668	3,989	12,131

(8) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)
Business and other tax payable	1,442	2,365	2,472
Refundable deposits from employees and agents	613	4,862	5,282
Audit fee	1,040	500	—
Advances from third parties (note i)	5,000	—	1,073
Insurance compensation claim payable to customers	3,197	3,543	3,144
Due to an officer (note ii)	410	—	—
Others	210	869	1,224

	11,912	12,139	13,195

Notes:

(i)	Advance from third party was unsecured and interest-free. The balance as of December 31, 2005 was repaid in 2006.

(ii)	This represents amount due to an officer who is also one of the minority shareholders of CUFS. The amount was unsecured, interest-free, repayable on demand and repaid in 2006.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(9) Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20%, 18%, 12% and 20% of the applicable payroll cost in Beijing, Guangzhou (Local staff and Non-local staff) and Sichuan, respectively.

In addition, the Group is required by law to contribute approximately 12%, 2% and 1% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Beijing, 8%, 2%, and 1.1% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Guangzhou, and 7.5%, 2% and 1.2% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Sichuan. The PRC government is directly responsible for the payments of the benefits to these employees.

For the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), the Group contributed RMB509, RMB759, RMB1,552, RMB626 and RMB1,012, respectively, to these plans.

(10) Long-term Borrowings

The Group’s long-term borrowings are related to automobile loans used by employees. The interest rate was between 4.185% and 6.3% per annum, which were in compliance with the regulations of The People’s Bank of China. The aggregate maturities of bank borrowings for each of the three years subsequent to December 31, 2006 are RMB318 in 2007, RMB145 in 2008 and RMB92 in 2009.

The Group’s bank borrowings are secured by the pledge of the purchased cars. The net book value of the motor vehicles being pledged for the bank borrowings was RMB1,613 as at December 31, 2005 and RMB1,589 as at December 31, 2006 and RMB1,080 as at June 30, 2007 (unaudited). The carrying amounts of the Group’s borrowings approximate the total of principal and interest.

(11) Income Taxes

The Group is a tax exempted company incorporated in the British Virgins Islands. The Group’s subsidiaries and VIEs incorporated in PRC are subject to foreign Enterprise Income Tax in the PRC. Under the current laws of the British Virgin Islands, the Group is not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax is imposed. The subsidiaries and VIEs operating in PRC are subject to taxation in PRC.

In accordance with “Enterprise Income Tax Law of PRC” and “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, all subsidiaries registered in PRC are subject to enterprise income tax (“EIT”) at a rate of 33%. PRC subsidiaries located in Shenzhen are subject to EIT at a reduced rate of 15% according to the relevant tax incentives.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

In addition to the above, pursuant to additional tax incentives, the following entities are entitled to an exemption from taxation for the periods specified as follows:

Entities Name	Tax holiday period
Beijing Fanhua Insurance Agency Co., Ltd.	2005.1.1-2007.12.31

Beijing Fanlian Investment Co., Ltd.	2004.1.1-2006.12.31

Beijing Fumin Insurance Agency Co., Ltd.	2005.1.11-2007.12.31

Guangzhou Xiangxing Insurance Agency Co., Ltd.	2005.1.1-2006.12.31

Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	2005.3.14-2007.12.31

Beijing Ruisike Management Consulting Co., Ltd.	2005.3.28-2007.12.31

Guangdong Kafusi Insurance Brokerage Co., Ltd.	2003.9.16-2005.12.31

Guangzhou Yian Insurance Agency Co., Ltd.	2005.1.1-2007.12.31#

#	During the six months period ended June 30, 2007 (unaudited), the entity has extended its tax holiday period for one year from December 31, 2006 to December 31, 2007.

Under the newly promulgated PRC income tax laws, enacted in March 2007, which will become effective from January 1, 2008, various preferential tax treatments and incentives will be eliminated. The Group’s deferred tax assets will be decreased by RMB149 and deferred tax liabilities will be decreased by RMB112 for the year ended December 31, 2006. During the six months ended June 30, 2007, the Group’s deferred tax assets and deferred tax liabilities have been adjusted for the change in the tax law as adjustments to income tax expense. As detailed implementation guidelines are currently not available, the Group has made assumptions on the future policies related to implementation of the law in valuing their deferred tax assets and liabilities. A change in such assumptions when the detailed implementation guidelines are issued is not expected to have a significant impact of the Group’s deferred tax assets and liabilities.

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 1, 2007, the Group adopted the provisions of FIN 48.

As of January 1, 2007 (unaudited), the Group had RMB305 of liabilities for unrecognized tax benefits. If recognized, the portion of liabilities for unrecognized tax benefits that would decrease the Group’s provision for income taxes and increase its net income is RMB305. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets. The adoption resulted in a cumulative impact to retained earnings of RMB305 as of January 1, 2007 (unaudited). As of June 30, 2007 (unaudited), the Group’s liabilities for unrecognized tax benefits totaled RMB994 and are included in other tax liabilities. The total liabilities for unrecognized tax benefits and increase for the current period of these liabilities relate primarily to the allocations of revenue and costs among its operations.

The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, will materially change from those recorded as liabilities for uncertain tax positions in the Group’s financial statements at January 1, 2007 (unaudited). In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Group did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the six months ended June 30, 2007 (unaudited).

Income tax (expenses) credit are comprised of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
Current tax expense	(210)	(445)	(893)	(324)	(1,040)
Other tax expenses	—	—	—	—	(689)
Deferred tax income (expense)	606	(227)	1,466	366	1,553

Income tax benefit (expense), net	396	(672)	573	42	(176)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)
Deferred tax assets:
Operating loss carryforward	623	3,499	6,273
Others	32	142	94

Total	655	3,641	6,367
Less: valuation allowances	(198)	(1,276)	(2,498)

Deferred tax asset, net	457	2,365	3,869
Deferred tax liability:
Intangible assets, net	—	560	511

Total	457	1,805	3,358

Due to the uncertainty of the level of PRC statutory income and the Group’s lack of operating history, management does not believe certain subsidiaries will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will be realized. As such, a valuation allowance has been established for these deferred tax assets at December 31, 2005 and December 31, 2006 and June 30, 2007 (unaudited). The Group had operating loss carryforwards of RMB2,659, RMB2,315, RMB12,649, RMB11,973 and RMB24,398 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively. Such operating loss carryforwards expire five years after the Group incurs the loss unless utilised.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 33% to net income (loss) before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
Net income (loss) before income taxes	(93,107)	(6,048)	55,401	23,967	57,104
PRC statutory tax rate	33%	33%	33%	33%	33%

Income tax at statutory tax rate	(30,725)	(1,996)	18,282	7,909	18,844
Expenses not deductible for tax purposes:
Entertainment	13	39	188	19	121
Salaries and employee’s benefits	16	199	1,140	652	13
Compensation expenses in relation to contingent consideration	—	—	613	—	—
Others	—	—	178	161	6
Tax exemption and tax relief
Income tax at preferential tax rate of 15%	695	2,050	(120)	406	(638)
Impact of lower tax rates in other jurisdictions	35,432	20,355	7,467	4,295	1,492
Tax exemption
Tax holidays	(5,864)	(20,132)	(29,640)	(13,465)	(21,135)
Change in valuation allowance	37	76	1,078	24	1,222
Tax effect of unrecognized tax benefits	—	—	—	—	689
Others	—	81	241	(43)	(438)

Income tax (benefit) expense	(396)	672	(573)	(42)	176

PRC income taxes that would have been payable without the tax exemption and tax relief amounted to approximately RMB5,993, RMB20,561, RMB30,535, RMB14,704 and RMB22,081 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively. Basic net loss per share would have increased to RMB0.5911 for the year ended December 31, 2004. Both basic and diluted net loss per share would have been increased to RMB0.0565 for the year ended December 31, 2005, and basic and diluted net income per share for the year ended December 31, 2006 would have been decreased to RMB0.0413 and RMB0.0409, respectively. Basic and diluted net income per share for the six months ended June 30, 2006 (unaudited) would have been decreased to RMB0.0146 and RMB0.0145 respectively, and basic and diluted net income per share of the six months ended June 30, 2007 (unaudited) would have been decreased to RMB0.0563 and RMB0.0555, respectively.

Also, pursuant to “Enterprise Income Tax Law of PRC” and “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises” issued by national tax authority, accumulated losses incurred in prior years can be offset against taxable income starting from the year in which the entity generates taxable income, however, such net operating loss carryforwards expire in five years.

(12) Capital Structure

On June 9, 2004, CISG issued 20,820 or 208,200,000 (after the effect of 10,000-for-1 share exchange) ordinary shares to its parent company, CUFS representing an ownership interest of 72.22% and to Cathay 8,008 or 80,080,000 (after the effect of 10,000-for-1 share exchange) shares, representing an interest of 27.78%.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

On December 18, 2004, CISG issued 12,357 or 123,570,000 (after the effect of 10,000-for-1 share exchange) ordinary shares to Kingsford Resources Limited (“Kingsford”), a company held by employees of the Company including two key executives, upon their exercise by management of options held which were granted on July 10, 2004. Share-based compensation of RMB109,131 was recorded in connection with this grant based on the fair value of the options as of the date of grant. In January 2005, the Company issued 6,655 or 66,550,000 (after the effect of 10,000-for-1 share exchange) ordinary shares to Kingsford for nominal consideration and share-based compensation of RMB56,501 was recognized in connection with this issuance based on its fair value as of the date of issuance.

On December 20, 2005 CISG issued 17,160 or 171,600,000 (after the effect of 10,000-for-1 share exchange) ordinary shares to CDH in exchange of RMB150,000. This represented an interest of 26.4% on a diluted basis.

On July 31, 2007, the Company issued shares to the shareholders of CISG on the same date on a 10,000-to-1 share basis. All shares and per share data of the Company have been retrospectively restated in this consolidated financial statements to reflect the impact of the shares exchange.

(13) Income (loss) per share

The computation of basic and diluted income (loss) per common share is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
Basic:
Net income (loss)	(92,711)	(6,693)	57,395	24,169	58,690

Weighted average number of ordinary shares outstanding	166,980,000	482,770,000	650,000,000	650,000,000	650,000,000

Basic income (loss) per common share	(0.5552)	(0.0139)	0.0883	0.0372	0.0903

Diluted:
Net income (loss)	(92,711)	(6,693)	57,395	24,169	58,690

Weighted average number of ordinary shares outstanding	166,980,000	482,770,000	650,000,000	650,000,000	650,000,000
Share options	—	—	5,970,000	2,884,328	8,927,355

Total	166,980,000	482,770,000	655,970,000	652,884,328	658,927,355

Diluted income (loss) per common share	(0.5552)	(0.0139)	0.0875	0.0370	0.0891

There is no dilutive effect for year ended December 31, 2004 and 2005 as the stock options were antidilutive. The weighted average number of stock options which have not been included in the calculation of the diluted net loss per share for the years ended December 31, 2004 and 2005 were 54,510,000 and nil, respectively.

(14) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve as of December 31, 2006. Appropriations to the statutory

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of subsidiaries and VIEs. The statutory welfare reserve allocations are determined based on management’s discretion.

The statutory surplus reserve is used to offset future extraordinary losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Company’s subsidiaries and VIEs in the PRC during any of the periods presented. Amounts contributed to the statutory surplus reserve and the statutory welfare reserve were RMB11,817, RMB24,280 and RMB24,280 as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively.

(15) Related Party Transactions

The principal related party transactions for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited) are as follows:

a)	As mentioned in note 1 to the financial statements, interests in the VIEs and insurance business units were transferred from CUFS to CISG as part of the reorganization.

b)	Amounts due from related companies:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)
Amounts due from affiliated companies (note i)	50,196	58,986	62
Amounts due from directors/officers (note iii)	17,032	17,266	—
Amount due from a shareholder (note iii)	1,003	—	—
Amounts due from minority shareholders (note ii)	—	2,705	1,400

Total	68,231	78,957	1,462

Amounts due to related companies:

	At December 31,		At June 30,
	2005	2006	2007
	RMB	RMB	RMB
			(unaudited)

Amounts due to affiliated companies (note iv)	7,591	735	60
Amount due to a director	—	—	7,823
Amount due to a shareholder (note iii)	292	369	—
Amounts due to minority shareholders (note ii)	—	2,575	20

Total	7,883	3,679	7,903

c)	CISG paid consultancy fees to a subsidiary of CUFS, Beijing Dongfang Wenhua Consulting Limited for obtaining consulting services provided, amounting to nil, nil and RMB4,470 for the years ended December 31, 2004, 2005 and 2006 respectively and RMB1,325 and RMB253 for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Notes:

(i)	As of December 31, 2006, the amounts due from affiliated companies represent the funds advanced to CUFS subsidiaries for working capital purposes amounting to RMB26,986 and a short-term loan to a company of which Mr. Hu and Mr. Lai have beneficial interests amounting to RMB32,000. These amounts are unsecured, interest-free and repayable on demand, with the exception of a short term loan of RMB15,000 as of December 31, 2006 advanced to Guangdong Nanfeng Automobile Association Co., Ltd. (“Nanfeng Automobile Association”), a subsidiary of CUFS, for three months which has a maturity date of March 26, 2007 and bears interest at 1.71% per annum. For the year ended December 31, 2006 and for the six months ended June 30, 2007 (unaudited), interest income received from Nanfeng Automobile Association amounted to RMB3 and RMB61, respectively. The amounts due from affiliated companies were fully repaid during the six months ended June 30, 2007 (unaudited).

As of December 31, 2005, the amounts due from affiliated companies represented the funds advanced to CUFS subsidiaries for working capital purposes. These amounts are unsecured, interest-free and repayable on demand.

(ii)	Included in the amounts due to minority shareholders of VIEs as of December 31, 2006 are considerations payable of RMB 2,470 in relation to the acquisition of Sichuan Xintai and Hebei Anxin. The remaining amounts due from (to) minority shareholders as of December 31, 2006 and June 30, 2007 (unaudited) represent advances to or from minority shareholders of VIEs. These amounts are interest-free and repayable on demand.

(iii)	Amounts due from (to) shareholder and directors/officers of the Group are unsecured, interest-free and repayable on demand.

(iv)	Amounts due to affiliated companies are unsecured, interest-free and repayable on demand.

(16) Commitments and Contingencies

The Group has several non-cancelable operating leases, primarily for office rent.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2006 are:

Minimum Lease Amount
RMB
Year ending December 31:
2007	5,664
2008	4,259
2009	2,559
2010	445
2011	220
After 2011	107

Total	13,254

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Rental expenses incurred under operating leases for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited) amounted to RMB2,258, RMB2,891, RMB4,677, RMB1,784 and RMB3,008, respectively.

At December 31, 2006 and June 30, 2007, the Group had a commitment of RMB860 and RMB860, respectively in connection with acquisition of office equipment.

(17) Concentrations of Credit risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,						Six Months Ended June 30,
	2004	% of sales	2005	% of sales	2006	% of sales	2006	% of sales	2007	% of sales
	RMB		RMB		RMB		RMB		RMB
							(unaudited)		(unaudited)
PICC Property and Casualty Company Limited	22,565	66%	69,897	49%	149,976	61%	66,341	62%	81,639	47%
Ping An Property & Casualty Insurance Company of China, Ltd.	1,983	6%	23,275	16%	25,880	11%	13,310	12%	17,089	10%
Hua An Property Insurance Company, Ltd.	*	*	17,879	12%	*	*	*	*	*	*

	24,548	72%	111,051	77%	175,856	72%	79,651	74%	98,728	57%

*	Less than 10%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31,				At June 30,
	2005	%	2006	%	2006	%	2007	%
	RMB		RMB		RMB		RMB
					(unaudited)		(unaudited)
PICC Property and Casualty Company Limited	4,446	52%	13,152	50%	13,238	64%	12,962	51%
Aviva-Cofco Life Insurance Co., Ltd.	—	—	2,986	11%	*	*	*	*
Ping An Property & Casualty Insurance Company of China, Ltd.	1,737	21%	*	*	*	*	*	*
China Pacific Insurance (Group) Co., Ltd.	*	*	*	*	*	*	5,591	22%
Taiping Insurance Company Ltd.	*	*	*	*	2,482	12%	*	*

	6,183	73%	16,138	61%	15,720	76%	18,553	73%

*	less than 10%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Substantially all of the Group’s revenue for the three years were generated from the PRC. A substantial portion of the identifiable assets of the Group are located in the PRC. Accordingly, no geographical segments are presented.

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(18) Non-Cash Transactions

The Group entered into the following non-cash activities:

	Year ended December 31,			Six Months ended June 30,
	2004	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
Net assets acquired in connection with acquisitions of subsidiaries	—	—	7,703	2,736	—
Considerations payable in connection with acquisition of Sichuan Xintai and Hebei Anxin included in amounts due to related companies	—	—	2,470	2,000	—
Net liabilities attributed to parent company upon the restructuring	(6,030)	—	—	—	—
Net assets and equity of the legal entities distributed to CUFS as part of the restructuring	15,870	—	—	—	—

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(19) Share-based Compensation

2007 Options (unaudited)

On February 3, 2007, CISG granted options to the Company’s Chief Financial Officer, Mr. David Tang to purchase 547 or 5,473,684 (after the effect of 10,000-for-1 share exchange) ordinary shares. The shares grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over two-year period, with 40% of the options vest upon public listing of the company and 30% on each of the first and second anniversary of his employment. The options have an exercise price of RMB23,214 or 2.3214 (after the effect of 10,000-for-1 share exchange) per share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s share as of January 31, 2007, with the assistance of a third party valuation company. There is no intrinsic value of the option as of the date of grant. For the six months period ended June 30, 2007 (unaudited), share-based compensation expense of RMB837 was recognized in connection with 2007 Options.

The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions—expected dividend yield	0%
Risk-free interest rate	2.71%
Expected Life	5.6 years
Expected volatility	28.5%

At June 30, 2007, no options have been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

The following table summarizes information regarding share options issued within twelve months prior to

June 30, 2007 (unaudited):

Grant date	No. of shares underlying options granted	Exercise price	Fair value of ordinary shares	Type of valuation
		RMB	RMB
February 3, 2007	5,473,684	2.3214	2.3214	(1)

(1)	The fair value was determined based on a contemporaneous valuation by an independent appraiser.

2006 Plan

In January 2006, CISG adopted the 2006 Stock Option Plan and granted 3,421 stock options to the Company’s executives to purchase 3,421 or 34,210,526 (after the effect of 10,000-for-1 share exchange) ordinary shares at an exercise price of RMB8,741 or 0.8741 (after the effect of 10,000-for-1 share exchange) per share. The fair value of ordinary shares was RMB8,027 or 0.8027 (after the effect of 10,000-for-1 share exchange) per share at the date of the grant. The fair value was determined based on a retrospective valuation by an independent appraiser, using the discounted cash flow method, the income approach where by the present value of future expected net cash flows is calculated using a discounted rate. There is no intrinsic value of the option as of the date of grant. On December 31, 2006, all option holders for this group of options met the vesting requirements, and hence 3,421 options are fully vested as of December 31, 2006.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

On the date of grant, the fair value of the options was determined to be RMB1,030 or 0.1030 (after the effect of 10,000-for-1 share exchange) per option using the Black-Scholes option pricing model. The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions –expected dividend yield	0%
Risk-free interest rate	1.9%
Expected Life	2.21 years
Expected volatility	24.8%

At December 31, 2006, no options have been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of those comparable companies for a period with length commensurate to expected term.

During the year ended December 31, 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), share-based compensation expense of RMB3,562, RMB3,562 and nil, respectively, was recognized in connection with 2006 Plan.

Kingsford 2005 Shares

On January 8, 2005, CISG issued 6,655 or 66,550,000 (after the effect of 10,000-for-1 share exchange) shares, representing 13.91% of the then issued share capital of the CISG on a fully diluted basis to Kingsford at par value. Accordingly, share-based compensation expense of RMB56,501 was recognized in 2005 based on the fair value of the CISG’s shares of RMB8,602 or 0.8602 (after the effect of 10,000-for-1 share exchange) per share as of the grant date. Fair value was determined based on the Black-Scholes option-pricing model.

2004 Plan

In July 2004, stock options to purchase 12,357 or 123,570,000 (after the effect of 10,000-for-1 share exchange) ordinary shares were granted to the Group’s executives at an exercise price of RMB 0.1 or 0.00001 (after the effect of 10,000-for-1 share exchange) per share. The stock options were fully vested as of the grant date, and were all exercised in December 2004. The fair value of the options was determined to be RMB109,131 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions –expected dividend yield	0%
Risk-free interest rate	3.17%
Expected life	1.5 years
Expected volatility	25.1%

The expected term was estimated by taking into consideration the expiration period and the vesting terms of the options. Expected volatility was estimated based on daily stock prices of those comparable companies for a period with length commensurate to expected term.

The compensation expenses of RMB109,131 were recognized in 2004 and included in the general and administrative expenses.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

For the three years ended 2006, changes in the status of outstanding options were as follows (giving effects to the 10,000-for-1 share exchange) and the six months ended June 30, 2007:

	No. of shares underlying options granted	Weighted average exercise price RMB	Aggregate intrinsic value
Balance at December 31, 2003	—	—	—
Granted	123,570,000	*
Exercised	123,570,000	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2004	—	—	—
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2005	—	—	—
Granted	34,210,526	0.8741
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2006	34,210,526	0.8741	—
Granted	5,473,684	2.3214	—

Balance at June 30, 2007 (unaudited)	39,684,210	1.0737	—

Exercisable at June 30, 2007 (unaudited)	34,210,526	0.8741	—

Exercisable at December 31, 2006	34,210,526	0.8741	—

*	The weighted average exercise price was RMB0.000001 each

As of December 31, 2006, there was no outstanding unvested options. As of June 30, 2007 (unaudited), there was RMB3,179 of total unrecognized compensation cost related to non-vested share options granted in 2007.

The following table summarizes information about the Company’s stock option plans for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited):

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB
Weighted-average grant-date fair value of options granted	109,131	—	3,562	3,562	837
Total intrinsic value of options exercised in the year of	109,130	—	7,441	7,441	—
Total fair value of shares vested during the year of	109,262	—	3,562	3,562	837

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans at December 31, 2006 and June 30, 2007 (unaudited):

	Options outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted average exercise price RMB	Options Exercisable
2006 Stock Plan	3,421	3.5	8,741	3,421
2007 Stock Plan (unaudited)	547	9.5	23,214	—

2003 Options

On November 7, 2002, CUFS granted 6,162,888 options to 45 management level employees. As noted in Note 1, CUFS undertook a reorganization where by the insurance brokerage and agency businesses were transferred to CISG. Sixteen of these management level employees, who were granted options in CUFS became employees of CISG. Each option was exercisable after two years of continuous employment with the Company. The Board Of Directors retained the right to issue a stock option exercise notice to shareholders, and upon such notice if the shareholders choose not to exercise stock options under the notice then they will be regarded as forfeiting their right to exercise said options. The exercise price of options issued under this Share Option Scheme was RMB 1 per share.

On the date of grant, the fair value of the options was determined to be RMB0.72 per option using the Black-Scholes option pricing model. The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions -expected dividend yield	0%
Risk-free interest rate	2.55%
Expected Life	3.71 years
Expected volatility	38.4%

The expected term was estimated by taking into consideration the expiration period and the vesting terms of the options. Expected volatility was estimated based on daily stock prices of those comparable companies for a period with length commensurate to expected term.

The share-based compensation expenses of RMB1,862 and RMB131 were recognized in 2003 and 2004 respectively which included in the general and administrative expenses.

(20) Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances. As of December 31, 2006 and as of June 30, 2007 (unaudited), the Company had restricted net assets of RMB313,474 and RMB327,484, respectively, which are not eligible to be distributed. This amount is comprised of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 14.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(21) Subsequent events

On March 9, 2007, the Company declared dividends of RMB38,000 for distribution to shareholders of record as of December 31, 2006.

Unaudited

On July 13, 2007 (unaudited), the board approved options holders of 2006 Stock Option Plan to exercise all of the options. Subsequently on July 14, 2007, Mr. Lai sold 320.5264 or 3,205,264 (after the effect of 10,000-for-1 share exchange) shares to Mr. Hu Yi Nan and five other employees at share price equivalent to the fair value of the Company’s shares as of July 14, 2007. The management of the Company engaged a third party appraiser to assess the fair value of the ordinary shares as of the date of sale, i.e. RMB29,693 or 2.9693 (after the effect of 10,000-for-1 share exchange) per share, which was determined based on a contemporaneous valuation. There was no share-based compensation incurred in connection to this sale of shares.

On August 25, 2007 (unaudited), the Company held a shareholder meeting. The shareholder meeting adopted a new share incentive plan which allows the Company to grant up to 10% of the issued share capital of the Company over a 10-year period. The specific grants and general principles will be subject to the approvals of the compensation committee of the board of directors.

In October 2007, the board of the Company voted to grant options under our 2007 share incentive plan to certain of the directors and employees to purchase an aggregate of 42,000,000 ordinary shares of the Company at an exercise price equal to the offering price per ordinary share in the initial public offering.

In October 2007, the Company declared dividends of RMB70 million (US$9.2 million) for the year 2007 and is expected to pay out these declared dividends before the completion of the initial public offering.

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENT OF REGISTRANT

BALANCE SHEETS

(In thousands, except for shares and per share data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,233	3,390	445
Dividend receivable	—	32,000	4,204
Investment in subsidiaries	239,042	287,063	37,712

TOTAL CURRENT ASSETS	242,275	322,453	42,361

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	1,040	500	66
Amount due to a shareholder	292	369	48
Dividends payable	—	32,000	4,204

Total current liabilities	1,332	32,869	4,318

Shareholders’ equity:
Common stock (Authorized shares: 1,000,000,000 at US$0.001 each; Issued and outstanding share: 650,000,000 at December 31, 2005 and 2006)	5,073	5,073	667
Additional paid-in capital	347,386	369,781	48,579
Subscription receivable	(935)	—	—
Accumulated other comprehensive loss	(95)	(179)	(24)
Accumulated deficit	(110,486)	(85,091)	(11,179)

Total shareholders’ equity	240,943	289,584	38,043

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	242,275	322,453	42,361

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENT OF REGISTRANT

STATEMENTS OF OPERATIONS

(In thousands, except for shares and per share data)

	For the period from June 8 (date of incorporation) to December 31,	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
General and administrative expenses	(109,262)	(61,634)	(22,752)	(2,989)
Interest income	—	21	125	16
Other expenses	—	(68)	—	—
Equity in earnings of subsidiaries	12,518	54,988	80,022	10,513

Net income (loss)	(96,744)	(6,693)	57,395	7,540

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENT OF REGISTRANT

STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(In thousands, except for shares and per share data)

	Share Capital		Additional paid-in capital	Subscription receivable from shareholder	Accumulated earnings (deficit)	Accumulated other comprehensive loss	Total	Comprehensive income (loss)
	Number of shares	Amounts
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Contribution of investment in subsidiaries from CUFS	—	—	1,862	—	3,061	—	4,923
Issuance of common share upon incorporation	288,280,000	2,250	32,750	—	—	—	35,000
Share-based compensation	123,570,000	964	108,298	—	—	—	109,262
Dividends paid to CUFS	—	—	—	—	(10,110)	—	(10,110)
Net loss	—	—	—	—	(96,744)	—	(96,744)	(96,744)

Balance at December 31, 2004	411,850,000	3,214	142,910	—	(103,793)	—	42,331	(96,744)

Issuance of common shares	238,150,000	1,859	204,476	(935)	—	—	205,400
Net loss	—	—	—	—	(6,693)	—	(6,693)	(6,693)
Foreign currency translation	—	—	—	—	—	(95)	(95)	(95)

Balance at December 31, 2005	650,000,000	5,073	347,386	(935)	(110,486)	(95)	240,943	(6,788)

Subscription receivable from shareholders	—	—	—	935	—	—	935
Share-based compensation	—	—	22,395	—	—	—	22,395
Net income	—	—	—	—	57,395	—	57,395	57,395
Dividends	—	—	—	—	(32,000)	—	(32,000)
Foreign currency translation	—	—	—	—	—	(84)	(84)	(84)

Balance at December 31, 2006	650,000,000	5,073	369,781	—	(85,091)	(179)	289,584	57,311

Balance at December 31, 2006 in US$		667	48,579	—	(11,179)	(24)	38,043	7,529

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENT OF REGISTRANT

STATEMENTS OF CASH FLOWS

(In thousands, except for shares and per share data)

	For the period from June 8 (date of incorporation) to December 31, 2004	Year ended December 31,
		2005	2006	2006
	RMB	RMB	RMB	US$
Operating activities:
Net income (loss)	(96,744)	(6,693)	57,395	7,540
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Equity in earnings of subsidiaries	(12,518)	(54,988)	(80,022)	(10,513)
Compensation expense associated with stock options	109,262	56,501	3,562	468
Share-based compensation associated with performance commitment	—	—	18,834	2,474
Change in operating liabilities:
Other payables	—	1,040	(540)	(71)

Net cash used in operating activities	—	(4,140)	(771)	(102)

Cash used in investing activity:
Advances to subsidiaries	(35,000)	(141,723)	—	—

Cash flows from financing activities:
Net proceeds on issue of shares	35,000	148,899	935	123
Amount due to a shareholder	—	292	77	10

Cash generated from financing activities	35,000	149,191	1,012	133

Net increase in cash and cash equivalents	—	3,328	241	31
Cash and cash equivalents at beginning of year	—	—	3,233	425
Effect of exchange rate changes on cash and cash equivalents	—	(95)	(84)	(11)

Cash and cash equivalents at the end of the period/year	—	3,233	3,390	445

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial statement as to the financial position, changes in financial position and results of operations of a parent company as if the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2006, RMB313,474 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statement of CISG has been presented for the period from June 8, 2004 (date of incorporation) to December 31, 2006. No condensed financial information has been presented for additional periods as CISG did not exist until June 8, 2004 and the historical consolidated financial statements presented represent those of insurance brokerage and agency service businesses conducted under China United Financial Services Holdings Limited which were transferred to the Company as a result of the restructuring occurred in 2004.

CISG undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007. The Company became the ultimate holding company upon completion of a 10,000-for-1 share exchange with the existing shareholders of CISG on July 31, 2007. The exchange was accounted for as a reverse merger on the basis that CISG was the accounting acquiror.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. We intend to adopt an amended and restated articles of association that will provide for indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, to the fullest extent permissible under the Companies Law.

Pursuant to indemnification agreements, the form of which was filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers will be and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission

China United Financial Services	June 2004	20,820 CISG shares	(i) RMB10.0 million and (ii) all of its rights and interests in certain agreements that established its control of five PRC insurance intermediary companies	Not applicable

Cathay Auto Services Limited	June 2004	8,008 CISG shares	RMB25.0 million	Not applicable

Kingsford Resources Limited	December 2004	12,357 CISG shares	RMB1,235.7	Not applicable

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Kingsford Resources Limited	January 2005	6,655 CISG shares	RMB665.5	Not applicable

CDH Inservice Limited	December 2005	17,160 CISG shares	US$18.6 million	Not applicable

David Tang	February 2007	Options to purchase 0.8% of the total outstanding number of shares of CISG on a fully diluted basis	Exercise price is the fair value per CISG share as of January 31, 2007	Not applicable

14 employees (including 4 executive officers)	July 2007	3,421 CISG shares	RMB29.9 million	Not applicable

Bestcheer International Limited	July 2007	478,400,000 ordinary shares	47,840 CISG shares	Not applicable

CDH Inservice Limited	July 2007	171,600,000 ordinary shares	17,160 CISG shares	Not applicable

Kingsford Resources Limited	July 2007	34,210,526	3,421 CISG shares	Not applicable

Directors, officers, and employees	October 2007	Options to purchase 42,000,000 ordinary shares	Past and future services to our company	Not applicable

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act of 1993 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, People’s Republic of China, on October 25, 2007.

CNINSURE INC.

By:	/s/ YINAN HU
Name:	Yinan Hu
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ YINAN HU Yinan Hu	Chairman and Chief Executive Officer (principal executive officer)	October 25, 2007

/S/ DAVID WEI TANG David Wei Tang	Chief Financial Officer (principal financial officer)	October 25, 2007

/S/ QIUPING LAI Qiuping Lai	Director	October 25, 2007

/S/ * Peng Ge	Director and Finance Manager (principal accounting officer)	October 25, 2007

/S/ * Paul Wolansky	Director	October 25, 2007

/S/ * Shangzhi Wu	Director	October 25, 2007

/s/ * Stephen Markscheid	Independent Director	October 25, 2007

/s/ * Allen Warren Lueth	Independent Director	October 25, 2007

/s/ * Donald J. Puglisi, Managing Director, Puglisi & Associates	Authorized U.S. Representative	October 25, 2007

*By:	/s/ YINAN HU
Yinan Hu Attorney-in-fact

CNINSURE INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3	Form of Deposit Agreement among the Registrant, the depositary and owners and beneficial owners of the American Depositary Receipts
4.4*	Subscription Agreement, dated June 19, 2004, relating to the subscription of ordinary shares of CISG by China United Financial Services and Cathay Auto Services Limited
4.5*	Subscription Agreement, dated December 22, 2005, relating to the subscription of ordinary shares of CISG Holdings Ltd. by CDH Inservice Limited
4.6*	Shareholders Agreement, dated December 22, 2005, relating to CISG
4.7*	Agreement for Sale and Purchase of the Entire Issued Share Capital in CISG, dated July 31, 2007, relating to the exchange of CISG shares for shares of the Registrant
4.8*	Shareholders Agreement, dated July 31, 2007, relating to the Registrant
4.9*	Registration Rights Agreement, dated October 10, 2007, relating to the Registrant
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder regarding certain Cayman Islands Tax matters (included in Exhibit 5.1)
8.2*	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters
10.1*	English translation of 2006 Share Option Plan of CISG
10.2*	2007 Share Incentive Plan
10.3*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.4*	Form of Director Agreement with Independent Directors of the Registrant
10.5*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant
10.6*	English translation of Form of Loan Agreement between Yiqiman Management and each shareholder of Meidiya Investment and Yihe Investment
10.7*	English translation of Form of Equity Pledge Agreement among Yiqiman Management, each shareholder of Meidiya Investment (or Yihe Investment) and Meidiya Investment (or Yihe Investment)
10.8*	English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Meidiya Investment and Yihe Investment
10.9*	English translation of Form of Exclusive Purchase Option Agreement among Yiqiman Management, each shareholder of Meidiya Investment (or Yihe Management), and Meidiya Investment (or Yihe Management)
10.10*

English translation of Form of Technology Consulting and Service Agreement between Ruisike Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment

10.11*

English translation of Form of Technology Consulting and Service Agreement between Zhongqi Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment

Exhibit Number	Description of Document
10.12*	English translation of Form of Trademark Licensing Agreement between Ruisike Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment
10.13*	English translation of Form of Employment Agreement between an acquired Company and its founder
21.1*	Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm
23.2*	Consent of Maples and Calder (included in Exhibit 5.1)
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.2)
23.4*	Consent of Commerce & Finance Law Offices
23.5*	Consent of American Appraisal China Limited
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant

*	Filed previously.
†	To be filed by amendment.